   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1996

                                              REGISTRATION NO. 333-____________
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           ------------------------

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           ------------------------

                               BROWN GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        NEW YORK                      5661                     43-0197190
 (STATE OR OTHER JURIS-    (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
DICTION OF INCORPORATION   CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
    OR ORGANIZATION)

                 8300 MARYLAND AVE., ST. LOUIS, MISSOURI 63105
                                (314) 854-4000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      ----------------------------------

                            ROBERT D. PICKLE, ESQ.
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                               BROWN GROUP, INC.
                              8300 MARYLAND AVE.
                           ST. LOUIS, MISSOURI 63105
                                (314) 854-4000

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

                           JAMES L. NOUSS, JR., ESQ.
                                BRYAN CAVE LLP
                        211 NORTH BROADWAY, SUITE 3600
                           ST. LOUIS, MISSOURI 63102
                                (314) 259-2000

                          --------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                          --------------------------

    IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX. / /

                                               CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF             AMOUNT TO BE    OFFERING PRICE PER  AGGREGATE OFFERING     AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED          UNIT<F1>           PRICE<F1>       REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
9 1/2% Senior Notes due October 15, 2006    $100,000,000          100.0%           $100,000,000       $30,304<F2>
============================================================================================================================

<F1> Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f).

<F2> Previously paid.

                          --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 1996

*******************************************************************************
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A      *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH    *
*  THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD   *
*  NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION       *
*  STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN       *
*  OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE    *
*  ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,             *
*  SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR            *
*  QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                 *
*******************************************************************************

                               OFFER TO EXCHANGE
                   9 1/2% SENIOR NOTES DUE OCTOBER 15, 2006
         FOR ALL OUTSTANDING 9 1/2% SENIOR NOTES DUE OCTOBER 15, 2006

                      [LOGO]   BROWN GROUP, INC.

    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON
                , 1996 UNLESS EXTENDED.

    Brown Group, Inc., a New York corporation (the ``Company''), is hereby offering (the ``Exchange Offer''), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the ``Letter of Transmittal''), to exchange $1,000 principal amount of its 9 1/2% Senior Notes due October 15, 2006 (the ``Exchange Notes''), which exchange has been registered under the Securities Act of 1933, as amended (the ``Securities Act''), pursuant to a registration statement of which this Prospectus is a part (the ``Registration Statement''), for each $1,000 principal amount of its outstanding 9 1/2% Senior Notes due October 15, 2006 (the ``Private Notes''), of which $100,000,000 in aggregate principal amount was issued on October 7, 1996 and is outstanding as of the date hereof. The form and terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes and except for certain interest provisions related to such registration rights. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be entitled to the benefits of an Indenture dated as of October 1, 1996 governing the Private Notes and the Exchange Notes (the ``Indenture''). The Private Notes and the Exchange Notes are sometimes referred to herein collectively as the ``Notes.'' See ``The Exchange Offer'' and ``Description of the Notes.''

    The Exchange Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In the event of a Change of Control (as defined herein), the Company will be obligated to make an offer to purchase all of the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. In addition, the Company will be obligated to make an offer to purchase Notes at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of purchase in the event of certain asset sales. See ``Description of the Notes.''

    The Exchange Notes will be senior unsecured obligations of the Company, will rank pari passu in right of payment with the Private Notes and all other existing and future senior unsecured obligations of the Company and will rank senior in right of payment to any future subordinated obligations of the Company. The Notes will be effectively subordinated to all obligations, including trade payables, of the Company's subsidiaries. As of August 3, 1996 the aggregate amount of outstanding obligations of the Company's subsidiaries to which the holders of the Notes will be structurally subordinated, including trade payables, was approximately $200 million. See ``Description of Certain Indebtedness.''

    The Company will accept for exchange any and all validly tendered Private Notes not withdrawn prior to 5:00 p.m., New York City time, on
                , 1996, unless the Exchange Offer is extended by the Company in its sole discretion (the ``Expiration Date''). Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is subject to certain customary conditions. See ``The Exchange Offer.''

    SEE ``RISK FACTORS'' COMMENCING ON PAGE 14 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

                           ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                          --------------------------

           THE DATE OF THIS PROSPECTUS IS                     , 1996

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                          --------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the ``Exchange Act''), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the ``SEC'' or ``Commission''). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy information and information statements and other information filed electronically by the Company with the Commission through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. Shares of the Company's Common Stock are listed on the New York Stock Exchange and the Chicago Stock Exchange and such reports, proxy statements and other information also can be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and The Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605.

    This Prospectus constitutes a part of a registration statement on Form S-4 (together will all amendments and exhibits thereto, the ``Registration Statement'') filed by the Company with the Commission under the Securities Act of 1933, as amended (the ``Securities Act''), with respect to the Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Notes. Any statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    The Indenture with respect to the Notes provides that the Company shall, whether or not required by the rules and regulations of the Commission, file with the Commission for public availability and provide to the Trustee copies of all quarterly and annual reports and other information, documents and reports specified in Sections 13 and 15(d) of the Exchange Act for so long as the Notes are outstanding.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996, the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 4, 1996 and August 3, 1996 and the Company's Reports on Form 8-K dated March 8, 1996, September 27, 1996, October 2, 1996 and October 21, 1996, which have been filed by the Company with the SEC pursuant to the Exchange Act (File No. 1-2191), are incorporated by reference into this Prospectus and shall be deemed to be a part hereof.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in an accompanying Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE FROM BROWN GROUP, INC., ATTENTION: CORPORATE SECRETARY, 8300 MARYLAND AVENUE, ST. LOUIS, MISSOURI 63105 (TELEPHONE (314) 854-4000.) IN ORDER TO ENSURE TIMELY DELIVERY OF THE
DOCUMENTS, ANY REQUEST SHOULD BE MADE BY                 , 1996.

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed financial information and Consolidated Financial Statements (including the Notes thereto) included and incorporated by reference in this Prospectus. In particular, prospective purchasers should carefully consider the factors set forth under ``Risk Factors.'' Unless the context otherwise requires, the ``Company'' refers to Brown Group, Inc. and its consolidated subsidiaries. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. References to years in connection with the Company's business, financial condition or results of operations refer to the Company's fiscal years.

                                  THE COMPANY

    Brown Group, Inc., founded in 1878, is one of the nation's leading footwear retailers and wholesalers, providing a broad offering of branded and private label casual, athletic and dress footwear products to men, women and children at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates over 1,200 retail shoe stores in the United States and Canada under the Famous Footwear, Naturalizer(R) and F.X. LaSalle(R) names. In addition, through its Brown Shoe Company division and Pagoda wholesale operations, the Company designs, sources and markets footwear to over 8,000 retail stores worldwide, including department stores, mass merchandisers and specialty shoe stores. The Company believes that it distinguishes itself from its competitors by providing consistent style, comfort, quality and value in its broad base of footwear offerings. Management believes the Company has completed its managed transition from a predominately manufacturing driven concern with multiple specialty retail concepts into a focused marketing-oriented footwear company. The Company's net sales and EBITDA, as adjusted, for the twelve-month period ended August 31, 1996 were approximately $1.5 billion and approximately $62 million, respectively. The Company's net sales for the seven-month period ended August 31, 1996 were approximately $905 million compared to approximately $848 million for the same period in 1995. EBITDA, as adjusted, was approximately $43 million for the first seven months of 1996 as compared to approximately $20 million in the same period in 1995.

    The Company's retail operations represented approximately 63% of its net sales for the twelve-month period ended August 3, 1996. The Company's retail operations are conducted primarily through 780 Famous Footwear, 450 Naturalizer(R) and 16 F.X. LaSalle(R) stores. Famous Footwear stores feature ``brand names for less'' targeted to appeal to value-oriented families and offer a broad assortment of athletic, dress and casual shoes for men, women and children. Naturalizer(R) stores feature the Company's highly-recognized Naturalizer(R) brand, one of the nation's leading women's footwear brands, which is targeted to appeal to a style and comfort conscious woman between 40-60 years old, who seeks quality and value in her footwear selections. F.X. LaSalle(R) stores, which are located in Canada, sell fashionable, generally higher-priced footwear products. Company-owned brands, Company-licensed footwear and third-party brands represented 20%, 1% and 79%, respectively, of the Company's retail sales for the twelve months ended August 3, 1996.

    The Company's wholesale operations represented approximately 37% of its net sales for the twelve-month period ended August 3, 1996. The Company's wholesale operations are conducted primarily through its Brown Shoe Company and Pagoda divisions. Brown Shoe Company designs and markets the Company's Naturalizer(R), NaturalSport(R), Life Stride(R), LS Studio(TM), Night Life(R) and Larry Stuart Collection(R) brands. Customers of the Brown Shoe Company include Dayton-Hudson, Dillard's, Federated, the May Company, Mercantile and Nordstrom. Pagoda designs, markets and sources branded, licensed and private label footwear to mass merchandisers, department stores and specialty stores. Pagoda's footwear offering includes such brands as Dr. Scholl's(R), Le Coq Sportif(R), Buster Brown(R) and Candies(R), some of which are licensed. In addition, Pagoda sources footwear globally for its wholesale domestic and international customers, including the branded marketing operations of Brown Shoe Company. Management believes that through its Pagoda division the Company is among the largest suppliers of footwear in the United States, having sourced approximately 70 million pairs of footwear for its customers in 1995. Company-owned brands, Company-licensed footwear and private-label footwear represented 39%, 34% and 27%, respectively, of the Company's wholesale sales for the twelve months ended August 3, 1996.

    Beginning in the early 1980's, the Company began restructuring its operations in response to fundamental changes in the footwear industry. Management believes it has completed its restructurings. As part of its restructurings the Company has:

          (i) Eliminated all of its domestic manufacturing facilities and developed global design, sourcing and marketing capabilities;

         (ii) Maintained diversity in footwear distribution capabilities through its retail formats (particularly through the rapid growth of Famous Footwear) and expanded its domestic and international wholesale operations;

        (iii) Improved its responsiveness to shifts in consumer preferences for updated footwear styling; and

         (iv) Improved its position as one of the nation's leading retailers and wholesalers of athletic and casual footwear products.

    Since the completion of the last restructuring in late 1995, management has focused on increasing net sales, improving gross margins and controlling corporate and divisional expenses to increase operating profitability. In the first six months of 1996, net sales increased 6.5% and gross profit, excluding restructuring expenses, has improved by over $33 million from the prior year period, primarily through better product positioning and more efficient sourcing. In addition, for the six months ended August 3, 1996, the Company has achieved success in leveraging its expense structure, which has contributed to an increase in EBITDA, as adjusted, of over $16 million from the prior year period.

    Management believes there are further opportunities for improving operating performance, including benefits to be gained from:

          (i) Store maturation and concentrated operational focus at Famous Footwear;

         (ii) The ongoing repositioning of the Company's Naturalizer(R) brand and certain other brands to higher quality and moderately higher price points;

        (iii) The continued development of new licensed footwear brands;

         (iv) Increased international penetration of the Company's Pagoda marketing operations; and

          (v) Improved expense controls and distribution logistics.

    The Company's principal executive offices are located at 8300 Maryland Avenue, St. Louis, Missouri 63105, and its telephone number is (314) 854-4000.

                              RECENT DEVELOPMENTS

    On October 7, 1996, the Company completed the sale of its Private Notes in the aggregate principal amount of $100 million. The net proceeds to the Company from the sale of the Private Notes of approximately $97 million were used to pay down the Company's revolving credit facility. As a result of the completion of the sale of its Private Notes, on October 16, 1996, the Company elected to reduce the lenders' commitment under its revolving credit facility to $150 million from $200 million pursuant to the terms of the revolving credit facility. Also, on October 21, 1996, the Company borrowed $5 million against its revolving credit facility and repurchased $5 million of its outstanding long-term debt bearing interest at 7 1/8%. See ``Description of Certain Indebtedness.''

    Set forth below are certain results of operations for the months ended August 26, 1995 and August 31, 1996 and certain pro forma results of operations for the twelve months ended August 31, 1996, after giving effect to the offering of the Private Notes, the application of the net proceeds therefrom and the repurchase of $5 million of its long-term debt bearing interest at 7 1/8%. Management believes that August is generally the most profitable month of the year, driven by the back-to-school season.

                                                                      PRO FORMA
                                             MONTH        MONTH        TWELVE
                                             ENDED        ENDED        MONTHS
                                            AUGUST       AUGUST         ENDED
                                              26,          31,       AUGUST 31,
                                             1995         1996        1996<F1>
                                            ------       ------      ----------
                                           (4 WEEKS)    (4 WEEKS)    (53 WEEKS)
STATEMENT OF OPERATIONS DATA:
Net sales...............................   $ 147,739    $ 159,701    $ 1,513,323
Gross profit, excluding restructuring
  expenses<F2>..........................      50,964       59,342        548,551
Selling and administrative expenses,
  excluding restructuring expenses<F2>..      43,455       46,808        513,580
Restructuring expenses
  (income)<F2><F3>......................      (1,700)          --         (9,442)
Interest expense........................       1,175        1,251         20,356
Other (income) expense, excluding
  restructuring expenses<F2>............          26         (694)        (2,002)
Earnings (loss) from continuing
  operations before income taxes and
  cumulative effect of accounting
  changes...............................       8,008       11,977         26,059
Income tax (provision) benefit..........      (2,942)      (3,673)        (5,111)
Discontinued operations and effect of
  accounting changes, net of income
  taxes<F2>.............................          --           --          2,600
Net earnings (loss).....................       5,066        8,304         23,548

OTHER DATA:
EBITDA<F2>..............................      11,054       15,275         71,232
EBITDA, as adjusted<F2>.................       9,354       15,275         61,790
Total capital expenditures..............       2,123        1,203         16,675
Total debt..............................     209,116      211,023        214,023
Ratio of EBITDA, as adjusted, to
  interest expense<F2>..................         n/a          n/a           3.04x
Ratio of total debt to EBITDA, as
  adjusted<F2>..........................         n/a          n/a           3.46x
Ratio of total debt to capitalization...          48%          47%            47%
Ratio of net debt to capitalization<F2>.          44%          44%            45%


n/a--not applicable

<F1> The pro forma financial data reflects the impact of borrowing $100 million aggregate principal amount of Private Notes at an annual rate of 9 1/2% as of the beginning of the period presented, using $97 million of the net proceeds therefrom to repay short-term notes payable which had carried an average interest rate of approximately 6-7% during the period presented, and drawing $5 million against the revolving credit facility and using the $5 million to repurchase long-term debt which had carried an interest rate of 7 1/8%. Approximately $3 million of issuance costs related to the Private Notes is reflected based on an amortization period of 10 years.

<F2> See the notes to Summary Consolidated Financial Data for explanations.

<F3> For the month ended August 26, 1995, restructuring related income represented the LIFO liquidation effect of footwear manufactured in closed domestic facilities.

    Performance improvements have been achieved at the Company's Brown Shoe Company, Pagoda and Famous Footwear divisions versus the prior year periods. The Company's backlog as of August 31, 1996 was approximately $176 million, an increase of approximately 5% over the prior year's backlog. In addition, both Famous Footwear and Naturalizer retail stores have posted positive comparable store sales gains year to date.

    As of August 31, 1996, the Company had 17,965,952 shares of Common Stock outstanding and the closing price of the Company's Common Stock as reported on the New York Stock Exchange was $19.00, thus the Company's ``equity market capitalization'' as of August 31, 1996 was over $340 million. The price of the Company's Common Stock on the date any Private Notes are tendered for exchange may vary widely from the price of the Company's Common Stock on August 31, 1996, and thus the Company's equity market capitalization may also be significantly different.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
      (DOLLARS IN THOUSANDS EXCEPT PER SHARE, RATIOS AND OPERATING DATA)

    The following table sets forth Summary Consolidated Financial Data for Brown Group, Inc. for each of the five fiscal years in the period ended February 3, 1996, for the six months ended July 29, 1995 and August 3, 1996, and for the twelve months ended August 3, 1996, and, on a pro forma basis (after giving effect to the sale of the Private Notes, the application of the net proceeds therefrom and the repurchase of $5 million of its long-term debt bearing interest of 7 1/8%) financial data for the twelve months ended August 3, 1996, for the six months ended August 3, 1996, and for fiscal 1995. Such information should be read in conjunction with the historical Consolidated Financial Statements of the Company and the Notes thereto which are included elsewhere herein and incorporated herein by reference. Summary Consolidated Financial Data for the Company as of and for the six months ended July 29, 1995 and for the six and twelve months ended August 3, 1996 has been derived from the unaudited historical Consolidated Financial Statements and, in the opinion of management, includes all adjustments that are considered necessary for a fair presentation of the financial position and results of operations for such interim periods. Results for the interim periods are not necessarily indicative of results for full fiscal years.

                                                                FISCAL YEARS
                                            ----------------------------------------------------     PRO FORMA
                                            1991        1992        1993        1994        1995     1995 <F12>
                                            ----        ----        ----        ----        ----     ----------
                                         (52 WEEKS)  (52 WEEKS)  (52 WEEKS)  (52 WEEKS)  (53 WEEKS)  (53 WEEKS)
STATEMENT OF OPERATIONS DATA:

  Net sales............................. $1,191,591  $1,243,842  $1,361,039  $1,461,637  $1,455,896  $1,455,896

  Gross profit, excluding restructuring
    expenses <F1>.......................    385,501     415,011     456,642     512,263     506,881     506,881

  Selling and administrative expenses,
    excluding restructuring expenses <F2>   361,281     378,835     409,248     448,827     493,598     493,598

  Restructuring expenses, net
    <F1><F2><F3>......................           --      22,360      45,446          --       4,010       4,010

  Interest expense......................     15,431      16,260      17,334      15,785      15,969      18,931

  Other (income), excluding
    restructuring expenses <F3>.........     (2,244)     (5,282)       (209)    (12,320)     (1,970)     (1,970)

  Earnings (loss) from continuing
    operations before income taxes and
    cumulative effect of accounting
    changes.............................     11,033       2,838     (15,177)     59,971      (4,726)     (7,688)

  Income tax (provision) benefit........     (2,771)        401       5,881     (26,405)      5,423       6,549

  Discontinued operations and effect of
    accounting changes, net of income
    taxes <F4>..........................     (4,498)      1,425     (22,316)      5,832       2,600       2,600

  Net earnings (loss)...................      3,764       4,664     (31,612)     39,398       3,297       1,461

  Earnings (loss) per share from
    continuing operations before
    accounting changes..................       0.48        0.19       (0.54)       1.91        0.04       (0.06)

  Ratio of earnings to fixed charges <F5>     1.28x       1.07x        .65x       2.38x        .90x        .85x

OTHER DATA:

  EBITDA <F6>........................... $   48,550  $   40,014  $   22,009  $   97,851  $   35,070  $   35,070

  EBITDA, as adjusted <F6>..............     48,550      62,374      67,455      97,851      39,080      39,080

  Depreciation and amortization.........     22,086      20,916      19,852      22,095      23,827      23,827

  Capital expenditures:

    New stores..........................      6,283       5,569       9,004      12,338      13,285      13,285

    Remodels............................      2,634       2,739       5,158       4,193       5,336       5,336

    Other <F7>..........................     10,985       9,188      13,045      16,000       8,318       8,318
                                         ----------  ----------  ----------  ----------  ----------  ----------

      Total.............................     19,902      17,496      27,207      32,531      26,939      26,939

  Ratio of EBITDA, as adjusted, to
    interest expense <F8>...............      3.15x       3.84x       3.89x       6.20x       2.45x       2.06x

  Ratio of total debt to EBITDA, as
    adjusted <F9>.......................      3.57x       3.71x       4.29x       1.80x       5.62x       5.69x

  Ratio of total debt to
    capitalization......................        36%         44%         55%         41%         49%         49%

  Ratio of net debt to capitalization
    <F10>...............................        33%         42%         54%         39%         44%         45%


                                                                  PRO
                                                                 FORMA
                                                                  SIX                  PRO FORMA
                                                                 MONTHS     TWELVE       TWELVE
                                           SIX MONTHS ENDED      ENDED      MONTHS       MONTHS
                                          ------------------    AUG. 3,     ENDED        ENDED
                                          JULY 29,   AUG. 3,      1996     AUG. 3,      AUG. 3,
                                            1995       1996      <F12>       1996      1996 <F12>
                                          --------   -------    -------    -------     ----------
                                         (26 WEEKS) (26 WEEKS) (26 WEEKS) (53 WEEKS)    (53 WEEKS)
STATEMENT OF OPERATIONS DATA:

  Net sales.............................  $700,303   $745,768   $745,768   $1,501,361  $1,501,361

  Gross profit, excluding restructuring
    expenses <F1>.......................   243,076    276,368    276,368      540,173     540,173

  Selling and administrative expenses,
    excluding restructuring expenses <F2>  244,841    261,470    261,470      510,227     510,227

  Restructuring expenses, net
    <F1><F2><F3>........................    11,122     (4,030)    (4,030)     (11,142)    (11,142)

  Interest expense......................     7,880      9,255     10,701       17,344      20,319

  Other (income), excluding
    restructuring expenses <F3>.........      (828)      (140)      (140)      (1,282)     (1,282)

  Earnings (loss) from continuing
    operations before income taxes and
    cumulative effect of accounting
    changes.............................   (19,939)     9,813      8,367       25,026      22,051

  Income tax (provision) benefit........     7,147     (3,772)    (3,223)      (5,496)     (4,365)

  Discontinued operations and effect of
    accounting changes, net of income
    taxes <F4>..........................        --         --         --        2,600       2,600

  Net earnings (loss)...................   (12,792)     6,041      5,144       22,130      20,286

  Earnings (loss) per share from
    continuing operations before
    accounting changes..................     (0.73)      0.34       0.29         1.11        1.00

  Ratio of earnings to fixed charges
    <F5>................................      .21x      1.37x      1.30x        1.51x       1.42x

OTHER DATA:

  EBITDA <F6>...........................  $    (62)  $ 31,879   $ 31,879   $   67,011  $   67,011

  EBITDA, as adjusted <F6>..............    11,060     27,849     27,849       55,869      55,869

  Depreciation and amortization.........    11,997     12,811     12,811       24,641      24,641

  Capital expenditures:

    New stores..........................     8,914      2,707      2,707        7,078       7,078

    Remodels............................     2,743      3,611      3,611        6,204       6,204

    Other <F7>..........................     5,502      1,497      1,497        4,313       4,313
                                          --------   --------   --------   ----------  ----------
      Total.............................    17,159      7,815      7,815       17,595      17,595

  Ratio of EBITDA, as adjusted, to
    interest expense <F8>...............       n/a        n/a        n/a        3.22x       2.75x

  Ratio of total debt to EBITDA, as
    adjusted <F9>.......................       n/a        n/a        n/a        4.06x       4.12x

  Ratio of total debt to
    capitalization......................       47%        50%        50%          50%         50%

  Ratio of net debt to capitalization
    <F10>...............................       44%        45%        46%          45%         46%


                                                                                       (continued on next page)
                                       7

                                                                FISCAL YEARS
                                            ----------------------------------------------------     PRO FORMA
                                            1991        1992        1993        1994        1995     1995 <F12>
                                            ----        ----        ----        ----        ----     ----------
                                         (52 WEEKS)  (52 WEEKS)  (52 WEEKS)  (52 WEEKS)  (53 WEEKS)  (53 WEEKS)
OPERATING DATA:

  Same-store sales increase (decrease):
    <F11>

    Famous Footwear.....................       4.2%       13.4%        9.3%        3.3%       (3.0%)      (3.0%)

    Naturalizer.........................       6.1%       (0.4%)       1.6%       (0.3%)      (4.0%)      (4.0%)

    Canada..............................      (6.1%)       3.0%        6.8%       11.2%       (0.6%)      (0.6%)

  Number of retail stores (at period
    end):

    Famous Footwear.....................        353         477         567         722         814         814

    Naturalizer (U.S. and Canada).......        457         431         450         418         409         409

    Other...............................        279         189         135          18          18          18
                                         ----------  ----------  ----------  ----------  ----------  ----------

      Total.............................      1,089       1,097       1,152       1,158       1,241       1,241

  Number of wholesale pairs sourced or
    manufactured (millions).............         75          89          94          93          76          76

BALANCE SHEET DATA (AT PERIOD END):

  Cash and cash equivalents............. $   18,683  $   21,625  $   16,892  $   18,922  $   35,058  $   35,058

  Working capital.......................    297,239     262,611     240,554     259,178     209,399     306,399

  Total assets..........................    654,696     705,165     739,930     636,515     661,056     661,056

  Long-term debt (including current
    maturities).........................    158,809     219,889     143,033     135,276     107,470     207,470

  Shareholders' equity..................    313,387     288,988     233,863     249,727     231,636     229,800

                                                                  PRO
                                                                 FORMA
                                                                  SIX                 PRO FORMA
                                                                 MONTHS     TWELVE      TWELVE
                                           SIX MONTHS ENDED      ENDED      MONTHS      MONTHS
                                          ------------------    AUG. 3,     ENDED       ENDED
                                          JULY 29,   AUG. 3,      1996     AUG. 3,     AUG. 3,
                                            1995      1996       <F12>       1996     1996 <F12>
                                          --------   -------    -------    -------    ----------
                                         (26 WEEKS) (26 WEEKS) (26 WEEKS) (53 WEEKS)  (53 WEEKS)
OPERATING DATA:

  Same-store sales increase (decrease):
    <F11>

    Famous Footwear.....................     (0.6%)     0.1%       0.1%        n/a          n/a

    Naturalizer.........................     (3.5%)     2.1%       2.1%        n/a          n/a

    Canada..............................      1.0%      8.8%       8.8%        n/a          n/a

  Number of retail stores (at period
    end):

    Famous Footwear.....................       797       787        787        787          787

    Naturalizer (U.S. and Canada).......       420       449        449        449          449

    Other...............................        18        19         19         19           19
                                          --------  --------   --------   --------     --------
      Total.............................     1,235     1,255      1,255      1,255        1,255

  Number of wholesale pairs sourced or
    manufactured (millions).............        41        41         41         76           76

BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents.............  $ 23,016  $ 35,120   $ 35,120   $ 35,120     $ 35,120

  Working capital.......................   161,855   206,429    298,429    206,429      298,429

  Total assets..........................   679,701   718,913    718,913    718,913      718,913

  Long-term debt (including current
    maturities).........................   110,230   106,022    201,022    106,022      201,022

  Shareholders' equity..................   224,418   230,120    229,223    230,120      228,276

--------------

n/a--not applicable

 <F1> Restructuring expenses (income) excluded from gross profit are as follows:

                                                                       FISCAL YEARS                         PRO
                                                     ------------------------------------------------      FORMA
                                                     1991       1992       1993       1994       1995       1995
                                                     ----       ----       ----       ----       ----      -----
Gross profit, as reported......................... $385,501   $409,251   $445,596   $512,263   $506,971   $506,971

Restructuring expenses (income)

  Inventory markdowns.............................       --      5,760     13,346         --      2,000      2,000

  Termination benefits............................       --         --      3,100         --      8,068      8,068

  LIFO liquidation................................       --         --     (5,400)        --    (10,158)   (10,158)
                                                   --------   --------   --------   --------   --------   --------

Gross profit excluding restructuring expenses..... $385,501   $415,011   $456,642   $512,263   $506,881   $506,881
                                                   ========   ========   ========   ========   ========   ========

                                                                            PRO                   PRO
                                                                           FORMA                 FORMA
                                                                            SIX       TWELVE     TWELVE
                                                     SIX MONTHS ENDED      MONTHS     MONTHS     MONTHS
                                                    ------------------     ENDED      ENDED      ENDED
                                                    JULY 29,   AUG. 3,    AUG. 3,    AUG. 3,    AUG. 3,
                                                      1995      1996        1996       1996       1996
                                                    --------   -------    -------    -------    -------
Gross profit, as reported.........................  $236,704   $280,398   $280,398   $550,665   $550,665

Restructuring expenses (income)

  Inventory markdowns.............................     2,000         --         --         --         --

  Termination benefits............................     8,068         --         --         --         --

  LIFO liquidation................................    (3,696)    (4,030)    (4,030)   (10,492)   (10,492)
                                                    --------   --------   --------   --------   --------
Gross profit excluding restructuring expenses.....  $243,076   $276,368   $276,368   $540,173   $540,173
                                                    ========   ========   ========   ========   ========

 <F2> Restructuring expenses excluded from selling and administrative expenses are $3.0 million related to severance benefits in 1992; $13.0 million in 1993 consisting of $4.9 million in severance benefits, $1.0 million in accounts receivable provision, and $7.1 million in lease buyouts; $0.5 million in 1995 consisting of severance benefits and $0.5 million for the six months ended July 29, 1995 related to severance benefits.

 <F3> Other Income primarily includes interest and royalty income, and in 1994 recovery of an accrual for countervailing duties on footwear imported from Brazil. Restructuring expenses excluded from Other Income are $13.6 million, $21.4 million, and $3.6 million in 1992, 1993, and 1995, respectively, and $4.2 million for the six months ended July 29, 1995. Such charges were primarily related to fixed asset write-offs, and to a lesser extent, environmental monitoring costs.

 <F4> Net amounts presented consist of earnings from discontinued operations, cumulative effect of changes in accounting for postemployment benefits in 1993 and postretirement benefits and income taxes in 1991, and disposal of discontinued operations. See Consolidated Financial Statements.

 <F5> The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and the effect of accounting changes and discontinued operations plus fixed charges. Fixed charges include interest, expensed or capitalized, amortization of debt issuance costs and the estimated interest component of rent expense. For years 1993, 1995, pro forma 1995 and for the six months ended July 29, 1995, pre-tax earnings, before fixed charges, were insufficient to cover fixed charges by $15.2 million, $4.7 million, $7.7 million and $19.9 million, respectively.

                                                       (continued on next page)

                                       8

 <F6> EBITDA as presented herein represents net earnings before interest expense, income taxes, depreciation and amortization, the effect of accounting changes and discontinued operations. EBITDA, as adjusted, reflects EBITDA before restructuring expenses, net. EBITDA and EBITDA, as adjusted, are included herein because management believes that certain investors may find them to be useful tools of measuring a company's ability to service its debt; however, neither EBITDA nor EBITDA, as adjusted, represents cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net earnings as an indicator of the Company's operating performance or cash flow as a measure of liquidity. The components of EBITDA and EBITDA, as adjusted, are as follows:

                                                                                              PRO
                                                           FISCAL YEARS                      FORMA
                                           --------------------------------------------      1995
                                           1991      1992      1993      1994      1995      <F12>
                                           ----      ----      ----      ----      ----      -----
Net earnings (loss).....................  $ 3,764   $ 4,664  $(31,612)  $39,398   $ 3,297  $ 1,461

Discontinued operations and effect of
 accounting changes, net of income
 taxes..................................    4,498    (1,425)   22,316    (5,832)   (2,600)  (2,600)

Income taxes............................    2,771      (401)   (5,881)   26,405    (5,423)  (6,549)

Interest expense........................   15,431    16,260    17,334    15,785    15,969   18,931

Depreciation and amortization...........   22,086    20,916    19,852    22,095    23,827   23,827
                                          -------   -------  --------   -------   -------  -------

  EBITDA................................   48,550    40,014    22,009    97,851    35,070   35,070

Restructuring expenses, net.............       --    22,360    45,446        --     4,010    4,010
                                          -------   -------  --------   -------   -------  -------

  EBITDA, as adjusted...................  $48,550   $62,374  $ 67,455   $97,851   $39,080  $39,080
                                          =======   =======  ========   =======   =======  =======

                                                                PRO                 PRO
                                                               FORMA               FORMA
                                                                SIX               TWELVE
                                           SIX MONTHS ENDED   MONTHS    TWELVE    MONTHS
                                           ----------------    ENDED    MONTHS     ENDED
                                           JULY               AUG. 3,    ENDED    AUG. 3,
                                            29,     AUG. 3,    1996     AUG. 3,    1996
                                           1995      1996      <F12>     1996      <F12>
                                           ----     -------   -------   -------   -------
Net earnings (loss).....................  $(12,792) $ 6,041  $ 5,144    $22,130   $20,286

Discontinued operations and effect of
 accounting changes, net of income
 taxes..................................        --       --       --     (2,600)   (2,600)

Income taxes............................    (7,147)   3,772    3,223      5,496     4,365

Interest expense........................     7,880    9,255   10,701     17,344    20,319

Depreciation and amortization...........    11,997   12,811   12,811     24,641    24,641
                                          --------  -------  -------    -------   -------
  EBITDA................................       (62)  31,879   31,879     67,011    67,011

Restructuring expenses, net.............    11,122   (4,030)  (4,030)   (11,142)  (11,142)
                                          --------  -------  -------    -------   -------
  EBITDA, as adjusted...................  $ 11,060  $27,849  $27,849    $55,869   $55,869
                                          ========  =======  =======    =======   =======

 <F7> ``Other'' capital expenditures include expenditures for the Company's warehouses and distribution centers, manufacturing plants, offices, and computers and related equipment.

 <F8> Represents the ratio of EBITDA, as adjusted, (see note (6) above), to interest expense. Management believes that the ratio of EBITDA, as adjusted, to interest expense is an accepted measure of debt service ability; however, such ratio should not be considered a substitute for the ratio of earnings to fixed charges as a measure of debt service ability.

 <F9> Total debt includes short-term notes payable, long-term debt, current maturities thereon, and capitalized lease obligations.

<F10> Net debt consists of total debt less cash and cash equivalents.

<F11> The same-store sales increase percent reflects the change in sales of stores open in the current and prior comparable period. The same-store sales increase in the 53-week period of fiscal 1995 and the twelve months ended August 3, 1996 were calculated on a comparable 52-week basis.

<F12> The pro forma financial data reflects the impact of borrowing $100 million aggregate principal amount of Private Notes at an annual rate of 9 1/2% as of the beginning of the period presented, using $97 million of the net proceeds therefrom to repay short-term notes payable which had carried an average interest rate of approximately 6-7% during the period presented, and drawing $5 million against the revolving credit facility and using the $5 million to repurchase long-term debt which had carried an interest rate of 7 1/8%. Approximately $3 million of issuance costs related to the Private Notes is reflected based on an amortization period of 10 years.

                              THE EXCHANGE OFFER

THE EXCHANGE OFFER......................  The Company is hereby offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of
                                          Private Notes that are properly tendered and accepted. The
                                          Company will issue Exchange Notes on or as promptly as
                                          practicable after the Expiration Date. As of the date hereof, there is $100,000,000 aggregate principal amount of Private
                                          Notes outstanding. See ``The Exchange Offer.''

                                          Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange
                                          Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof without compliance with the registration and prospectus delivery
                                          provisions of the Securities Act, provided that the holder is acquiring Exchange Notes in the ordinary course of its business, is not participating and has no arrangement or understanding with any person to participate in the distribution of the
                                          Exchange Notes and is not an ``affiliate'' of the Company within the meaning of Rule 405 under the Securities Act. Each
                                          broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities and who receives Exchange Notes pursuant to the Exchange Offer for its own account in exchange therefor must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

                                          This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of
                                          Transmittal that accompanies this Prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ``underwriter'' within the meaning of the Securities Act. Any holder of Private Notes who tenders in the Exchange Offer with the intention to
                                          participate, or for the purpose of participating, in a
                                          distribution of the Exchange Notes could not rely on the
                                          above-referenced position of the staff of the Commission and, in the absence of an exemption therefrom, would have to comply with the registration and prospectus delivery requirements of the
                                          Securities Act in connection with any resale transaction.
                                          Failure to comply with such requirements in such instance could result in such holder incurring liability under the Securities
                                          Act for which the holder is not indemnified by the Company. See
                                          ``The Exchange Offer--Resale of the Exchange Notes.''

REGISTRATION RIGHTS AGREEMENT...........  The Private Notes were sold by the Company on October 7, 1996 to
                                          Smith Barney Inc., First Chicago Capital Markets, Inc. and
                                          Dillon, Read & Co. Inc. (collectively, the ``Initial
                                          Purchasers'') pursuant to a Purchase Agreement, dated October 1,
                                          1996, by and among the Company and the Initial Purchasers (the
                                          ``Purchase Agreement''). Pursuant to the Purchase Agreement, the
                                          Company and the Initial Purchasers entered into a Registration
                                          Rights Agreement, dated as of October 7, 1996 (the
                                          ``Registration Rights Agreement''), which grants

                                      10


                                          the holders of the Private Notes certain exchange and
                                          registration rights. The Exchange Offer is intended to satisfy such rights, which will terminate upon the consummation of the
                                          Exchange Offer. The holders of the Exchange Notes will not be entitled to any exchange or registration rights with respect to the Exchange Notes. See ``The Exchange Offer--Termination of
                                          Certain Rights.'' The Company will not receive any proceeds from, and has agreed to bear the expenses of, the Exchange
                                          Offer.

EXPIRATION DATE.........................  The Exchange Offer will expire at 5:00 p.m., New York City time,
                                          on                 , 1996, unless the Exchange Offer is extended
                                          by the Company in its sole discretion, in which case the term
                                          ``Expiration Date'' shall mean the latest date and time to which the Exchange Offer is extended. See ``The Exchange
                                          Offer--Expiration Date; Extensions; Amendments.''

PROCEDURES FOR TENDERING
  PRIVATE NOTES.........................  Each holder of Private Notes wishing to accept the Exchange
                                          Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions
                                          contained herein and therein, and mail or otherwise deliver such
                                          Letter of Transmittal, or such facsimile, together with such
                                          Private Notes and any other required documentation to State
                                          Street Bank and Trust Company, as exchange agent (the ``Exchange
                                          Agent''), at the address set forth herein. By executing the
                                          Letter of Transmittal, the holder will represent to and agree with the Company that, among other things, (i) the Exchange
                                          Notes to be acquired by such holder of Private Notes in
                                          connection with the Exchange Offer are being acquired by such holder in the ordinary course of its business, (ii) such holder has no arrangement or understanding with any person to
                                          participate in a distribution of the Exchange Notes, and (iii)
                                          such holder is not an ``affiliate,'' as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an ``underwriter'' within the meaning of the
                                          Securities Act. See ``The Exchange Offer--Procedures for
                                          Tendering.''

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS.....................  Any beneficial owner whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Private Notes in the
                                          Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take
                                          considerable time and may not be able to be completed prior to

                                      11


                                          the Expiration Date. See ``The Exchange Offer--Procedures for
                                          Tendering.''

GUARANTEED DELIVERY PROCEDURES..........  Holders of Private Notes who wish to tender their Private Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of Transmittal or any other documentation required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Private Notes according to the guaranteed delivery
                                          procedures set forth under ``The Exchange Offer--Guaranteed
                                          Delivery Procedures.''

ACCEPTANCE OF THE PRIVATE NOTES AND
  DELIVERY OF THE EXCHANGE NOTES........  Subject to the satisfaction or waiver of the conditions to the
                                          Exchange Offer, the Company will accept for exchange any and all
                                          Private Notes that are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest
                                          practicable date following the Expiration Date. See ``The
                                          Exchange Offer--Terms of the Exchange Offer.''

WITHDRAWAL RIGHTS.......................  Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. See ``The Exchange Offer--Withdrawal of
                                          Tenders.''

CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS........................  For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Private
                                          Notes, see ``Certain Federal Income Tax Considerations.''

EXCHANGE AGENT..........................  State Street Bank and Trust Company is serving as the Exchange
                                          Agent in connection with the Exchange Offer. State Street Bank and Trust Company also serves as trustee under the Indenture.

                                   THE NOTES

    The Exchange Offer applies to $100,000,000 aggregate principal amount of the Private Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes except that the Exchange Notes will not bear legends restricting the transfer thereof and holders of the Exchange Notes will not be entitled to any of the registration rights of holders of the Private Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. For further information and for definitions of certain capitalized terms used below, see ``Description of the Notes.''

NOTES...................................  $100,000,000 principal amount of 9 1/2% Senior Notes due October
                                          15, 2006.

MATURITY DATE...........................  October 15, 2006.

INTEREST PAYMENT DATES..................  April 15 and October 15 of each year, commencing April 15, 1997.

RANKING.................................  The Notes are senior unsecured obligations of the Company, rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and senior to all future indebtedness of the Company that is expressly
                                          subordinated in right of payment to the Notes. As of August 3,
                                          1996, the Company had approximately $227 million of outstanding indebtedness, all of which was senior indebtedness. In addition, the Company had available $79 million of undrawn borrowings under its short-term revolving credit facility.

                                      12


OPTIONAL REDEMPTION.....................  The Notes are not redeemable at the Company's option prior to
                                          October 15, 2001. Thereafter, the Notes will be redeemable, in whole or in part, at the option of the Company, at the
                                          redemption prices set forth herein plus accrued interest to the date of redemption. See ``Description of the Notes--Optional
                                          Redemption.''

CHANGE OF CONTROL.......................  In the event of a Change of Control (as defined under
                                          ``Description of the Notes''), the Company will be obligated to make an offer to purchase all of the outstanding Notes at a redemption price of 101% of the principal amount thereof plus accrued interest to the date of purchase. See ``Description of the Notes--Certain Covenants--Change of Control.''

OFFER TO PURCHASE.......................  The Company will be required in certain circumstances to make an offer to purchase Notes, at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of purchase with the net cash proceeds of certain asset sales.
                                          See ``Description of the Notes--Certain Covenants--Disposition
                                          of Proceeds of Asset Sales.''

CERTAIN COVENANTS.......................  The Indenture contains covenants including, but not limited to, covenants with respect to limitations on the following matters:
                                          (i) the incurrence of additional indebtedness, (ii) restricted payments, (iii) the creation of liens, (iv) mergers and
                                          consolidations, (v) the sale of assets and subsidiary stock,
                                          (vi) the issuance of preferred stock by subsidiaries, (vii)
                                          transactions with affiliates, (viii) payment restrictions
                                          affecting subsidiaries and (ix) sales and leaseback
                                          transactions. See ``Description of the Notes--Certain
                                          Covenants.'' The Indenture also provides that during any period of time (i) the ratings assigned to the Notes by both Moody's and S&P (each as defined under ``Description of the Notes'') are equal to or higher than Baa3 and BBB or the equivalents thereof, respectively, and (ii) no Event of Default or Default (each as defined under ``Description of the Notes'') has occurred and is continuing, the Company and its Subsidiaries (as defined under
                                          ``Description of the Notes'') will not be subject to certain of the above-referenced covenants.

BOOK-ENTRY, DELIVERY AND FORM...........  It is expected that delivery of the Exchange Notes will be made in book-entry or certificated form. The Company expects that the
                                          Exchange Notes exchanged for Private Notes currently represented by the Global Notes deposited with, or on behalf of, The
                                          Depository Trust Company (the ``Depository'') and registered in its name or in the name of Cede & Co., its nominee, will be represented by Global Notes and deposited upon issuance with the
                                          Depository and registered in its name or the name of its
                                          nominee. Beneficial interests in the Global Note(s) representing the Notes will be shown on, and transfers thereof will be
                                          effected through, records maintained by the Depository and its participants.

    For additional information regarding the Notes, see ``Description of the Notes'' and ``Certain United States Federal Income Tax Considerations.''

                                 RISK FACTORS

    Prospective investors should carefully consider the matters set forth under ``Risk Factors'' on pages 14 through 17.

                                 RISK FACTORS

    In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its businesses before deciding to surrender Private Notes in exchange for Exchange Notes pursuant to the Exchange Offer. In particular, note that this Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

SHIFT OF FOCUS IN BUSINESS STRATEGY; IMPACT OF RESTRUCTURING

    During 1995, the Company completed a series of restructuring programs which resulted in a shift in its retail focus from leased footwear departments in department stores to branded footwear stores in strip centers, regional malls and outlet centers and a shift in its wholesaling focus from manufacturing to marketing and foreign sourcing. During the restructuring process, the Company closed a number of retail stores and all of its domestic manufacturing facilities, divested itself of a number of non-core businesses and reduced staff levels throughout the Company. The Company also invested substantially in the Famous Footwear chain of retail stores and expanded the Company's worldwide footwear sourcing and marketing organization. The Company has not completed a full fiscal year since the conclusion of the restructuring, and there can be no assurance that the Company's restructuring programs will have a favorable impact on the Company's long term business, financial condition or results of operations.

COMPETITION; CHANGES IN CONSUMER PREFERENCES

    Competition is intense in the footwear industry. Certain of the Company's competitors are larger and have substantially greater resources than the Company. The Company's success depends upon its ability to remain competitive in the areas of style, price and quality, among others. The Company's success also depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences and demands in a timely manner. Accordingly, any failure by the Company to anticipate and respond to changing merchandise trends could materially adversely affect consumer acceptance of the Company's brand names and product lines, which in turn could materially adversely affect the Company's business, financial condition or results of operations.

    Furthermore, consumer preferences and purchasing patterns may be influenced by consumers' disposable income. Consequently, the success of the Company's operations may depend to a significant extent upon a number of factors affecting disposable income, including economic conditions and factors such as employment, business conditions, interest rates and taxation. There can be no assurance that the Company's business, financial condition or results of operations will not be materially adversely affected by changes in consumer spending or economic conditions.

RELIANCE ON FOREIGN SOURCES OF PRODUCTION

    The Company relies entirely on broad-based foreign sourcing for its footwear products. The Company sources footwear products from independent third-party manufacturing facilities located in China, Indonesia, Brazil, and to a lesser extent from Italy, Taiwan and two Company-owned manufacturing facilities in Canada. Typically, the Company is a major, and in some cases the exclusive, customer of these third-party manufacturing facilities. The Company believes that its relationships with such third-party manufacturing facilities provide it with a competitive advantage; thus the Company's future results will partly depend on maintaining its close working relationships with its principal manufacturers. If the Company's relationship with any of its principal manufacturers materially deteriorate, there can be no assurance that such deterioration will not have a material adverse effect on the Company's business, financial condition or results of operations.

    The Company relies heavily on independent third-party manufacturing facilities located in China. In 1995, the Company sourced approximately 45 million pairs of shoes from China, which represented approximately 65% of total footwear sourced by the Company. Historically, the trade relationship between the United States and China has not had a material adverse effect on the Company's business, financial condition or results of operations. There have been, however, and may in the future be, threats to the trade relationship between the United States and China, including past and future threats by the United States to deny Most Favored Nation trade status to China. There can be no assurance that the trade relationship between the United States and China will not worsen, and if it does worsen, there can be no assurance that the Company's business, financial condition or results of operations will not be materially adversely affected thereby. Further, the Company cannot predict the effect that changes in the economic and political conditions in China could have on the economics of doing business with Chinese manufacturers, particularly in light of the return of Hong Kong to China on July 1, 1997. Although the Company believes that it could find alternative manufacturing sources for those products it currently sources from China through its existing relationships with independent third-party manufacturing facilities, the loss of a substantial portion of its Chinese manufacturing capacity could have a material adverse effect on the Company's business, financial condition or results of operations while transitioning to alternative independent third-party manufacturing facilities.

    As is common in the industry, the Company does not have any long-term contracts with its independent third-party foreign manufacturers. There can be no assurance that the Company will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet production deadlines, or increases in manufacturing costs. Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, expropriation, nationalization, foreign currency fluctuations, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers and changes in governmental policies. Any of these events could have a material adverse effect on the Company's business, financial condition or results of operations. Although the Company purchases products from certain foreign manufacturers in United States dollars and otherwise engages in foreign currency hedging transactions, there can be no assurance that the Company will not experience foreign currency losses. The Company cannot predict whether additional United States or foreign customs quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of non-domestically produced products in the future or what effect such actions could have on its business, financial condition or results of operations.

CUSTOMER CONCENTRATION

    The customers of the Company's wholesaling business include department stores and mass merchandisers. The Company's eight largest customers accounted for approximately 20% of the Company's net sales in 1995, with the largest customer accounting for approximately 7%. Several of the Company's customers control more than one department store and/or mass merchandiser chain. While the Company believes that purchasing decisions in many cases are made independently by each department store or mass merchandiser chain under such common ownership, the trend may be towards more centralized purchasing decisions. A decision by the controlling owner of a group of department stores and/or mass merchandisers, or any other significant customer, to decrease the amount of footwear products purchased from the Company could have a material adverse effect on the Company's business, financial condition or results of operations.

    The retail industry has periodically experienced consolidation and other ownership changes, and in the future the Company's wholesale customers may consolidate, restructure, reorganize or realign, any of which could decrease the number of stores that carry the Company's products and could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON LICENSES

    The success of the Company's Pagoda division has to date been due, in part, to the Company's ability to attract licensors which have strong, well-recognized characters and trademarks. The Company's license agreements are generally for an initial term of two to three years, subject to renewal, but even where the Company has longer term licenses or has an option to renew a license, such license is dependent upon the Company achieving certain results in marketing the licensed material. In 1995, the Company had approximately 20 licensors and approximately 13% of the Company's net sales were of licensed products. The largest licensor accounted for approximately 5% of the Company's net sales in 1995, and the five largest licensors accounted for approximately 11% of net sales. While the Company believes that its relationships with its existing licensors are good and it believes that it will be able to renew its existing licenses and obtain new licenses in the future, there can be no assurance that the Company will be able to renew its current licenses or obtain new licenses to replace lost licenses. To the extent that the Company cannot renew existing or obtain new licenses, the Company's business, financial condition or results of operations could be materially adversely affected. In addition, certain of the Company's license agreements are not exclusive and new or existing competitors may obtain similar licenses.

DEPENDENCE ON MAJOR BRANDED SUPPLIERS

    The Company's Famous Footwear retail business purchased a substantial portion of its footwear products in 1995 from its ten largest suppliers, and in 1995 approximately 45% of the Company's net sales were from products purchased from independent branded suppliers. While the Company believes that its relationship with its existing suppliers is good, the loss of any of its major suppliers could have a material adverse effect on the Company's business, financial condition or results of operations. As is common in the industry, the Company does not have any long-term contracts with its suppliers. In addition, the Company's financial performance is in part dependent on the ability of Famous Footwear to obtain product from its suppliers on a timely basis and on acceptable terms. If Famous Footwear is unable to maintain acceptable terms with its suppliers, its business, financial condition or results of operations could be materially adversely affected.

SEASONALITY

    The Company's business has been and is expected to be seasonal, due to consumer spending patterns and higher back-to-school, Easter and holiday season sales. Traditionally, the third fiscal quarter accounts for a substantial portion of the Company's operating profits for the year. Due to the seasonality of the Company's business, the Company's results for interim periods are not necessarily indicative of its results for the year.

STRUCTURAL SUBORDINATION

    The Company conducts a portion of its business through subsidiaries. As a result of this structure, the creditors of the Company, including any holders of Notes, will effectively rank junior to all creditors of the Company's subsidiaries, notwithstanding that the Notes are senior obligations of the Company. As of August 3, 1996, the aggregate amount of obligations of the Company's subsidiaries to which the holders of the Notes would be structurally subordinated was approximately $200 million and the aggregate assets of these subsidiaries totalled approximately $550 million. These obligations consisted of trade payables and accrued expenses and no Indebtedness (as defined in ``Description of the Notes'').

LEVERAGE

    As of October 25, 1996, the Company had approximately $247.1 million of senior debt outstanding, including $100.0 million aggregate principal amount of Private Notes. In addition, the Company had available approximately $104.0 million of undrawn borrowings under its short-term revolving credit facility and no outstanding subordinated indebtedness. The Company's trailing twelve month ratio of total debt to earnings before interest expense, income taxes, depreciation and amortization, restructuring related expenses, and the effect of accounting changes and discontinued operations (EBITDA, as adjusted), as of August 3, 1996, on a pro forma basis, after giving effect to the offering of the Private Notes and the application of the net proceeds therefrom, was 4.12-to-1. The Company's pre-tax earnings, before fixed charges, were insufficient to cover fixed charges by approximately $15.2 million. $4.7 million and $7.7 million for the years 1993, 1995 and pro forma 1995, respectively, when extensive restructuring activities were carried out. A portion of the Company's cash flow from operations will be dedicated to debt service, thereby reducing funds available for operations, and the indebtedness and the restrictive covenants to which the Company is subject under the terms of its indebtedness may make the Company more vulnerable to economic downturns, may hinder its ability to execute its growth strategy, may reduce its flexibility to respond to changing business conditions and may limit its ability to withstand competitive pressures.

    The Company's ability to generate sufficient cash to meet its debt service obligations, including interest payments on the Notes, will depend on its future operating performance, which will be subject, in part, to factors beyond its control, including prevailing economic conditions and financial, business and other factors. While the Company believes that cash flow from operations will be adequate to meet its debt service obligations for the foreseeable future, there can be no assurance that the Company will generate cash in sufficient amounts. In the event the Company's operating cash flow is not sufficient to fund the Company's expenditures or service its debt, including the Notes, the Company may be required to raise additional financing. There can be no assurance that the Company will be able to obtain any such additional financing.

    In order to support its importing operations, the Company maintains uncommitted bank letter of credit facilities with financial institutions with whom the Company has had longstanding relationships. The Company has maintained a similar financing structure for over 20 years. While the Company does not anticipate that its banks would adversely modify or withdraw the existing letter of credit structure, there can be no assurance that the banks will not do so. To the extent that such facilities are withdrawn or otherwise modified in a manner adverse to the Company, there could be a materially adverse effect on the Company's business, financial condition or results of operations.

NO PRIOR PUBLIC MARKET FOR EXCHANGE NOTES; POSSIBLE VOLATILITY OF MARKET PRICE OF EXCHANGE NOTES

    The NASD has designated the Private Notes as securities eligible for trading in the PORTAL market of the NASD. However, the Exchange Notes are new securities for which there is currently no market. While the Company intends to apply for listing of the Exchange Notes on the New York Stock Exchange, there can be no assurance that an active trading market for the Exchange Notes will develop or if such market develops, as to the liquidity or sustainability of any such market. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that, if a market for the Exchange Notes were to develop, such a market would not be subject to similar disruptions.

FAILURE TO EXCHANGE PRIVATE NOTES

    The Exchange Notes will be issued in exchange for Private Notes only after timely receipt by the Exchange Agent of such Private Notes, a properly completed and duly executed Letter of Transmittal and all other required documentation. Therefore, holders of Private Notes desiring to tender such Private Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Private Notes for exchange. Private Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Private Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities and who receives Exchange Notes for its own account in exchange for such Private Notes pursuant to the Exchange Offer, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. To the extent that Private Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Private Notes could be adversely affected due to the limited amount, or ``float,'' of the Private Notes that are expected to remain outstanding following the Exchange Offer. Generally, a lower ``float'' of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of Private Notes are not tendered or are tendered and not accepted in the Exchange Offer, the trading market for the Exchange Notes could be adversely affected. See ``Plan of Distribution'' and ``The Exchange Offer.''

                        NO CASH PROCEEDS TO THE COMPANY

    This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby and has agreed to pay the expenses of the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, Private Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes, except as otherwise described herein under ``The Exchange Offer--Terms of the Exchange Offer.'' The Private Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

                                DIVIDEND POLICY

    The Company has paid quarterly dividends on its Common Stock since 1922. In September 1995, the Company reduced its regular quarterly dividend from $0.40 per share (which had been paid since the first quarter of 1989) to $0.25 per share. The Company paid higher dividends in the past to return capital to the Company's shareholders as the Company was divesting businesses and closing manufacturing facilities. Although the Company intends to continue to pay regular quarterly dividends, the payment of any future dividends will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. The Indenture will contain, and certain of the Company's other debt instruments contain, restrictions on the ability of the Company to pay dividends. See ``Description of Certain Indebtedness'' and ``Description of the Notes.''

                                CAPITALIZATION

    The following table sets forth the cash and cash equivalents, short-term debt and capitalization of the Company as of August 3, 1996 and as adjusted to give effect to the offering of the Private Notes, the application of the net proceeds therefrom, and the repurchase of its long-term debt bearing interest at 7 1/8%. This table should be read in conjunction with ``Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

                                                              AUGUST 3, 1996
                                                              --------------
                                                              (IN THOUSANDS)
                                                         ACTUAL        AS ADJUSTED
                                                         ------        -----------
Cash and cash equivalents.........................      $  35,120       $  35,120
                                                        =========       =========
Short-term debt:
    Notes payable.................................      $ 121,000       $  29,000
                                                        =========       =========
Long-term debt including capitalized lease
  obligations and current maturities:
    9.50% Senior Notes due 2006...................      $      --       $ 100,000
    7.36% Sinking Fund Debentures, payments of
      $10,000,000 due annually beginning 1999.....         50,000          50,000
    8.45%-8.6% Debentures due 1999................         15,000          15,000
    7.07%-8.83% Debentures due 2002...............         18,541          18,541
    7.125% Debentures due 2003....................         15,000          10,000
    7.375% Sinking Fund Debentures, payments of
      $2,000,000 due annually to 1998.............          3,999           3,999
    Capitalized lease obligations.................          3,482           3,482
                                                        ---------       ---------
    Total long-term debt..........................        106,022         201,022
Total shareholders' equity........................        230,120         230,120
                                                        ---------       ---------
Total Capitalization..............................      $ 336,142       $ 431,142
                                                        =========       =========

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    The Private Notes were sold by the Company on October 7, 1996 (the ``Closing Date'') to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently sold the Private Notes to (i) ``qualified institutional buyers'' (``QIBs''), as defined in Rule 144A under the Securities Act (``Rule 144A''), in reliance on Rule 144A and (ii) a limited number of institutional ``accredited investors'' (``Accredited Institutions''), as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. As a condition to the sale of the Private Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on October 7, 1996. Pursuant to the Registration Rights Agreement, the Company agreed that it would
(i) file with the Commission within 45 days after the Closing Date a registration statement under the Securities Act with respect to the Exchange Notes and (ii) use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act within 90 days after the Closing Date. The Company agreed to issue and exchange Exchange Notes for all Private Notes validly tendered and not withdrawn before the expiration of the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to the Expiration Date.

    The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Private Notes validly tendered pursuant to the Exchange Offer and not withdrawn prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000.

    The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will be registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to any of the registration rights of holders of Private Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Private Notes, such that both series of Notes will be treated as a single class of debt securities under the Indenture.

    As of the date of this Prospectus, $100,000,000 in aggregate principal amount of the Private Notes was outstanding. Approximately $99 million principal amount of Private Notes are registered in the name of Cede & Co., as nominee for The Depository Trust Company (the ``Depository'') and the remainder of the Private Notes are registered in the name of Smith Barney Inc. Only a registered holder of the Private Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. Solely for reasons of
administration, the Company has fixed the close of business on                ,
1996 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. There will be no fixed record date for determining registered holders of the Private Notes entitled to participate in the Exchange Offer.

    Holders of the Private Notes do not have any appraisal or dissenters' rights under the New York Business Corporation Law or Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder.

    The Company shall be deemed to have accepted validly tendered Private Notes when, and if, the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Private Notes for the purposes of receiving the Exchange Notes from the Company.

    Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See ``--Fees and Expenses.''

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term ``Expiration Date'' shall mean 5:00 p.m., New York City time on
                , 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term ``Expiration Date'' shall mean the latest date and time to which the Exchange Offer is extended.

    In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    The Company reserves the right, in its sole discretion, (i) to delay accepting any Private Notes, (ii) to extend the Exchange Offer or (iii) if, in the opinion of counsel for the Company, the consummation of the Exchange Offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the Commission, to terminate or amend the Exchange Offer by giving oral or written notice of such delay, extension, termination or amendment to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE EXCHANGE NOTES

    The Private Notes bear interest and the Exchange Notes will bear interest at the rate of 9 1/2% per annum, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1997, to holders of record on the immediately preceding April 1 and October 1, respectively. Holders of the Exchange Notes will receive interest on April 15, 1997 from the date of the initial issuance of the Private Notes. Interest on the Private Notes accepted for exchange will cease to accrue upon issuance of the respective Exchange Notes.

RESALE OF THE EXCHANGE NOTES

    With respect to the Exchange Notes, based upon interpretations by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder who exchanges Private Notes for Exchange Notes in the ordinary course of business, who is not participating, does not intend to participate, and has no arrangement with any person to participate in a distribution of the Exchange Notes, and who is not an ``affiliate'' of the Company within the meaning of Rule 405 of the Securities Act, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ``underwriter'' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that requests copies of such Prospectus in the Letter of Transmittal for use in connection with any such resale for a period of up to 90 days after the Expiration Date. See ``Plan of Distribution.''

PROCEDURES FOR TENDERING

    Only a registered holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a holder of Private Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under ``--Exchange Agent'' for receipt prior to the Expiration Date. In addition, either (i) certificates for such Private Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a ``Book-Entry Confirmation'') of such Private Notes, if such procedure is available, into the Exchange Agent's account at the Depository pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the holder must comply with the guaranteed delivery procedures described below.

    The tender by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY PRIVATE NOTES TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

    Any beneficial owner(s) of the Private Notes whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal described below (see ``--Withdrawal of Tenders''), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box titled ``Special Delivery Instructions'' on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an ``eligible guarantor institution'' within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an ``Eligible Institution'').

    If the Letter of Transmittal is signed by a person other than the registered holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on such Private Notes.

    If the Letter of Transmittal or any Private Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    The Exchange Agent and the Depository have confirmed that any financial institution that is a participant in the Depository's system may utilize the Depository's Automated Tender Offer Program to tender Private Notes.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

    While the Company has no present plan to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Private Notes that are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date and, to the extent permitted by applicable law, purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

    By tendering, each holder of Private Notes will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of business of such holder, (ii) such holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) such holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) such holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an ``affiliate,'' as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for such holder's own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an ``underwriter'' within the meaning of the Securities Act.

RETURN OF PRIVATE NOTES

    If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Private Notes will be returned without expense to the tendering holder thereof (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository pursuant to the book-entry transfer procedures described below, such Private Notes will be credited to an account maintained with the Depository) as promptly as practicable.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Private Notes at the Depository for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depository's systems may make book-entry delivery of Private Notes by causing the Depository to transfer such Private Notes into the Exchange Agent's account at the Depository in accordance with the Depository's procedures for transfer. However, although delivery of Private Notes may be effected through book-entry transfer at the Depository, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under ``--Exchange Agent'' on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available or (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Private Notes and the principal amount of Private Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Private Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Private Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to the Expiration Date.

    To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Private Notes to be withdrawn (the ``Depositor''), (ii) identify the Private Notes to be withdrawn (including the certificate number or numbers and principal amount of such Private Notes) and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under ``The Exchange Offer--Procedures for Tendering'' at any time prior to the Expiration Date.

TERMINATION OF CERTAIN RIGHTS

    All registration rights under the Registration Rights Agreement accorded to holders of the Private Notes (and all rights to receive additional interest in the event of a Registration Default as defined therein) will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligation for a period of up to 90 days after the Expiration Date to keep the Registration Statement effective and to provide copies of the latest version of the Prospectus to any broker-dealer that requests copies of such Prospectus in the Letter of Transmittal for use in connection with any resale by such broker-dealer of Exchange Notes received for its own account pursuant to the Exchange Offer in exchange for Private Notes acquired for its own account as a result of market-making or other trading activities.

EXCHANGE AGENT

    State Street Bank and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

             By Mail:                    By Facsimile Transmission:                    By Hand:
       State Street Bank and          (For Eligible Institutions Only)           State Street Bank and
           Trust Company                       (617) 664-5784                        Trust Company
           P.O. Box 778                     Confirm by Telephone:         Two International Place--4th Floor
    Boston, Massachusetts 02102                (617) 664-5539                 Boston, Massachusetts 02110
      Attention: Nancy Bowker                                              Attention: Corporate Trust Window
    Corporate Trust Department

                                                                                          or

      By Overnight Delivery:

       State Street Bank and                                                  State Street Bank and Trust
           Trust Company                                                     Company, National Association
     Two International Place--                                                        61 Broadway
             4th Floor                                                         New York, New York 10006
    Boston, Massachusetts 02110                                               Attention: Corporate Trust
      Attention: Nancy Bowker                                                   Window--Concourse Level
    Corporate Trust Department

    State Street Bank and Trust Company also serves as Trustee under the Indenture.

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile transmission, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $100,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and the Trustee, accounting and legal fees and printing costs, among others.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Private Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCE OF FAILURE TO EXCHANGE

    Participation in the Exchange Offer is voluntary. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    Private Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain ``restricted securities'' within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, such Private Notes may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller reasonably believes is a ``qualified institutional buyer'' within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iv) pursuant to an effective registration statement under the Securities Act or (v) to institutional accredited investors in a transaction exempt from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws.

ACCOUNTING TREATMENT

    For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the remaining term of the Notes.

                     SELECTED CONSOLIDATED FINANCIAL DATA
              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND RATIOS)

    The following table sets forth Selected Consolidated Financial Data for Brown Group, Inc. for each of the five fiscal years in the period ended February 3, 1996, for the six months ended July 29, 1995 and August 3, 1996. Such information should be read in conjunction with the historical Consolidated Financial Statements of the Company and the Notes thereto which are included elsewhere herein and incorporated herein by reference. Selected Consolidated Financial Data for the Company as of and for the six months ended July 29, 1995 and August 3, 1996 has been derived from the unaudited historical Consolidated Financial Statements and, in the opinion of management, includes all adjustments that are considered necessary for a fair presentation of the financial position and results of operations for such interim periods. Results for the interim periods are not necessarily indicative of results for full years.

                                                                                                               SIX MONTHS ENDED
                                                                    FISCAL YEARS                               ------------------
                                                 -------------------------------------------------------       JULY 29,   AUG. 3,
                                                 1991         1992         1993         1994         1995        1995      1996
                                                 ----         ----         ----         ----         ----      --------   -------
                                              (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (53 WEEKS)  (26 WEEKS) (26 WEEKS)
STATEMENT OF OPERATIONS DATA:

    Net sales................................ $1,191,591   $1,243,842   $1,361,039   $1,461,637   $1,455,896   $700,303   $745,768

    Earnings (loss) from continuing
      operations before cumulative effect of
      accounting changes.....................      8,262        3,239       (9,296)      33,566          697    (12,792)     6,041

    Discontinued operations and effect of
      accounting changes, net of income taxes
      <F1>...................................     (4,498)       1,425      (22,316)       5,832        2,600         --         --

    Net earnings (loss)......................      3,764        4,664      (31,612)      39,398        3,297    (12,792)     6,041

    Dividends paid per common share..........       1.60         1.60         1.60         1.60         1.30       0.80       0.50

    Earnings (loss) per share from continuing
      operations before accounting changes...       0.48         0.19        (0.54)        1.91         0.04      (0.73)      0.34

    Ratio of earnings to fixed charges
      <F2>...................................      1.28x        1.07x         .65x        2.38x         .90x       .21x      1.37x

OTHER DATA:

    Charges related to restructuring:
        Cost of goods sold................... $       --   $    5,760   $   16,446   $       --   $   10,068   $ 10,068   $     --

        Selling and administrative
          expenses...........................         --        3,000       13,000           --          500        500         --

        Other expenses.......................         --       13,600       21,400           --        3,600      4,250         --

        LIFO liquidation.....................         --           --       (5,400)          --      (10,158)    (3,696)    (4,030)
                                              ----------   ----------   ----------   ----------   ----------   --------   --------
            Restructuring charges, net.......         --       22,360       45,446           --        4,010     11,122     (4,030)

    Capital expenditures:

        New stores...........................      6,283        5,569        9,004       12,338       13,285      8,914      2,707

        Remodels.............................      2,634        2,739        5,158        4,193        5,336      2,743      3,611

        Other <F3>...........................     10,985        9,188       13,045       16,000        8,318      5,502      1,497
                                              ----------   ----------   ----------   ----------   ----------   --------   --------
            Total............................     19,902       17,496       27,207       32,531       26,939     17,159      7,815

    Depreciation and amortization............     22,086       20,916       19,852       22,095       23,827     11,997     12,811

BALANCE SHEET DATA (AT PERIOD END):

    Cash and cash equivalents................ $   18,683   $   21,625   $   16,892   $   18,922   $   35,058   $ 23,016   $ 35,120

    Working capital..........................    297,239      262,611      240,554      259,178      209,399    161,855    206,429

    Total assets.............................    654,696      705,165      739,930      636,515      661,056    679,701    718,913

    Long-term debt (including current
      maturities)............................    158,809      219,889      143,033      135,276      107,470    110,230    106,022

    Shareholders' equity.....................    313,387      288,988      233,863      249,727      231,636    224,418    230,120

----------

<F1> Net amounts presented consist of earnings from discontinued operations, cumulative effect of changes in accounting for postemployment benefits in 1993 and postretirement benefits and income taxes in 1991, and disposal of discontinued operations. See Consolidated Financial Statements.

<F2> The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and the effect of accounting changes and discontinued operations plus fixed charges. Fixed charges include interest, expensed or capitalized, amortization of debt issuance costs and the estimated interest component of rent expense. For fiscal years 1993 and 1995, and for the six months ended July 29, 1995, pre-tax earnings, before fixed charges, were insufficient to cover fixed charges by $15.2 million, $4.7 million, and $19.9 million, respectively.

<F3> ``Other'' capital expenditures include expenditures for the Company's warehouses and distribution centers, manufacturing plants, offices, and computers and related equipment.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Management's discussion and analysis of financial condition and results of operations contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended Actual results could differ materially from those projected in such forward looking statements as a result of, among other things, the factors set forth in the section entitled ``Risk Factors.'' In particular, note the Risk Factors captioned ``Shift of Focus in Business Strategy; Impact of Restructuring,'' ``Competition; Changes in Consumer Preferences,'' ``Reliance on Foreign Sources of Production,'' ``Customer Concentration,'' ``Dependence on Licenses,'' ``Dependence on Major Branded Suppliers'' and ``Seasonality.''

GENERAL

    The Company, founded in 1878, is one of the nation's leading footwear retailers and wholesalers, providing a broad offering of branded and private label casual, athletic and dress footwear products to men, women and children at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates over 1,200 retail shoe stores in the United States and Canada under the Famous Footwear, Naturalizer(R) and F.X. LaSalle(R) names. In addition, through its Brown Shoe Company and Pagoda divisions, the Company designs, sources and markets footwear to over 8,000 retail stores worldwide, including department stores, mass merchandisers and specialty shoe stores.

    Beginning in the early 1980's, the Company began restructuring its operations in response to fundamental structural changes in the footwear industry. These restructuring programs have resulted in a shift in the Company's retail focus from leased footwear departments in department stores to branded footwear stores in regional malls, strip centers and outlet centers and a shift in its wholesaling focus from manufacturing to marketing and foreign sourcing. In the course of its restructurings, the Company has exited from businesses which generated an aggregate of over $1.2 billion in annualized net sales and had over $400 million of assets. These actions included: (i) the closure of 30 footwear manufacturing facilities, representing all of the Company's United States based manufacturing capability and sourcing substantially all of its footwear internationally; (ii) the sale of its Recreational Products division; (iii) the sale of its Cloth World chain of retail fabric stores and other specialty retailing operations; (iv) the closure of over 650 non-performing footwear retail stores operating primarily under the Connie(R) and Regal(R) names; (v) the sale of Brown Shoe Company's men's shoe division; (vi) the exit from the leased shoe department and footwear catalog businesses; and (vii) the aggressive reduction of its corporate and divisional overhead. During the same period, the Company (i) aggressively expanded its Famous Footwear retailing operations; (ii) introduced its NaturalSport(R) brand; (iii) built its international sourcing capabilities through the establishment of the Brown Group International sourcing division and the acquisition of Pagoda; (iv) acquired and grew Canadian retail footwear chains;
(v) established Pagoda International to develop international marketing capability; and (vi) added to its core operations through selective acquisitions, including the acquisition of the Larry Stuart Collection(R) and Le Coq Sportif(R) brands in 1995. Management believes that is has completed its restructuring.

    Management continues to focus on increasing sales, improving gross margins and controlling corporate and divisional expenses to increase operating profitability. Corporate overhead and divisional expenses are actively monitored to continue to streamline infrastructure without sacrificing the capability to achieve future revenue growth. Management believes that the Company will reduce product costs by approximately $10-$12 million in 1996 through more efficient sourcing, specifically through the elimination of the Company's remaining domestic manufacturing facilities combined with certain other divisional cost savings. Management continues to pursue opportunities to further leverage its existing infrastructure through improved expense controls and better distribution logistics. The foregoing has contributed to the Company's net earnings increasing to approximately $6.0 million for the first six months of 1996, including an aftertax credit of $2.6 million relating to the LIFO liquidation of footwear manufactured in closed domestic facilities, from a loss of approximately $12.8 million, including an aftertax net charge of $7.2 million relating to the closing of the remaining domestic manufacturing facilities in the prior year period. Management believes there are further opportunities for improving operating performance, including benefits to be gained from: (i) store maturation and concentrated operational focus at Famous Footwear; (ii) the ongoing repositioning of the Company's Naturalizer(R) and certain other brands to higher quality and moderately higher price points;
(iii) the continued development of new licensed footwear brands; (iv) increased international penetration of the Company's Pagoda marketing operations; and (v) improved expense controls and distribution logistics.

RESULTS OF OPERATIONS

  Six Months ended August 3, 1996 compared to the Six Months ended July 29,
1995

    Consolidated net sales for the first half of 1996 were $745.8 million, an increase of 6.5% from the first six months of 1995 total of $700.3 million.

    Net earnings of $6.0 million for the first half of 1996 compare to a loss of $12.8 million for the first half of 1995. 1995 results include the aftertax charge of $9.6 million for plant closures, which was partially offset by an aftertax credit of $2.4 million from liquidation of LIFO inventories.

    The year-to-date earnings improvement, excluding the factory closing charge in 1995, reflects higher operating earnings at each of the Company's operating divisions. Famous Footwear's 1996 year-to-date operating earnings improved 53.8% to $12.2 million from $7.9 million for the first six months of 1995, primarily reflecting management's focus on execution, and better leveraging of expenses, as well as store maturation resulting in higher profitability. Brown Shoe Company's and Pagoda's operating earnings improved by almost $17 million over the first six months of 1995 primarily due to higher margins from more efficient sourcing of Brown Shoe Company's branded products offshore, as well as the repositioning of the Naturalizer(R) brand to moderately higher price points and Pagoda's increased sales of licensed products.

    Sales from the footwear retailing operations increased 9.7% to $476.3 million from the first half of 1995. Famous Footwear's total sales for the first six months of 1996 increased 11.1% to $384.2 million, reflecting a 0.1% increase in same-store sales, with the balance of increased sales attributable to more units in operation. Naturalizer(R) stores' total sales increased 1.3% to $68.3 million in the first half of 1996 and 2.1% on a same-store basis. Sales from the Canadian retailing operation, which consists of 96 Naturalizer(R) and 16 F.X. LaSalle(R) stores, during the first half of 1996 increased 14.5% to $23.7 million, with a same-store sales increase of 8.8% and four more units than in the six-month period ended July 29, 1995.

    Sales from footwear wholesaling businesses for the first six months of 1996 increased 1.2% to $269.5 million from the same period last year. Higher shipments of Brown Shoe Company's and Pagoda's branded and licensed footwear during the first half of 1996 were offset by lower shipments of private label product. The sales from the Canadian wholesale division, which consists of the Company's Canadian marketing and manufacturing operations, during the first six months of 1996 increased 20% to $14.5 million from $12.1 million for the first six months of 1995, in part due to higher sales of children's footwear.

    Gross profit as a percent of sales increased to 37.6% for the six-month period ended August 3, 1996 from 33.8% for the six-month period ended July 29, 1995. This improvement reflects more efficient sourcing resulting from the shift to foreign sourcing following the closure of the Company's remaining domestic manufacturing facilities, a pretax LIFO credit of $4.0 million from the liquidation of footwear manufactured in closed domestic facilities, and the effect in 1995 of inventory writedowns as a result of the charge to close the domestic factories.

    Selling and administrative expenses as a percent of sales increased to 35.1% for the first six months of 1996 from 35.0% for the first six months of 1995, reflecting higher advertising and marketing expenses at Brown Shoe Company and a higher percentage of the Company's sales occurring at Famous Footwear which carries higher expenses as a percent of net sales than the wholesaling divisions. The selling and administrative expenses as a percent of sales at Famous Footwear decreased during the six-month period ended August 3, 1996 from the six-month period ended July 29, 1995, as there was better leveraging of the expense base as newer stores matured.

    Other Income was $.1 million in the first half of 1996 compared to Other Expense of $3.4 million in the first half of 1995, which included plant closing charges of $4.2 million.

  1995 Compared to 1994

    The Company's 1995 results were adversely affected by the extremely difficult apparel and footwear retail environment, which persisted throughout the year. In the fourth quarter of fiscal 1995 Brown Shoe Company's five remaining domestic factories were closed, ending an extended period of restructuring for the Company and its divisions.

    The Company's sales of $1.456 billion for the 53-week fiscal 1995 were down slightly from the $1.462 billion in fiscal 1994, which had 52 weeks. The decrease in sales between years reflect substantially higher sales at Famous Footwear more than offset by decreased sales at the Company's wholesale operations and by the closing of under-performing Naturalizer(R) stores.

    Earnings from continuing operations of $.7 million in 1995 compare to $33.6 million in fiscal 1994. Earnings from continuing operations in fiscal 1995 include nonrecurring after-tax charges of $1.4 million for the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,'' a $2.7 million provision for a valuation reserve related to the Company's deferred tax assets and $9.2 million for the cost of closing the Company's last five domestic manufacturing plants. These charges were substantially offset by an after-tax LIFO recovery of $6.6 million related to the liquidation of manufacturing inventories and plant closings, and a reversal of a reserve of $5.8 million resulting from an Appeals Court ruling overturning a Tax Court decision supporting an Internal Revenue Service assessment against the Company.

    Net earnings for fiscal 1995 of $3.3 million compare to $39.4 million for fiscal 1994. Included in net earnings for 1995 and 1994 are gains of $2.6 million and $4.5 million, respectively, from the reversal of a portion of the provision for discontinued businesses.

    Famous Footwear's sales increased 20% in 1995 to $741.1 million, but same-store sales declined 3.0% for the year on a comparable 52-week basis. This was the first same-store sales decline recorded by Famous Footwear in nine years. Operating earnings declined 51% to $19.6 million as a result of lower same-store sales, reduced margins and increased expenses. The decrease in same-store sales and margins was primarily the result of a very difficult retail market. Increased expenses primarily were related to new stores, the opening of a second distribution center in Tennessee and the addition of infrastructure to support the expanded business. Early in 1995, Famous Footwear's planned rate of expansion was reduced. During the year 92 net stores were added, down from the 155 added in fiscal 1994. There were 814 stores in operation at the end of fiscal 1995.

    Naturalizer(R) stores' domestic sales decreased 7% and same-store sales decreased 4.0% on a comparable 52-week basis. Further improvement was made in gross margins, although not enough to offset the sales decline, additional under-performing stores were closed and the writedown of assets of stores still being operated was recorded with the implementation of SFAS No. 121. There was a net decrease of 14 stores during the year, reducing the total number of stores to 313. During 1996, the operations of 12 Brown Shoe Company Outlet stores and 28 Naturalizer(R) Outlet stores in outlet malls were transferred to the Naturalizer(R) Retail division from Famous Footwear.

    The Canadian retail operation's sales increased 5%, but same-store sales declined .6% for the year on a comparable 52-week basis. Operating profit increased 3% during fiscal 1995 with lower margins and slightly higher expenses. The Canadian wholesale operation's sales were flat in fiscal 1995. Operating earnings decreased 10% as improved margins were more than offset by an increase in royalty expense.

    Sales from footwear wholesale operations--Brown Shoe Company and Pagoda--declined 17% in fiscal 1995 to $530.9 million. Increased sales in Latin America and Europe and sales of the new Larry Stuart Collection(R) brand in the United States were more than offset by decreases in Naturalizer(R) and Connie(R) branded sales, Dr. Scholl's(R) and The Lion King(R) licensed products and lower first-cost sales from the Far East and Latin America. As a result, an operating loss of $4.1 million was reported in fiscal 1995 compared to a profit of $32.8 million in fiscal 1994. Operating earnings of the Company's Brazilian and European wholesale operations increased substantially in 1995 due to higher sales. These gains were partially offset by a reduction in lower-margin, first-cost sales from Latin America and the Far East. Domestic operating earnings decreased as a result of lower sales and margins and increased expenses, primarily related to brand development and marketing. The 1995 loss included a pretax charge of $14.1 million for the costs of closing the remaining five domestic manufacturing plants, which was partially offset by a pretax LIFO gain of $10.1 million from the liquidation of related inventories. Results for fiscal 1994 included a pretax LIFO gain of $9.8 million from the liquidation of inventories. In addition, Pagoda has secured the license for Walt Disney's ``Hunchback of Notre Dame(R)'' movie and the acquisition of the Le Coq Sportif(R) brand is expected to provide further growth in the foreign wholesaling operations.

    The 1% increase in the Company's interest expense in fiscal 1995 reflects an increase in the average short-term borrowing rate from 4.5% in fiscal 1994 to 7.0% in fiscal 1995 partially offset by lower average borrowings. The

Company's borrowing level increased throughout fiscal 1995 as cash flow, adversely affected by depressed earnings, was insufficient to fund cash needs.

    Other Expense of $1.6 million in 1995 primarily comprises $3.0 million of royalty income offset by a $3.6 million charge related to factory closings and a $2.1 million charge from SFAS No. 121. In 1994, Other Income of $12.3 million reflects a $9.8 million gain from the settlement of Brazilian countervailing duties and $3.0 million of royalty income.

    The Company's tax benefit recorded in fiscal 1995 of $5.4 million, on a pretax loss of $4.7 million, includes the recovery of $5.8 million, including interest, resulting from a court ruling overturning an Internal Revenue Service assessment on a portion of the Company's unremitted foreign earnings. See Note 5 to the Consolidated Financial Statements for a further explanation and a reconciliation of the effective tax rates to the statutory rates.

    The Company had an overall net deferred tax asset of $19.2 million at February 3, 1996, which relates primarily to differences in book and taxable income and net operating loss carry forwards. At February 3, 1996, the Company carried a valuation reserve related to this asset of $3.3 million, of which $2.7 million was provided in fiscal 1995. Management believes that the deferred tax asset will be realized through the offset of the deductions against taxable income produced in the normal course of business in subsequent periods. Management also has available certain tax planning strategies, which, if implemented, could fully consume the net deferred tax asset, net of the valuation reserve. Management will continue to evaluate the realizability of deferred tax assets.

  1994 Compared to 1993

    During 1994, the Company completed its program to concentrate in the footwear industry by selling the Cloth World chain of fabric stores. In addition to this sale, the Company also adopted a plan to close the Maryland Square catalog operation, completed its withdrawal from the Wohl Leased Shoe Department business and made substantial progress on restructuring initiatives announced at the end of fiscal 1993.

    The Company's sales of $1.462 billion in fiscal 1994 were 7% higher than the $1.361 billion in fiscal 1993. Earnings from continuing operations of $33.6 million in 1994 compare to a loss from continuing operations in 1993 of $9.3 million. Net earnings for 1994 of $39.4 million included earnings from discontinued operations of $1.3 million from Cloth World and Maryland Square prior to discontinuance and $4.5 million from the reversal of a portion of the provision for disposal of Wohl Leased Shoe Departments.

    Earnings for 1993 from continuing operations reflected the impact of an after-tax charge of $29.5 million for restructuring initiatives which included plant, office and store closures; consolidation of Brown Shoe Company and Pagoda; and provided for additional environmental monitoring costs at the Company's closed tannery. Net earnings for 1993 included earnings from discontinued operations of $4.3 million; an after-tax provision of $24.4 million for withdrawal from the Wohl Leased Shoe Department business; and an after-tax charge of $2.2 million for the implementation of the Statement of Financial Accounting Standards (SFAS) No. 112, ``Employers' Accounting for Postemployment Benefits.''

    Famous Footwear's sales increased 26% in 1994 and 3.3% on a same-store basis. Operating earnings declined 7% to $39.9 million as a result of lower margins and increased expenses. Substantial investment spending was incurred in 1994 in building the infrastructure at Famous, particularly systems and distribution capabilities. During 1994, there was a net addition of 155 stores, bringing the total number of stores to 722.

    Naturalizer(R) Stores' domestic sales decreased 2% and were flat on a same-store basis. This business was unprofitable again in 1994, but a number of poorly performing stores were closed and gross margins improved. There was a net decrease of 40 stores during the year, bringing the total number of stores to 327.

    The Canadian retail operation's sales increased 10% and were up 11.2% on a same-store basis. Operating earnings more than doubled in 1994 as a result of increased sales, improved gross margins and leveraging of expenses. With the net addition of seven stores in 1994, this business operated 109 stores at year-end. The Canadian wholesale operation also had a significant increase in operating earnings as a result of strong sales of Naturalizer(R) footwear and reduced expenses.

    Sales from footwear wholesale and manufacturing operations--Brown Shoe Company and Pagoda--were slightly higher than 1993 at $641.6 million. Increased sales of NaturalSport(R), Life Stride(R), Dr. Scholl's(R) and The Lion King(R) licensed product were offset by lower sales of Connie(R) and Buster Brown(R), and by the midyear sale of Brown

Shoe Company's men's business. Naturalizer's(R) branded sales in 1994 were flat with 1993. Combined operating earnings for these two businesses were $32.8 million in 1994 compared to a loss of $2.4 million in 1993. Results for 1994 included a pretax LIFO gain of $9.8 million and improved gross margins, partially offset by higher expenses as a percentage of sales. Only a partial year effect of overhead reduction was realized and higher costs were incurred for brand development and marketing which is expected to continue. Included in 1993 results is a pretax restructuring charge of $24.9 million for plant closures, the consolidation of Brown Shoe Company and Pagoda and environmental monitoring costs.

    The 9% decrease in the Company's interest expense in 1994 reflects higher interest rates which were more than offset by reduced borrowing levels throughout most of the year. This was due to the withdrawal from the Wohl Leased Shoe Department business and the sale of Cloth World stores for $65.7 million, of which $61.0 million was received at the beginning of October and the balance in fiscal 1995.

    Other Income of $12.3 million in 1994 primarily comprises $9.8 million of income from the settlement of Brazilian countervailing duties and $3.0 million of royalty income. In 1993, Other Expense of $21.2 million primarily reflected restructuring charges of $21.4 million, royalty income of $2.7 million, and other offsetting items.

    The nonrecurring gain from settlement of the Brazilian countervailing duties of $9.8 million ($6.4 million after-tax) was offset by the provision of $5.8 million for an Internal Revenue Service tax assessment, including interest, on a portion of the Company's unremitted foreign earnings, which was in the process of being appealed by the Company. As a result of this nonrecurring provision, the Company's effective tax rate in 1994 increased to 44.0% compared to 38.7% in 1993. For a reconciliation of the effective tax rates to the statutory rates, see Note 5 to the Consolidated Financial Statements.

  Restructuring and Factory Closings

    In the second quarter of 1995 the Company made a decision to close Brown Shoe Company's five remaining domestic manufacturing plants and related facilities. A pretax charge of $14.1 million was recorded to cover the cost of these closings. This charge included provisions for asset writeoffs, inventory writedowns, and severance and benefit costs for terminated employees.

    In addition to the charge recorded in 1995, $2.6 million of the reserves established in 1993 were redesignated to cover additional costs associated with the final factory closings in 1995.

    The restructuring initiatives and additional environmental provisions, which were announced in January 1994, resulted in pretax charges of $45.4 million. These charges consisted of provisions for asset writeoffs associated with the disposal of manufacturing facilities of Brown Shoe Company and over 150 Connie(R), Regal(R) and Naturalizer(R) shoe stores, lease buyouts and termination costs for retail store closures and leased machinery from closed manufacturing facilities, inventory writedowns to liquidate store inventories, severance and benefit costs for those employees terminated due to plant and store closures, consolidation of Pagoda and Brown Shoe Company and reduction of headquarters staffing, and additional environmental monitoring costs at the Company's closed tannery.

    The restructuring reserve activity had a $12.8 million and $20.8 million negative cash flow impact on 1995 and 1994, respectively. In 1995 this usage was partially offset and in 1994 this usage was more than offset by positive cash flow generated from reduced inventories and sales of facilities. As of February 3, 1996, all of the planned 150 retail store closures were completed and all domestic manufacturing facilities had been closed. The majority of the planned employee terminations occurred in 1994 with the remainder occurring in 1995 as part of the final phases of the consolidation of Pagoda, Brown Shoe Company and headquarters staffs and the exit from domestic manufacturing. The remaining reserve balance at January, 1996 relates primarily to personnel severance and benefit costs for 1995 factory closings. These costs will have a modest negative impact on cash flow throughout 1996.

FINANCIAL CONDITION

  Liquidity and Capital Resources

    A summary of key financial data and ratios at the dates indicated is as follows:


                                                                                                                     PRO FORMA
                                                                                                        AUGUST 3,    AUGUST 3,
                                                    1991       1992       1993       1994       1995      1996         1996
                                                    ----       ----       ----       ----       ----    ---------    ---------
Working Capital (millions).....................    $297.2     $262.6     $240.6     $259.2     $209.4    $206.4        $298.4
Current Ratio..................................     2.8:1      2.0:1      1.7:1      2.2:1      1.7:1     1.6:1         2.1:1
Total Debt as a Percentage of Total
  Capitalization...............................        36%        44%        55%        41%        49%       50%           50%
Net Debt (Total Debt less Cash and Cash
  Equivalents) as a Percentage of Total
  Capitalization...............................        33%        42%        54%        39%        44%       45%           46%

    The Company's primary source of liquidity is funds provided from operations. In addition, the Company maintained a $200 million revolving Bank Credit Agreement until October 16, 1996, when the Company elected to reduce its availability under the Bank Credit Agreement to $150 million as a result of the sale of the Private Notes. At October 25, 1996, $46.0 million was borrowed under the Bank Credit Agreement. The Company has no committed bank term loan facilities.

    In October 1995, the Company refinanced $50 million of 6.47% unsecured senior notes due in February 1996 with $50 million of 7.36% unsecured senior notes (the ``Senior Notes''). The Senior Notes require annual principal payments of $10 million in 1999 through 2003.

    The Senior Notes and the Bank Credit Agreement contain covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and long-term debt-to-capital, establish minimum levels of net worth and working capital, and limit the sale of assets and the level of liens and certain investments. The Company was in compliance with all of these covenants at August 3, 1996 and management believes the Company will continue to be in compliance in 1996 based on current estimates.

    The Company believes that cash flow from operations combined with current borrowing capacity under the Bank Credit Agreement will be adequate to fund its current operational needs. Capital expenditures were $7.8 million and $17.2 million for the first six months of 1996 and 1995, respectively, and were $26.9 million, $32.5 million, and $27.2 million in 1995, 1994 and 1993, respectively. The Company estimates that capital expenditures will total approximately $22 million in 1996 and $24 million in 1997 and will be primarily spent on new retail stores and the remodeling of existing retail stores. There may be an increase in borrowings in 1996 to fund capital expenditures and provide for other obligations. The ability of the Company to satisfy its outstanding debt at maturity and to reduce its ratio of debt to total capitalization will be primarily dependent upon the future financial and operating performance of the Company and upon its ability to renew or refinance its borrowings or to raise additional equity capital.

    As of August 3, 1996, after giving effect to the offering of the Private Notes and the application of the net proceeds therefrom and the repurchase of $5 million of its long-term debt bearing interest at 7 1/8%, the Company would have had $230 million of senior indebtedness outstanding including $100 million aggregate principal amount of the Notes. In addition, the Company would have had available $176 million of undrawn borrowing under its short-term revolving credit facility ($121 million after giving effect to the Company's election to reduce the availability under such facility as of October 16, 1996 and the repurchase of $5 million of long-term debt on October 21, 1996) and no outstanding subordinated indebtedness.

    Cash flow provided from operating activities for the first six months of 1996 was $8.4 million compared to $10.5 million in the first six months of 1995. The decrease in cash provided by operations resulted from higher inventory and other working capital requirements partially offset by higher net earnings. Cash used by investing activities was lower in the first six months of 1996 than the same period of 1995 reflecting lower capital expenditures primarily at Famous Footwear due to opening fewer stores in 1996.

    Operating activities generated cash of $15.7 million in 1995 and $48.4 million in 1994, and used cash of $12.7 million in 1993. The decrease in cash provided from operating activities in 1995 compared to 1994 was primarily due to lower earnings in 1995 and the proceeds realized in 1994 from the liquidation of assets from discontinued operations. The improvement in 1994 compared to 1993 was primarily due to higher earnings.

    In order to support its importing operations, the Company maintains uncommitted bank letter of credit facilities with financial institutions with whom the Company has had longstanding relationships. The Company has maintained a similar financing structure for over 20 years. While the Company does not anticipate that its banks would adversely modify or withdraw the existing letter of credit structure, there can be no assurance that the banks will not do so. To the extent that such facilities are withdrawn or otherwise modified in a manner adverse to the Company, there could be a materially adverse effect on the Company's business, financial condition or results of operations.

    A portion of the Company's cash and cash equivalents are held by financial institutions outside of the United States, and represent a portion of the accumulated unremitted earnings from the Company's foreign operations. It is the Company's current intention to reinvest such earnings in its foreign operations and not remit it to the United States. In the event that the cash and cash equivalents were remitted to the United States, United States income taxes would be incurred, which have not been provided. See Note 5 to the Consolidated Financial Statements.

FINANCIAL INSTRUMENTS

    The Company has assets, liabilities, and inventory purchase commitments outside the United States which are subject to fluctuations in foreign currency exchange rates. A substantial portion of inventory sourced from foreign countries, for ultimate sale in the United States, is purchased in United States dollars and is accordingly not subject to exchange rate fluctuations. However, where the purchase price is to be paid in the foreign currency, the Company enters into forward foreign exchange contracts to reduce its economic exposure to changes in exchange rates. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and on the demand for footwear from various locations throughout the world. Although the Company purchases products from certain foreign manufacturers in United States dollars and otherwise engages in foreign currency hedging transactions, there can be no assurance that the Company will not experience foreign currency losses.

    Assets and liabilities outside the United States are primarily located in Canada, France, Hong Kong, Brazil, and Mexico. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term. As a result, the Company generally does not hedge these net investments. In Brazil, where the economy is deemed to be hyperinflationary, the Company hedges the local currency denominated assets and liabilities and in 1996 entered into a forward exchange contract that is designed to protect inventory values in the event of a major devaluation. The effectiveness of this latter hedge will depend on a number of factors, including the extent and timing of a devaluation and its impact on the Brazilian economy.

    The Company periodically enters into interest rate options and swaps to reduce its exposure to changing interest rates and to reduce interest costs. In the future the Company may enter into interest rate swaps to convert floating rate debt to fixed or fixed rate debt to floating. See Note 11 to the Consolidated Financial Statements.

                                   BUSINESS

    This section contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended Actual results could differ materially from those projected in such forward looking statements as a result of, among other things, the factors set forth in the section entitled ``Risk Factors.'' In particular, note the Risk Factors captioned ``Shift of Focus in Business Strategy; Impact of Restructuring,'' ``Competition; Changes in Consumer Preferences,'' ``Reliance on Foreign Sources of Production,'' ``Customer Concentration,'' ``Dependence on Licenses,'' ``Dependence on Major Branded Suppliers'' and ``Seasonality.''

GENERAL

    The Company, founded in 1878, is one of the nation's leading footwear retailers and wholesalers providing a broad offering of branded and private label casual, athletic and dress footwear to men, women and children at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates over 1,200 retail shoe stores in the United States and Canada and through its wholesale operations designs, sources and markets footwear to over 8,000 retail stores worldwide, including department stores, mass merchandisers and specialty shoe stores. The Company, through its Pagoda division, sourced approximately 70 million pairs of shoes in 1995 and believes that it is among the largest suppliers of footwear in the United States. The Company believes that it distinguishes itself from its competitors by providing consistent style, comfort, quality and value in its broad base of footwear offerings. The Company's net sales and EBITDA, as adjusted, for the twelve-month period ended August 3, 1996 were approximately $1.5 billion and $55.9 million, respectively. The Company's net sales for the first six months of 1996 were $745.8 million compared to $700.3 million for the same period in 1995, while EBITDA, as adjusted, was $27.8 million and $11.1 million for the same periods, respectively. Over the past decade, the Company has managed its transition from a predominantly manufacturing driven concern with multiple specialty retail concepts into a focused, marketing-oriented footwear company.

    The Company's retail operations represented approximately 63% of its net sales for the twelve-month period ended August 3, 1996. The Company's retail operations are conducted primarily through the Famous Footwear and Naturalizer(R) chains. The Company's net sales attributable to its retail operations increased to $476.3 million for the six-month period ended August 3, 1996 from $434.1 for the six-month period ended July 29, 1995. The Company's operating profit from its retail operations increased to $14.4 million for the six-month period ended August 3, 1996 from $9.0 million for the six-month period ended July 29, 1995.

   * Famous Footwear is America's largest retailer of branded footwear for the entire family, operating through approximately 780 stores in the United States. Famous Footwear stores feature a wide selection of ``brand names for less'' and offer a broad assortment of athletic, casual and dress shoes for men, women and children typically at 10% to 50% off manufacturers' suggested retail prices. Famous Footwear stores average approximately 5,000 square feet in size and are primarily located in strip centers and regional and outlet malls in the United States. Famous Footwear's branded, full line product offering at discounted prices is positioned to appeal to the needs of its target customers: value oriented families.

   * The Company's Naturalizer(R) stores are showcases for the Company's flagship brand of women's shoes. The Company owns and operates through approximately 450 Naturalizer(R) stores located in regional malls and shopping centers in the United States and Canada. Naturalizer(R) stores average approximately 1,300 square feet in size and feature the Company's Naturalizer(R), NaturalSport(R) and Penaljo(R) brands. These stores are designed and merchandised to appeal to the Naturalizer(R) target customer who is a style and comfort conscious woman between 40-60 years old, who seeks quality and value in her footwear selections.

    The Company's wholesale operations represented approximately 37% of its net sales for the twelve-month period ended August 3, 1996. The Company's wholesale operations are conducted primarily through its Brown Shoe Company and Pagoda divisions. The wholesale operations' sales and operating earnings increased to $269.5 million and $7.4 million, excluding the LIFO recovery related to liquidation of footwear manufactured in closed domestic facilities, respectively, for the first six months of 1996 from $266.2 million and a loss of $5.8 million, excluding the factory closing charges, respectively, for the same period in 1995.

   * Brown Shoe Company is one of the nation's leading marketers of women's footwear products. Brown Shoe Company designs and markets the Company's Naturalizer(R), NaturalSport(R), Life Stride(R), LS Studio(TM), Night Life(R), Penaljo(R) and Larry Stuart Collection(R) brands. Each of the Company's distinct brands is targeted to a specific customer segment representing different footwear styles and taste levels at different price points. The keystone of the Company's brand portfolio is the Naturalizer(R) brand, which has a tradition of combining style and comfort. Introduced over 65 years ago, Naturalizer(R) is one of the nation's leading women's footwear brands.

   * The Company's Pagoda division is one of the nation's leading sourcers and marketers of footwear. Pagoda consists of (i) Pagoda USA, which markets branded, licensed and private label footwear to an extensive network of mass merchandisers, mid-tier and department stores in the United States;
     (ii) Pagoda International, which markets the Company's branded and licensed products for men, women and children to better specialty retailers in Europe, Latin America and the Far East; and (iii) Pagoda Trading, which sources footwear globally for Brown Shoe Company, Pagoda USA and Pagoda International through its offices in China, Taiwan, Hong Kong, Indonesia, Brazil and Italy.

RESPONSES TO CHANGES IN FOOTWEAR INDUSTRY

    According to Footwear Industries of America, the domestic, nonrubber footwear industry had approximately $32.5 billion in annual revenues with sales of over 970 million pairs of shoes in 1995. Although the size of the industry has remained relatively flat over the past several years, the market share of the discount and self-service shoe segments grew approximately 3.5% between 1991 and 1995. The industry is highly competitive with advantages accruing to companies which can achieve significant economies of scale in their operations. The Company is one the nation's largest retailers and sourcers of footwear and provides approximately 9% of all nonrubber footwear sold in the United States in 1995.

    Over the past decade the footwear industry has undergone fundamental structural changes. Primary among these changes have been: (i) the continuing migration from domestic manufacturing to international sourcing for footwear products; (ii) the ongoing consolidation of department stores and independent footwear retailers; and (iii) the shift in consumer preferences favoring athletic and casual footwear products. The Company has responded to these fundamental structural changes by: (i) eliminating all domestic manufacturing facilities and further developing its global design and sourcing capabilities;
(ii) maintaining diversity in distribution through its retail formats and expanding its domestic and international wholesale operations; (iii) improving management's responsiveness to shifting consumer preferences for updated footwear styles; and (iv) improving its position as one of the nation's leading retailers and wholesalers of athletic and casual footwear products. As a result, over the past decade the Company has managed its transition from a predominantly manufacturing driven concern with multiple specialty retail concepts into a focused marketing-oriented footwear company.

    Beginning in the early 1980's, the Company began restructuring its operations in response to fundamental structural changes in the footwear industry. These restructuring programs have resulted in a shift in the Company's retail focus from leased footwear departments in department stores to branded footwear stores in regional malls, strip centers and outlet centers and a shift in its wholesaling focus from manufacturing to marketing and foreign sourcing. In the course of its restructuring, the Company has exited from businesses which generated an aggregate of over $1.2 billion in annualized net sales and had over $400 million of assets. These actions included: (i) the closure of 30 footwear manufacturing facilities, representing all of the Company's United States based manufacturing capability and sourcing substantially all of its footwear overseas; (ii) the sale of its Recreational Products division; (iii) the sale of its Cloth World chain of fabric stores and other specialty retailing operations; (iv) the closure of over 650 non-performing retail stores operating primarily under the Connie(R) and Regal(R) names; (v) the sale of Brown Shoe Company's men's shoe division; (vi) the exit from the leased shoe department and footwear catalog businesses; and (vii) the aggressive reduction of its corporate and divisional overhead. During the same period, the Company (i) aggressively expanded its Famous Footwear retailing operations; (ii) introduced its NaturalSport(R) brand; (iii) built its international sourcing capabilities through the acquisition of Pagoda; (iv) acquired and grew Canadian retail footwear chains; (v) established Pagoda International to develop international marketing capability and (vi) added to its core operations through selective acquisitions, including the acquisition of the Larry Stuart Collection(R) and Le Coq Sportif(R) brands in 1995. Management believes that it has completed its restructuring and is now focused on increasing the sales and profitability of its core operations. The Company's restructuring and retail focus have contributed to an increase in the Company's net sales and EBITDA, as adjusted, to $745.8 million and $27.8 million, respectively, in the first six months of 1996, from $700.3 million and $11.1 million, respectively, in the same prior year period.

CORPORATE OPERATING STRATEGIES

    Focus on Style, Comfort, Quality and Value in Footwear--The Company offers a broad range of branded and private label products for men, women and children at various price points through multiple distribution channels both domestically and internationally. The Company believes that it distinguishes itself from its competitors by providing consistent style, comfort, quality and value in its broad base of footwear offerings that appeal to a broad demographic cross-section of customers. Management believes that the Company's design, global sourcing and marketing capabilities will continue to allow the Company to differentiate itself from its competitors.

    Marketing-Driven Footwear Product Offerings--Over the past decade, the Company has managed its transition from a predominantly manufacturing driven concern with multiple specialty retail concepts into a focused marketing-oriented footwear company. The Company has continued to respond to changes in consumer footwear preferences by changing its distribution, sourcing and footwear styles.

   * Distribution--The Company has exited its operation of leased footwear departments within department stores and closed numerous underperforming mall-based, full-priced retail stores. Famous Footwear, the Company's largest retail operation, operates primarily in strip centers, and regional and outlet malls in the United States. Famous Footwear's positioning is consistent with recent changes in shopping patterns, value orientation and demographics that have characterized the Company's target customer, the value oriented family.

   * Sourcing--The Company has closed all of its domestic manufacturing facilities and has moved substantially all of its product sourcing off-shore. Management believes that the Company has built the global sourcing capability required to meet the quality, style, price and time responsiveness demanded by its customers. Currently, the Company has sourcing arrangements with independent footwear manufacturers in over 20 countries, and has continued to diversify and strengthen its relations with independent footwear manufacturers worldwide.

   * Style--The Company's design efforts are intended to capture longer term style trends to create a more consistent brand image and longer lasting relationship with its customers. Recently, the Company has augmented its design capabilities to develop and update the styles comprising its broad product offerings. The Company's augmented design capabilities, combined with specific attention to consumer feedback have resulted in the alignment of established styles with current consumer preferences as well as the introduction of successful new styles.

    Improvements in Operating Profitability--Management continues to focus on increasing sales, improving gross margin and controlling corporate and divisional expenses to increase operating profitability. In 1996, gross margins have improved primarily through better product positioning and sourcing cost savings. Corporate overhead and divisional expenses are actively monitored to continue to streamline infrastructure without sacrificing the ability to achieve future revenue growth. For example, in 1996, the elimination of the Company's remaining domestic manufacturing facilities combined with certain other divisional cost savings are expected to reduce product costs and increase annual operating earnings by approximately $10-12 million. Management continues to pursue opportunities to further leverage its existing infrastructure through expense controls and distribution logistics.

OPPORTUNITIES FOR IMPROVED DIVISIONAL PERFORMANCE

RETAIL OPERATIONS

  Famous Footwear

    Focus on Execution--During 1994 and 1995, the Company opened 320 new Famous Footwear stores on a base of 567 stores, in an effort to capture market share rapidly. In mid-1995, the Company slowed the pace of its store expansion to concentrate more intensively on store level execution and in response to a more competitive retail environment. The Company intends to add approximately 20 net new stores in each of 1996 and 1997 in existing markets to further increase penetration in those markets. The slowing of new store openings has enabled management to concentrate better on improving operational efficiency and profitability at Famous Footwear. Management believes that a number of recently implemented programs designed to better manage inventory and product selection have contributed to a 3% increase in sales per square foot, 7% increase in average price per pair and a 4% increase in average transaction size during the first six months of 1996 compared to the same period in 1995. In addition, the Company believes it will be able to continue to improve the efficiency of Famous Footwear's operations by leveraging centralized infrastructure and controlling costs.

    Store Maturation--The Company's strategy of slower expansion will result in increasing maturation of the Famous Footwear store base. The Company has opened more than 350 Famous Footwear stores in the last 30 months and for the first six months of 1996, sales and operating profitability for these stores averaged $75 per square foot and 1.4% of sales, respectively. Alternatively, the average annual sales per square foot and operating profitability for the approximately 450 stores over 30 months old for the same time period was $94 and 5.1%, respectively. Individual Famous Footwear stores have historically experienced increased sales and profitability with increasing maturity. Management attributes the growth in sales with store maturation to increasing familiarity of customers with: (i) the value and quality delivered by Famous Footwear's ``brand names for less'' concept; and (ii) the specific store location as customers incorporate Famous Footwear into their routine shopping patterns. Management attributes the growth in profitability with store maturation to the seasoning of store management which results in the more efficient utilization of more experienced, productive employees.

  Naturalizer(R) Retail

    Brand Repositioning--Selected Naturalizer(R) stores are participating in a repositioning program for the Naturalizer brand designed to communicate and enhance the brand's competitive advantage: style with comfort. This store program has included ``updated'' design and environment, new signage and display, improved visual merchandising and training and sales incentives for store managers and sales associates. Management believes that these store programs have contributed to the first six months of 1996 domestic same-store sales increases of 2.1% and to the ability to maintain an increase in average selling prices.

WHOLESALE OPERATIONS

  Brown Shoe Company

    Product Improvements--The closure of the Company's remaining domestic manufacturing facilities in 1995 enabled Brown Shoe Company to fully utilize the broad flexibility of the Company's global sourcing capabilities. Through the Company's global sourcing, management believes that Brown Shoe Company is able to secure a wide range of quality footwear products at competitive prices. In addition, the Company recently augmented its design department to enhance its capabilities for developing and updating the styles comprising its broad offering of footwear products. The Company's augmented design capabilities, combined with specific attention to consumer feedback have resulted in the alignment of established styles with current consumer preferences as well as the introduction of successful new styles increasing the breadth of the Company's product offerings.

    Intensified Marketing--The Company continues to build on its strong heritage and consumer recognition of its Company-owned brands such as the Naturalizer(R) brand, one of the nation's leading women's footwear brands. In addition, the Company is strengthening and more clearly defining the independent brand images of its Naturalizer(R), NaturalSport(R), Life Stride(R), LS Studio(TM), Night Life(R) and Larry Stuart Collection(R) brands. As part of its marketing program, the Company continues to conduct consumer research designed to identify opportunities to strengthen each of the Company's brands. The Company estimates it will invest $17 million in 1996 in market research, product development and marketing communications, compared to $14 million in 1995. Recently, in conjunction with the Company's consumer-oriented marketing programs, the Company has repositioned certain of its brands with improved styling and better quality, thereby enabling the Company to realize modestly higher price points.

    Profitability Improvement--Management believes that it has the opportunity to continue to increase its profitability by increasing Brown Shoe Company's sales as a result of its intensified marketing and product improvements, while maintaining its recently improved gross profit margins. In addition, management believes it can maintain Brown Shoe Company's improved gross profits which management attributes to more efficient sourcing and the repositioning of certain brands. Management believes it can sustain the 8% increase in the average selling price per pair achieved through the first six months of 1996 as compared to the prior year period which management attributes to the strengthening and repositioning of its brands.

  Pagoda Division

    Develop New and Existing Licenses--Management believes that branded wholesale footwear provides the Company with opportunities to achieve better margins than the highly competitive private label wholesale footwear business. Over the past four years, the Company has been successful in increasing the proportion of branded net sales to total wholesale net sales. In 1995, Company-owned or licensed brand net sales represented approximately 56% of Pagoda's domestic wholesale sales, up from approximately 14% in 1991. Company-owned or licensed brands represent substantially all of the Company's international wholesale net sales. Management intends to continue to increase the proportion of branded to total wholesale sales primarily through: (i) the ongoing enhancement and repositioning of Company-owned brands; (ii) the continued development of existing footwear licenses; and (iii) the selective acquisition of additional footwear licenses and brands. Management has recently entered into license agreements enabling the Company to offer Penn(R), Russell(R) and additional Disney footwear.

    International Growth--Management believes that there are significant opportunities for the Company to increase its sales to the large and growing international market for footwear. The Company plans to increase its penetration of existing international markets, which include Latin America, Europe, and the Far East. Management believes that the Company is well positioned to increase international footwear sales because of: (i) the strength of its internationally recognized brands and licenses including Naturalizer(R), Le Coq Sportif(R), Dr. Scholl's(R), Buster Brown(R) and Disney;
(ii) its extensive experience in selling footwear in international markets; and
(iii) its specific knowledge of international patterns of footwear supply and demand as a result of its global sourcing expertise. In 1995, the Company acquired Le Coq Sportif(R), which has significant brand awareness in Latin America and Europe, as part of its continuing efforts to increase its international sales. Over the past five years, the Company has been successful in increasing international net sales at a faster rate than total wholesale sales. As a result, for the first six months of 1996, international net sales represented approximately 14% of the Company's aggregate wholesale net sales, up from 12% in 1995.

RETAIL OPERATIONS

OVERVIEW

  Famous Footwear

    Famous Footwear is America's largest retailer of branded footwear for the entire family. Founded over 30 years ago, Famous Footwear was purchased by the Company in 1981 as a 32 store chain, and has grown to include over 780 family footwear stores located primarily in strip centers and regional and outlet malls in the United States. Famous Footwear stores offer a broad assortment of athletic, casual and dress shoes for men, women and children typically at 10% to 50% off manufacturers' suggested retail prices. Famous Footwear's branded, full-line product offering at discounted prices is positioned to appeal to the needs of its target customers: value-oriented families. Famous Footwear stores average approximately 5,000 square feet in size and feature a wide selection of ``brand names for less.'' Management attributes the recent increase in operating productivity at Famous Footwear in part to leveraging expenses as well as store maturity.

    The following is an overview of the locations of the Company's Famous Footwear stores:

                        [MAP OF FAMOUS FOOTWEAR STORES]

  Naturalizer Retail(R)

    The Company operates over 450 Naturalizer(R) stores, averaging approximately 1,300 square feet in size, located in regional malls and shopping centers in the United States and Canada. The stores offer a complete selection of women's footwear styles, including dress, casual and athletic shoes, through the Naturalizer(R), NaturalSport(R) and Penaljo(R) brands in a wide array of sizes and widths. As a result of its recent repositioning of the Naturalizer(R) brand, which includes the upgrading of certain of its store locations, domestic same-store annual sales increased 2.1% for the six-month period ended August 3, 1996. The Company also operates 16 F.X. LaSalle(R) stores, primarily in the Montreal, Canada market, which sell better-grade men's and women's footwear brands.

    The following is an overview of the locations of the Company's Naturalizer stores:

                          [MAP OF NATURALIZER STORES]

PRODUCTS

  Famous Footwear

    Famous Footwear's product offering is crafted to satisfy the footwear needs of the entire family, by offering an extensive selection of athletic, casual and dress merchandise for women, men and children at competitive prices. Footwear brands include Nike, Reebok, Dexter, Naturalizer(R), Keds, Rockport, Nunn Bush, Converse, Adidas, Vans, KSwiss and Buster Brown(R). The Company continually works with its suppliers to expand its brand mix and product offerings to ensure that consumers' favorite brand names and styles are available at Famous Footwear.

    Famous Footwear has grown to become one of the nation's leading footwear retailers. As such, Famous Footwear has become an increasingly meaningful customer for the leading branded footwear suppliers. Management believes Famous Footwear's size and reputation enable it to benefit from strong brand buying power with its large vendor base. The Company has developed mutually beneficial relationships with many of its largest suppliers, which enable Famous Footwear to receive its product selections on a timely basis, to continually expand its brand and product mix to best serve its customers' changing needs and to ensure that its customers can find their favorite brands and styles and sizes in its stores. Management believes that Famous Footwear will be able to continue to provide competitively priced branded footwear while maintaining its gross margins.

    Management continues to be focused on improving inventory management to maximize Famous Footwear's in-stock position. Specifically, Famous Footwear continually refines its store model stock to replenish the stores to reflect more accurately consumer demand and historical preferences for brands, styles and sizes and to account for store location and promotional opportunities. Concurrently, management has focused on managing its product mix, particularly promotional products, to optimize its gross margins. As part of its efforts to improve inventory management, and as a result of its growth in 1995, Famous Footwear opened an additional regional distribution center to augment its distribution capabilities in the southern United States.

    Famous Footwear's advanced distribution systems allow for fresh merchandise to be delivered every week. In addition to the delivery of new styles, these systems provide item replenishment of the prior week's sales as well as redistribution of product to stores demonstrating the greatest item sell-through from stores with lower item sell-through. Management believes that these systems of replenishment and distribution result in lower markdowns and increased gross margins and profitability. This capability also ensures greater integrity of the product offering to the customer and assists in the effort to ensure that the right product is at the right place at the right time.

  Naturalizer Retail(R)

    The Company's Naturalizer(R) stores are showcases for the Company's flagship brand of women's shoes. Naturalizer(R) stores offer a complete selection of women's footwear styles, including dress, casual and athletic shoes, primarily under the Naturalizer(R) brand, but also under the NaturalSport brand walking and casual shoes and the Penaljo brand. The Naturalizer(R) brand is one of the nation's leading women's footwear brands providing comfort and quality in a variety of styles and sizes. Management believes that the repositioning of the Company's brands combined with the upgrading of the shopping environment of its Naturalizer(R) stores has increased the appeal of the product offering with its target customer who is a style and comfort conscious woman between 40-60 years old, who seeks quality and value in her footwear selections.

SALES AND MARKETING

  Famous Footwear

    Famous Footwear stores feature a wide selection of ``brand names for less,'' by offering brand name footwear at prices which typically represent 10% to 50% savings off of manufacturers' suggested retail prices. Famous Footwear supports its competitive prices on brand name footwear with excellent service and a strong marketing campaign reinforcing Famous Footwear's value image with its target customer base of value-oriented families. In 1995, management invested over $25 million to communicate Famous Footwear's ``brand names for less'' image to target consumers, typically, on a weekly basis. Famous Footwear's marketing program includes television and newspaper advertising, in-store signage and database marketing, all of which are designed to further develop and reinforce the Famous Footwear concept with the target customer. In addition, the Company continues to invest in training to produce a knowledgeable and motivated salesforce.

  Naturalizer(R) Retail

    The Naturalizer(R) brand and stores have been repositioned to appeal to style and comfort conscious women. Marketing programs for the Naturalizer(R) stores have complemented the Company's Naturalizer(R) brand advertising, building on the brand's strong consumer recognition and reinforcing the brand's added focus on style and quality. Similarly, the Company is in the process of upgrading its Naturalizer(R) stores to produce an inviting and comfortable shopping environment featuring new signage and displays as well as a renewed focus on visual presentation and the training and motivation of store managers and sales associates. In addition, the Company has invested in additional Naturalizer(R) salesforce training commensurate with the repositioned brand image of style, quality and comfort. Management believes that the repositioning of the Company's brands combined with the upgrading of the shopping environment of its Naturalizer(R) stores has increased the appeal of the product offering with its target customer. The Company plans to continue to remodel selected Naturalizer(R) stores.

    The Naturalizer(R) store product offering is typically priced between $50 and $85 per pair. Management believes these price points, which were increased concurrently with the repositioning of the Naturalizer(R) brand, reflect significant value for the style, quality and comfort which the Naturalizer(R) brand conveys. To support the Company's repositioning of its Naturalizer(R) brand, the Company has implemented a database marketing program which targets and rewards frequent customers.

WHOLESALE OPERATIONS

OVERVIEW

  Brown Shoe Company

    Brown Shoe Company is one of the nation's leading marketers of women's footwear products. Brown Shoe Company designs and markets the Company's NaturalSport(R), Life Stride(R), LS Studio(TM), Night Life(R), Penaljo(R) and Larry Stuart Collection(R) brands. Each of the Company's distinct brands is targeted to a specific customer segment representing different footwear styles at different price points. The keystone of the Company's brand portfolio is the Naturalizer(R) brand, which has a tradition of combining style and comfort. Introduced over 65 years ago, Naturalizer(R) is one of the nation's leading women's footwear brands.

    Recently, the Company believes it has achieved improved customer acceptance by repositioning certain of the Brown Shoe Company brands with improved styling and better quality, thereby enabling the Company to realize modestly higher price points. Management believes that Brown Shoe Company is successfully positioned as a supplier of premium footwear brands to department and specialty stores nationwide as well as the Company's Naturalizer(R) retail stores.

  Pagoda Division

    The Pagoda division is one of the nation's leading sourcers and marketers of footwear. Pagoda's operations consist of: (i) Pagoda USA, which markets branded, licensed and private label athletic, casual and dress footwear products to men, women and children at a variety of price points to an extensive network of mass merchandisers, mid-tier and department stores in the United States; (ii) Pagoda International, which markets the Company's branded and licensed athletic, casual and dress footwear for men, women and children, typically at moderate price points primarily to better specialty retailers in Europe, Latin America and the Far East; and (iii) Pagoda Trading, which sources footwear globally for Brown Shoe Company, Pagoda USA and Pagoda International through offices in China, Taiwan, Hong Kong, Indonesia, Brazil and Italy.

    Pagoda USA, which is a leading private label footwear resource for many of the nation's leading mass merchandisers, including WalMart, Kmart and Target, provided its wholesale customers with over 48 million pairs of shoes in 1995. Pagoda International, which commenced operations in 1989, has rapidly grown to sales of approximately $83 million in 1995, as the Company continues to increase its penetration of international footwear markets. Pagoda Trading, which sourced over 70 million pairs of shoes in 1995, has developed a flexible, diversified global sourcing capability through its strong, established relationships with multiple third-party independent footwear manufacturers.

PRODUCTS

  Brown Shoe Company

    Brown Shoe Company designs, sources and markets products for women under the Company's well-recognized Naturalizer(R), NaturalSport(R), Life Stride(R), LS Studio(TM), Night Life(R), Penaljo(R) and Larry Stuart Collection(R) brands. The following table provides an overview of the Brown Shoe Company products by brand:

                                             NATURALIZER GROUP                       LIFE STRIDE GROUP
                               -------------------------------------------  -----------------------------------
                                                                              LIFE      NIGHT                      LARRY STUART
                               NATURALIZER(R)  NATURALSPORT(R)  PENALJO(R)  STRIDE(R)   LIFE(R)   LS STUDIO(TM)    COLLECTION(R)
                               --------------  --------------   ----------  ---------   -------   -------------    -------------
                                  Dress &         Walking &       Dress &    Dress &    Special   Sophisticated       European
Type of Footwear..............    Casual          Active          Casual     Casual     Occasion  Contemporary        Inspired
Retail Price Range Per Pair...    $50-65          $55-85          $50-65     $30-40     $40-50    $35-50              $80-100

     Naturalizer(R), NaturalSport(R) and Penaljo(R) products emphasize style, comfort, quality and value. These brands provide a wide range of quality casual and dress footwear products which combine comfort and fit with classic, relevant and up-to-date styling. Naturalizer(R) is one of the nation's most recognized women's footwear brands. NaturalSport(R) provides functional walking shoes, sandals and clogs. The Life Stride Group, anchored by the Life Stride(R) brand, is the nation's leading, entry-level price point, women's brand in department stores, offering fashion-right styling. The Larry Stuart Collection(R) brand offers stylish, sophisticated European-inspired footwear for women.

  Pagoda Division

    Pagoda USA and Pagoda International design and market a broad offering of branded footwear for department stores, specialty footwear stores and other retailers, domestically and internationally, respectively. Pagoda USA is one of the nation's leading suppliers of children's footwear, with popular brands including Buster Brown(R), Playskool(R) and assorted Disney characters.

    Although the Company owns the rights to many of its brands, the Company does license certain brand names. The following summarizes Pagoda USA and Pagoda International's brands:

        ADULT BRANDS                         CHILDREN'S BRANDS
----------------------------            ----------------------------
COMPANY-OWNED       LICENSED            COMPANY-OWNED       LICENSED
-------------       --------            -------------       --------
Air Step(R)         Brittania(R)        Buster Brown(R)     Barbie(R)
Connie(R)           Dr. Scholl's(R)     Wildcats(R)         Candies(R)
DeLiso(R)           Mickey Unlimited(R)                     Casper(R)
Fanfares(R)         Penn(R)                                 Disney <F1>
Le Coq Sportif(R)   Remington(R)                            Hello Kitty(R)
Maserati(R)         Union Bay(R)                            Kazaam(R)
Nature Sole(R)                                              Nerf(R)
Regal(R)                                                    Playskool(R)
Revelations(R)                                              Sailor Moon(R)
U.S. 101(R)                                                 Tonka(R)

--------

<F1> Disney children's licenses include 101 Dalmatians(R), Disney Babies(R),
     The Hunchback of Notre Dame(R), The Lion King(R) and Mickey's Stuff for Kids(R).

    Management believes that branded and licensed footwear provides the Company with opportunities to achieve better margins than private label footwear. Over the past several years, Pagoda USA and Pagoda International have been successful in increasing their proportion of branded and licensed wholesale sales. In 1995, branded and licensed footwear represented approximately 56% of Pagoda USA's sales, up from approximately 14% in 1991. Company-owned or licensed brands represent substantially all of Pagoda International's sales.

    Pagoda USA and Pagoda International continuously seek opportunities to develop additional brands through selective acquisitions or licenses. Recently, the Company acquired the Le Coq Sportif(R) brand, which has significant consumer recognition in Europe and Latin America, as part of its continuing efforts to increase international sales.

Similarly, Pagoda USA and Pagoda International recently entered into a long term licensing agreement which is renewable through 2014 to market the popular Dr. Scholl's(R) brand of affordable, high quality casual and work shoes for men and women both domestically and internationally. Recently, management has entered into additional license agreements enabling Pagoda USA and Pagoda International to offer Penn(R), Russell(R) and additional Disney footwear.

    In addition to its branded and licensed footwear marketing, Pagoda USA executes private label programs for many of the nation's leading mass merchandisers, including Kmart, Payless ShoeSource, Target and WalMart, typically for children's shoes. The majority of this private label footwear is designed to provide these retailers with entry level price point footwear.

SALES AND MARKETING

  Brown Shoe Company

    The Brown Shoe Company brands are sold in department stores, multi-line shoe stores and branded specialty stores. Consistent with the repositioning of certain of the brands to higher style and quality levels and modestly higher price points, the Company has been selectively upgrading its wholesale customer base, with particular focus on expanding its penetration of the major department stores. Currently the Company sells footwear products to substantially all the nation's major department store companies, including Dayton-Hudson, Dillard's, Federated, the May Company, Mercantile and Nordstrom.

    Brown Shoe Company maintains an independent sales force to market its Naturalizer(R), NaturalSport(R), Life Stride(R), LS Studio(TM), Night Life(R) and Larry Stuart Collection(R) brands primarily to department and specialty footwear stores domestically. The Brown Shoe Company sales force is responsible for developing and implementing marketing programs for each brand, planning promotional events, assisting in product development and managing the Company's relationships with its wholesale customers.

    Recently, the Company has intensified its marketing efforts by augmenting its market research, product development and marketing communications. The Company continues to build on and take advantage of the strong heritage and consumer recognition of its traditional brands, and it also is more clearly defining the independent brand images of certain other brands. Guided by market research, during 1995, Brown Shoe Company invested over $14 million in direct to consumer advertising in support of the repositioning of certain of its brands. Management estimates it will invest an additional $17 million in Brown Shoe Company's marketing programs in 1996. Management attributes the strong consumer recognition of its brands in part to the continued success of its marketing programs.

  Pagoda Division

    Pagoda USA and Pagoda International maintain independent sales forces to market their branded and private label products. Domestically, Pagoda USA markets branded, licensed and private label footwear to an extensive network of mass merchandisers, mid-tier and department stores in the United States. In 1995, Pagoda USA sold over 48 million pairs of shoes to its domestic wholesale customers. Internationally, Pagoda International markets branded and licensed footwear to better specialty footwear retailers. Pagoda International maintains sales offices in Brazil, France and Hong Kong. In 1995, Pagoda International's sales to its wholesale customers were approximately $83 million. Both sales forces are responsible for developing and implementing marketing programs, planning promotional events, assisting in product development and managing the Company's relationships with its wholesale customers. During 1995, Pagoda USA and Pagoda International invested over $6 million in direct to consumer marketing. Management estimates it will invest $7 million in Pagoda USA and Pagoda International's marketing programs in 1996.

SOURCING

    The Company obtains footwear products from leading branded footwear suppliers, primarily for its Famous Footwear retail operations, as well as from its Pagoda Trading operations.

    Through its Famous Footwear retail operations, the Company is a meaningful customer for many leading branded footwear manufacturers. Management believes that the scale of its purchases from these leading branded footwear manufacturers typically enables the Company to secure competitive purchasing terms.

    Pagoda Trading sources essentially all of the footwear for the Company's Brown Shoe Company, Pagoda USA, Pagoda International and Naturalizer(R) retail operations. In addition, Pagoda Trading sources a limited amount of footwear for Famous Footwear. Management believes that Pagoda Trading has developed a flexible, diversified global sourcing capability through its strong, established relationships with multiple third-party independent footwear manufacturers. Management attributes its ability to achieve consistent quality, competitive prices and on-time delivery to the breadth of its established relationships.

    The Company currently maintains sourcing offices in Brazil, Italy, China, Hong Kong, Taiwan and Indonesia. Management believes this diverse structure enables the Company to source footwear at virtually any price level from any significant shoe manufacturing region of the world. The following table provides an overview of the Company's foreign sourcing activities in 1995:

                                               MILLIONS
COUNTRY                                        OF PAIRS
-------                                        --------
China........................................    45.5
Indonesia....................................    12.6
Brazil.......................................     5.6
Italy........................................     2.9
Taiwan.......................................     1.1
All Other....................................     2.3
                                                 ----
Total........................................    70.0
                                                 ====

    The Company maintains two Company-owned manufacturing facilities in Canada which have the capacity to produce approximately one million pairs annually, primarily serving the Canadian market.

QUALITY CONTROL

    The Company monitors the quality components of its footwear products prior to production and inspects prototypes of each footwear product before production runs are commenced. The Company also performs random in-line quality control checks during and after production before footwear leaves the manufacturing facility. Final quality control inspections take place at the Company's distribution centers. The Company has approximately 40 full-time personnel engaged in quality control in the Far East, Brazil and Italy.

DESIGN

    The Company recently augmented its design capabilities for developing and updating the styles comprising its broad footwear offering. The Company maintains separate design teams for each of its brands and the Company maintains a staff of approximately 30 footwear designers which are responsible for the creation and development of new product styles. The Company's augmented design capabilities, combined with specific attention to consumer feedback have resulted in the alignment of established styles with current consumer preferences as well as the introduction of successful new styles increasing the breadth of the Company's product offerings. The Company's designers constantly monitor trends in apparel and footwear fashion and work closely with retailers to identify consumer footwear preferences. Once a new style is created, the Company's designers work closely with independent footwear manufacturers to translate their designs into new footwear styles.

DISTRIBUTION

    The Company operates an efficient, sophisticated distribution system which provides for the timely delivery of footwear products to the Company's retail stores and wholesale customers. The Company's distribution systems consist of four separate distribution centers located strategically in the United States. The Company's distribution centers are linked by computer to the Company's executive offices, enabling management to maintain up-to-date information on the availability of inventory at all locations.

    A majority of the Company's footwear products are shipped from independent manufacturers to one of the Company's distribution centers, except for footwear sourced for domestic mass merchandisers and some international wholesale customers which may be shipped direct to the customer. At the Company's distribution centers, the Company processes and ships its products by contract and common carriers and, to a lesser extent Company-owned
                                      43
vehicles, to its retail stores and wholesale customers. The Company's retail stores typically receive shipments once per week under the Company's auto-replenishment program. In aggregate, the Company maintains approximately a one to two month supply of footwear product at its distribution centers.

    In 1995, the Company opened a new 800,000 square foot leased distribution center for its Famous Footwear retail operation in Lebanon, Tennessee. Management believes the Tennessee facility will improve the efficiency of inventory management at Famous Footwear. Management believes that its current distribution system will enable it to continue to serve its retail stores and wholesale customers for the foreseeable future.

INFORMATION SYSTEMS

    The Company continues to invest in its computer hardware, software and network systems to: (i) enhance the speed and efficiency of certain areas of its business such as product design, order entry, distribution and financial reporting; (ii) improve the efficiency and coordination of its international sourcing operations; and (iii) provide timely inventory and retail sales information. Over the last five years, the Company has invested over $10 million to purchase computer equipment and software.

    The Company's retail stores use electronic point-of-sale registers to capture sales transactions and transmit daily activity each night to the Company's central computer systems in St. Louis, Missouri and Madison, Wisconsin. This system enables management to track daily sales by store by stock keeping unit. An automated reordering system is used to track retail store inventories and generate distribution center orders to keep the stores supplied with model stock inventories.

    The Company's wholesale businesses use sophisticated systems to support the sales, merchandising and global sourcing operations. These systems provide timely information to support selling activities, order flow, inventory receipt and distribution, and customer service. Electronic data interchange (EDI) is used with a large number of customers to process customer orders, shifting notifications and invoices. The Company is in the process of implementing a comprehensive global system which will track the flow of footwear from the source of supply at independent manufacturers to the customers. Other new system development includes a sales force automation system which will allow salesmen access to current order and product information as well as the ability to plan and enter customer orders from remote locations.

BACKLOG

    The Company generally receives orders for the next season's footwear products three to six months prior to the time the products are delivered to wholesale customers. In addition, the Company carries certain footwear in inventory which is available for immediate shipment to fill retail customers reorders during the current selling season. At August 3, 1996, the Company's backlog, excluding intercompany orders, was approximately $186 million, as compared to approximately $187 million at July 29, 1995. All such orders are subject to cancellation. The Company's backlog depends on a number of factors, including the timing of order receipt, which may vary in any year depending on the Company's marketing programs and selling strategies and other factors beyond the Company's control. As a consequence, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual shipments. See ``Risk Factors--Seasonality.''

INTELLECTUAL PROPERTY

    The principal trademarks used by the Company to distinguish its brands are:

        OWNED                                    LICENSED
        -----                                    --------
Air Step(R)                          Barbie(R)

Buster Brown(R)                      Dr. Scholl's(R)

Connie(R)                            Kazaam(R)

Larry Stuart Collection(R)           Mickey Unlimited(R) and numerous other
                                       trademarks under license from
Le Coq Sportif(R)                      The Walt Disney Company

Life Stride(R)                       Penn(R)

LS Studioe                           Playskool(R)

Naturalizer(R)                       Russell(R)

NaturalSport(R)                      Union Bay(R)

Night Life(R)

Penaljo(R)

Revelations(R)

    These trademarks are the subject of registrations and pending applications throughout the world filed by the Company for use on footwear. The Company continues to expand its worldwide usage and registration of related trademarks. The Company regards the licenses to use the trademarks and its other proprietary rights in and to the trademarks as valuable assets in the marketing of its products, and, on a worldwide basis, vigorously seeks to protect them against infringement.

COMPETITION

    Competition is intense in the footwear industry. Certain of the Company's competitors are larger and have substantially greater resources than the Company. The Company's success depends upon its ability to remain competitive in the areas of style, price and quality, among others. The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences and demands in a timely manner. Accordingly, any failure by the Company to anticipate and respond to changing merchandise trends could adversely affect consumer acceptance of the Company's brand names and product lines, which in turn could adversely affect the Company's business, financial condition or results of operations.

EMPLOYEES

    The Company has approximately 11,000 full and part-time employees. Approximately 130 employees engaged in one of the Company's domestic distribution centers are employed under a union contract, which expire in September 1999. In Canada, approximately 300 factory and warehouse employees are employed under union contracts which expire in October, 1996 and October, 1997. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

    Certain information concerning the Company's principal facilities is set forth below:

     LOCATION                           USE                      APPROX. SQ. FEET     OWNERSHIP
     --------                           ---                      ----------------     ---------
St. Louis, MO         Principal Executive, Sales and                  265,000           Owned
                        Administrative Offices

Sikeston, MO          Brown Shoe Company Distribution Center          710,000           Owned

Fredericktown, MO     Brown Shoe Company Distribution Center          385,000           Owned

Ontario, Canada       Canadian Operations                             257,000           Owned

Madison, WI           Famous Footwear Executive, Sales and            135,000          Leased
                        Administrative Offices

Madison, WI           Famous Footwear Distribution Center             750,000          Leased

Lebanon, TN           Famous Footwear Distribution Center             800,000          Leased

ENVIRONMENTAL

    The Company is involved in environmental remediation and ongoing compliance at several sites. The Company has completed remediation efforts at its closed New York tannery and two associated landfills. As such, in September 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring, which includes certain limited groundwater sampling at the tannery site. This change in status has allowed the Company to estimate more reliably the future liability for monitoring and maintenance, which is required over the next 28 years, based on a specific site plan. Accordingly, in the third quarter of 1995, the estimated liability of $5.3 million related to this site was discounted, using a 6.4% rate, resulting in a $2.0 million reduction in the previously recorded liability of $4.7 million. The expected payments for the next five years are approximately $0.2 million per year with the balance due thereafter.

    In 1994, the Company became aware of potential exposure at an owned factory that is currently leased to another party. Preliminary testing was completed in late 1994, and remediation work began in 1995. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. Management expects that the remaining costs related to the owned, but leased, factory and the various landfills will total approximately $0.8 - $1.0 million.

    While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. At February 3, 1996, the total accrued environmental liabilities of the Company for all sites, including the above discounted liability, total approximately $3.1 million.

LEGAL PROCEEDINGS

    The Company is a party to various claims, complaints and other legal actions that have arisen in the ordinary course of business from time to time. Management believes that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on the Company's business, results of operations or financial condition.

                                  MANAGEMENT

    The executive officers of Brown Group, Inc. are as follows:

            NAME                               AGE                           POSITION
            ----                               ---                           --------
B. A. Bridgewater, Jr.....................     62  Chairman of the Board, President and Chief Executive Officer; Chairman of
                                                     the Executive Committee
Brian C. Cook.............................     57  Vice President, and President, Famous Footwear
Ronald N. Durchfort.......................     43  President, Pagoda International
Ronald A. Fromm...........................     45  Executive Vice President, Famous Footwear
Robert D. Pickle..........................     59  Vice President, General Counsel and Corporate Secretary
Gary M. Rich..............................     45  President, Pagoda U.S.A.
Harry E. Rich.............................     56  Director, Executive Vice President, Chief Financial Officer; Member of the
                                                     Executive Committee
James M. Roe..............................     50  Senior Vice President, Sales and Operations, Famous Footwear
Andrew M. Rosen...........................     45  Vice President and Treasurer
Richard C. Schumacher.....................     48  Vice President and Controller
David H. Schwartz.........................     50  President, Pagoda Trading
Mary S. Siverts...........................     36  Vice President, Public Affairs
Thomas A. Williams........................     47  Vice President, and President, Brown Shoe Company
E. Lee Wyatt, Jr..........................     43  Senior Vice President, Finance and Administration, Brown Shoe Company
George J. Zelinsky........................     48  Senior Vice President and General Merchandise Manager, Famous Footwear

    B. A. BRIDGEWATER, JR. has served as Chief Executive Officer of the Company since 1982 and Chairman of the Company's Board of Directors since 1985. In addition to his current positions with the Company, Mr. Bridgewater serves as a director of Boatmen's Bancshares, Inc., ENSERCH Corporation and Enserch Exploration, Inc., FMC Corporation and McDonnell Douglas Corporation. Mr. Bridgewater served as President of the Company from 1979 to 1987 and was again named President in 1990. Prior to his election as President of the Company in 1979, Mr. Bridgewater served as Executive Vice President and a director of Baxter Travenol Laboratories, Inc. (``Baxter'') from 1975 to 1979. Prior to his employment with Baxter, Mr. Bridgewater held the position of Director (Senior Partner) of McKinsey and Company (``McKinsey''), a management consulting firm, where he was employed from 1964 to 1975. From 1973 to 1974, on leave from McKinsey, Mr. Bridgewater served as Associate Director, National Security and International Affairs, of the Office of Management and Budget in the Executive Office of the President of the United States.

    BRIAN C. COOK has served as President of Famous Footwear since 1981 and as a Vice President of the Company since 1992. Mr. Cook started his career with Famous Footwear on a full-time basis in 1965. He has held a variety of positions with Famous Footwear over the years.

    RONALD N. DURCHFORT has served as President of Pagoda International since March 1993. Prior to his current position, he served as General Manager of Operations of the Paris office of Pagoda International, a position which he held from 1988 through March 1993. Mr. Durchfort joined Pagoda International in 1986 as its European Sales Coordinator. Prior to joining Pagoda International, he was self-employed in international trade. Prior to being self-employed, Mr. Durchfort had held a position in international finance with the Brazilian government for five years.

    RONALD A. FROMM has served as Executive Vice President of Famous Footwear since September 1992. Prior to his current position, he served as Vice President and Chief Financial Officer of Famous Footwear, a position which he held from 1988 to 1992. Mr. Fromm joined Famous Footwear in 1986 as Chief Financial Director. Prior to joining Famous Footwear, he served as Vice President of Heath Corporation, where he was employed from 1974 until 1986.

    ROBERT D. PICKLE has served as Vice President, General Counsel and Corporate Secretary of the Company since 1985. He was elected General Counsel and Corporate Secretary of the Company in 1974. Mr. Pickle joined the

Company in 1963, as an attorney. Prior to joining the Company, he served on active military duty in the United States Army Judge Advocate General's Corps, as Assistant Staff Judge Advocate of the United States Army Aviation and Surface Materiel Command.

    GARY M. RICH has served as President of Pagoda U.S.A. since March 1993. Prior to his current position, he served as President of Pagoda Trading Company, Inc., a position which he held from June 1989 to March 1993. Mr. Rich held the position of Executive Vice President of Sidney Rich Associates, Inc., a subsidiary of the Company, from 1980 to 1989.

    HARRY E. RICH has served as Executive Vice President and Chief Financial Officer of the Company since 1988. He has served on the Company's Board of Directors since 1985. In addition to being a member of the Company's Board of Directors, Mr. Rich serves as a director of The Boatmen's National Bank of St. Louis, General American Capital Company, a registered investment company, and Walnut Street Funds, Inc. Mr. Rich joined the Company in 1983 as Senior Vice President and was named Senior Vice President and Chief Financial Officer of the Company in 1984. Prior to joining the Company in 1983, Mr. Rich held the position of Group Vice President--Medical Products with Mallinckrodt, Inc. (``Mallinckrodt''). Before joining Mallinckrodt, Mr. Rich had been employed by Baxter Laboratories, Inc. (``Baxter'') for 11 years. His last position with Baxter was President--American Instrument Company.

    JAMES M. ROE has served as Senior Vice President of Sales and Operations of Famous Footwear since 1994. Prior to his current position, he served as Vice President of Real Estate of Famous Footwear (1992-1994) and as Director of Strip Center Real Estate of the Company (1987-1992). He was employed by Wohl Shoe Company from 1963 to 1987.

    ANDREW M. ROSEN has served as Vice President and Treasurer of the Company since January 1992. Mr. Rosen has held a variety of positions since joining the Company in 1974, including the positions of Manager--Pension Benefits and Corporate Cash Manager. He was elected Treasurer of the Company in 1983.

    RICHARD C. SCHUMACHER has served as Vice President and Controller of the Company since June 1994. From November 1992 to June 1994, Mr. Schumacher served as Vice President and Chief Financial Officer of Wohl Shoe Company. In 1985, he was named Assistant Controller of the Company, a position which he held from 1985 through 1992. Mr. Schumacher joined the Company in 1982 as its Director of Corporate Accounting. Prior to joining the Company, he had been employed by Arthur Andersen & Co. for ten years.

    DAVID H. SCHWARTZ has served as President of Pagoda Trading since February 1996. Prior to his current position, he served as President of the Men's, Athletic and Children's Divisions of Pagoda Trading (March 1995 to February
1996) and as President of the Marathon Division of Pagoda Trading (March 1981 to March 1995). Mr. Schwartz joined Pagoda Trading in 1978.

    MARY S. SIVERTS has served as Vice President of Public Affairs of the Company since September 1993. Ms. Siverts joined the Company in 1985 as a financial analyst and was promoted to Manager of Public Relations in 1987. From 1988 to 1993, she served as Director of Public Relations of the Company.

    THOMAS A. WILLIAMS has served as a Vice President of the Company and as President of Brown Shoe Company since January 1994. He served as Chairman of Pagoda Trading Company, Inc. from January 1990 to May 1996. Prior to his current positions, he served as Vice President of International Operations of the Company and Chairman of Brown Group International, Inc. (March 1993 to January 1994) and Vice Chairman of Pagoda Trading Company, Inc. (June 1989 to December 1989). From 1982 to 1990, he held various management positions at Pagoda Trading Company, Inc. From 1980 through 1982, Mr. Williams was Vice President of Product Development at Cherokee, Inc. Mr. Williams was employed by Brown Shoe Company from 1972 to 1980, during which period he worked in product and sales management positions in the Naturalizer(R) division.

    E. LEE WYATT, JR. has served as Senior Vice President of Finance and Administration of Brown Shoe Company since May 1994. Mr. Wyatt joined the Company in 1983, after serving as a Tax Manager for Deloitte, Haskins & Sells. Since joining the Company, he has served as Vice President of Planning and Controller (March 1994 to May 1994); Vice President of Planning and Taxes (November 1992 to March 1994); Director of Corporate Planning and Taxes and Assistant Secretary (June 1990 to November 1992); and Director of Corporate Planning and Tax (October 1989 to June 1990). Mr. Wyatt held various management positions with the Company from 1986 to 1989.

    GEORGE J. ZELINSKY has served as Senior Vice President and General Merchandise Manager of Famous Footwear since June 1989. He served as Vice President of the Women's Better Grade Division of Wohl Shoe Company from 1986 to 1989. Mr. Zelinsky joined the Wohl Shoe Company in 1967 and held a variety of positions at the Company from 1967 through 1986.

                            PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to each person known by the Company, as of April 3, 1996, to beneficially own more than 5% of the Common Stock of the Company:

                                                                   NUMBER OF          PERCENT OF
                                                                   SHARES OF         OUTSTANDING
             NAME AND ADDRESS OF BENEFICIAL OWNER                 COMMON STOCK       COMMON STOCK
             ------------------------------------                 ------------       ------------
John Hancock Mutual Life Insurance Company, through its
  indirect, wholly owned Subsidiaries.........................    1,681,698<F1>            9.4%<F1>
John Hancock Place
P.O. Box 111
Boston, Massachusetts 02117

Manning & Napier Advisors, Inc................................    1,912,312<F2>           10.7%<F2>
1100 Chase Square
Rochester, New York 14604

The State Teachers Retirement Board of Ohio...................    1,081,100<F3>            6.0%<F3>
275 East Broad Street
Columbus, Ohio 43215

--------

<F1> Based on written representations made to the Company by such Shareholder, the named Shareholder, acting in various fiduciary capacities, possessed sole voting authority over 769,141 shares and sole investment authority over 1,681,698 shares.

<F2> Based on written representations made to the Company by such Shareholder, the named Shareholder, acting in various fiduciary capacities, possessed sole voting authority over 1,850,662 shares and sole investment authority over 1,912,312 shares.

<F3> Based on written representations made to the Company by such Shareholder, the named Shareholder, acting in various fiduciary capacities, possessed sole voting authority over 1,081,100 shares and sole investment authority over 1,081,100 shares.

                           DESCRIPTION OF THE NOTES

    The Private Notes were, and the Exchange Notes will be, issued under that certain indenture (the ``Indenture'') dated as of October 1, 1996 between the Company and State Street Bank and Trust Company, as Trustee (the ``Trustee''). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the ``TIA''), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The Indenture is by its terms subject to and governed by the TIA. Unless otherwise indicated, references under this caption to ``Section'' are references to the Indenture. A copy of the Indenture may be obtained from the Company. The definitions of certain capitalized terms used in the following summary are set forth below under ``--Certain Definitions''.

GENERAL

    The Notes are senior unsecured obligations of the Company and are and will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof and will mature on October 15, 2006. Initially, the Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate trust office. The Company may change any paying agent and registrar without notice to the holders of the Notes. The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered addresses of holders of the Notes. Any notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture. (Sections 2.01, 2.03 and 4.01)

PRINCIPAL AMOUNT, MATURITY AND INTEREST

    The Notes are limited in aggregate principal amount to $150,000,000 and will mature on October 15, 2006. Interest on the Notes will accrue at the rate of 9 1/2% per annum and will be payable semi-annually on each April 15 and October 15, commencing on April 15, 1997, to the persons who are registered holders of Notes at the close of business on the April 1 and October 1, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. (Sections 2.01, 4.01)

    The Notes will not be entitled to the benefit of any mandatory sinking fund.

FORM, DENOMINATION AND BOOK-ENTRY PROCEDURES

    Exchange Notes issued in exchange for the Private Notes currently represented by one or more fully registered global notes will be represented by one or more fully registered global notes (collectively, the ``Global Note''), and will be deposited upon issuance with the Depository or an agent of the Depository and registered in the name of the Depository or a nominee of the Depository (the ``Global Note Registered Owner''). Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. (Section 2.15)

    Exchange Notes issued in exchange for other Private Notes will be issued in registered, certificated form without interest coupons.

    The Depository has advised the Company that the Depository is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the ``Participants'') and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in the accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the ``Indirect Participants''). Persons who are not Participants or Indirect Participants may beneficially own securities held by or on behalf of the Depository only through the Participants or the Indirect Participants. The ownership interests and transfer of ownership interests of such persons held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

    The Depository has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Note, the Depository will credit the accounts of its Participants with portions of the principal amount of the Global Note representing the Exchange Notes issued in exchange for the Private Notes which each such Participant has instructed the Depository to surrender for exchange and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).

    Except as described below, owners of interests in the Global Note will not have Notes registered in their names, will not receive physical delivery of Notes in definitive form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

    Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving payments in respect of the principal of and premium, if any, and interest on any Notes and for any and all other purposes whatsoever. Payments on any Notes registered in the name of the Global Note Registered Owner will be payable by the Trustee to the Global Note Registered Owner in its capacity as the registered holder under the Indenture. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or the records of any Participant or Indirect Participant relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of the Depository's records or records of any Participant or Indirect Participant relating to the beneficial ownership interests in the Global Note or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants. The Depository has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depository unless the Depository has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of the Depository, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depository or any of its Participants or Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Global Note Registered Owner for all purposes.

    The Global Note is exchangeable for definitive Notes in registered certificated form if (i) the Depository (x) notifies the Company that it is unwilling or unable to continue as Depository for the Global Note and fails to appoint a successor Depository or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in definitive registered certificated form, (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Notes or (iv) as provided in the following paragraph. Such definitive Notes shall be registered in the names of the owners of the beneficial interests in the Global Note as provided by the Participants. Notes issued in definitive registered certificated form will be in fully registered form, without coupons, in integral multiples of $1,000. Upon issuance of Notes in definitive registered certificated form, the Trustee is required to register the Notes in the name of, and cause the Notes to be delivered to, the person or persons (or the nominee(s) thereof) identified as beneficial owners as the Depository shall direct.

    A Note in definitive registered certificated form will be issued upon the resale, pledge or other transfer of any Note or interest therein to any person or entity that does not participate in the Depository.

    The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

OPTIONAL REDEMPTION

    The Notes will be redeemable at the Company's option in whole at any time or in part from time to time, on and after October 15, 2001 and prior to maturity, upon not less than 30 nor more than 60 days' notice to each holder of Notes, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 15 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, thereon to but excluding the date of redemption:

       YEAR                                              PERCENTAGE
       ----                                              ----------
2001..................................................    104.750%

2002..................................................    102.375%

2003..................................................    101.188%

2004 and thereafter...................................    100.000%

(Sections 3.01, 3.03 and 3.04)

RANKING

    The Notes will be senior unsecured obligations of the Company that will rank senior in right of payment to all future Indebtedness of the Company that is expressly by its terms subordinated in right of payment to the Notes. The Notes will rank pari passu in right of payment with all other Indebtedness of the Company, including Indebtedness incurred pursuant to the Credit Agreement. As of August 3, 1996, after giving effect to the offering of the Private Notes and the application of the net proceeds therefrom, the Company would have had approximately $230 million of outstanding indebtedness, all of which would have been senior indebtedness. See ``Risk Factors--Structural Subordination.''

SELECTION AND NOTICE OF REDEMPTION

    In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture. (Sections 3.02, 3.03, 3.05 and 3.06)

HOLDING COMPANY STRUCTURE

    The Company conducts a portion of its business through subsidiaries. As a result of this structure, the creditors of the Company, including any holders of Notes, will effectively rank junior to all creditors of the Company's subsidiaries, including trade creditors, notwithstanding that the Notes will be senior obligations of the Company. There can be no assurance that, after providing for all prior claims, there would be sufficient assets available from the Company and its Subsidiaries to satisfy the claims of the holders of Notes. See ``Risk Factors--Structural Subordination.''

CERTAIN COVENANTS

    The Indenture will provide that the covenants set forth herein will be applicable to the Company, except that during any period of time that (i) the ratings assigned to the Notes by both Moody's and S&P (collectively the ``Rating Agencies'') are equal to or higher than Baa3 and BBB- or the equivalents thereof, respectively (the ``Investment Grade Ratings'') and (ii) no Event of Default or Default has occurred and is continuing, the Company and its Subsidiaries will not be subject to the provisions of the Indenture described under ``Limitation on Indebtedness'', ``Limitation on Restricted Payments'', ``Disposition of Proceeds of Asset Sales'', and clauses (c) and (d) of ``Merger, Sale of Assets, Etc.'' (collectively, the ``Suspended Covenants''). In the event that the Company is not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings, then the Company and its Subsidiaries will again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the ``Limitation on Restricted Payments'' covenant as if such covenant had been in effect during the entire period of time from the date of the Indenture.

    Limitation on Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of (in each case, to ``incur'') any Indebtedness (including, without limitation, any Acquired Indebtedness); provided, however, that the Company will be permitted to incur Indebtedness (including, without limitation, Acquired Indebtedness) if at the time of such incurrence, and after giving pro forma effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.25 to 1 on or prior to the date which is two years from the Issue Date and 2.50 to 1 thereafter.

    Notwithstanding the foregoing, the Company and its Subsidiaries may, to the extent specifically set forth below, incur each and all of the following:

        (a) Indebtedness of the Company evidenced by the Notes;

        (b) Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date;

        (c) Indebtedness of the Company under any Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed $200,000,000 less any permanent repayment thereof made in accordance with the provisions of the first paragraph of ``Disposition of Proceeds of Asset Sales";

        (d) (i) Interest Rate Protection Obligations of the Company covering Indebtedness of the Company or a Subsidiary of the Company and (ii) Interest Rate Protection Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that, in the case of either clause (i) or (ii), the notional principal amount of any such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate;

        (e) Indebtedness of a Wholly-Owned Subsidiary owed to and held by the Company or another Wholly-Owned Subsidiary, in each case which is not subordinated in right of payment to any Indebtedness of such Subsidiary, except that (i) any transfer of such Indebtedness by the Company or a Wholly-Owned Subsidiary (other than to the Company or to a Wholly-Owned Subsidiary) and (ii) the sale, transfer or other disposition by the Company or any Subsidiary of the Company of Capital Stock of a Wholly-Owned Subsidiary which is owed Indebtedness of another Wholly-Owned Subsidiary such that it ceases to be a Wholly-Owned Subsidiary of the Company shall, in each case, be an incurrence of Indebtedness by such Subsidiary subject to the other provisions of this covenant;

        (f) Indebtedness of the Company owed to and held by a Wholly-Owned Subsidiary of the Company which is unsecured and subordinated in right of payment to the payment and performance of the Company's obligations under the Indenture and the Notes except that (i) any transfer of such Indebtedness by a Wholly-Owned Subsidiary of the Company (other than to another Wholly-Owned Subsidiary of the Company) and (ii) the sale, transfer or other disposition by the Company or any Subsidiary of the Company of Capital Stock of a Wholly-Owned Subsidiary which holds Indebtedness of the Company such that it ceases to be a Wholly-Owned Subsidiary shall, in each case, be an incurrence of Indebtedness by the Company, subject to the other provisions of this covenant;

        (g) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

        (h) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of the Company's obtaining knowledge of the incurrence thereof;

        (i) Indebtedness of the Company or any of its Subsidiaries represented by (x) letters of credit for the account of the Company or such Subsidiary, as the case may be, or (y) other obligations to reimburse third parties pursuant to any surety bond or other similar arrangement, which letters of credit or other obligations, as the case may be, are intended to provide security for workers' compensation claims, payment obligations in connection with self-insurance or other similar requirements in the ordinary course of business;

        (j) Indebtedness of the Company in addition to that described in clauses (a) through (i) above, in an aggregate principal amount outstanding at any time not exceeding $15,000,000; and

        (k) (i) Indebtedness of the Company the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of the Company or any of its Subsidiaries and (ii)
    Indebtedness of any Subsidiary of the Company the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of such Subsidiary, in each case other than Indebtedness, if any, refinanced, redeemed or retired with net proceeds from the issuance of the Notes or incurred under clause (c), (d), (e), (f),
    (g), (h), (i) or (j) of this covenant; provided, however, that (x) the principal amount of Indebtedness incurred pursuant to this clause (k) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) shall not exceed the sum of the principal amount of Indebtedness so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Board of Directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith, (y) in the case of Indebtedness incurred by the Company pursuant to this clause (k) to refinance Subordinated Indebtedness, such Indebtedness (A) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes and (B) is subordinated to the Notes in the same manner and to the same extent that the Subordinated Indebtedness being refinanced is subordinated to the Notes and
    (z) in the case of Indebtedness incurred by the Company pursuant to this clause (k) to refinance Pari Passu Indebtedness, such Indebtedness (A) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes and (B) constitutes Pari Passu Indebtedness or Subordinated Indebtedness. (Section 4.08)

    Limitation on Restricted Payments. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

        (a) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any of its Subsidiaries or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any of its Subsidiaries (other than (x) dividends or distributions payable solely in Capital Stock of the Company (other than Redeemable Capital Stock) or in options, warrants or other rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock), (y) the declaration or payment of dividends or other distributions to the extent declared or paid to the Company or any Subsidiary of the Company and (z) the declaration or payment of dividends or other distributions by any Subsidiary of the Company to all holders of Common Stock of such Subsidiary on a pro rata basis),

        (b) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries (other than any such Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company),

        (c) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any Subordinated Indebtedness (other than any such Indebtedness owned by the Company or a Wholly-Owned Subsidiary of the Company), or

        (d) make any Investment (other than any Permitted Investment) in any person

(such payments or Investments described in the preceding clauses (a), (b), (c) and (d) are collectively referred to as ``Restricted Payments''), unless, subject to the last sentence of this paragraph, at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment), (A) no Default or Event of Default shall have occurred and be continuing, (B) immediately prior to and after giving effect to such Restricted Payment, the Company would be able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under ``--Limitation on Indebtedness'' above (assuming a market rate of interest with respect to such additional Indebtedness) and (C) the aggregate amount of all Restricted
Payments declared or made from and after the Issue Date would not exceed the sum of (1) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter of the Company during which the Issue Date occurs and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment, which period shall be treated as a single accounting period (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus 100% of such deficit) plus (2) the aggregate net cash proceeds received by the Company either (x) as capital contributions to the Company after the Issue Date from any person (other than a Subsidiary of the Company) or (y) from the issuance or sale of Capital Stock (excluding Redeemable Capital Stock, but including
Capital Stock issued upon the conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock)) of the Company to any person (other than to a Subsidiary of the Company) after the Issue Date plus (3) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date (excluding any Investment described in clause (iv) of the following paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment plus (4) $20,000,000. For purposes of the preceding clause
(C)(2), the value of the aggregate net proceeds received by the Company upon the issuance of Capital Stock upon the conversion of convertible Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental cash amount received by the Company upon the conversion or exercise thereof. Notwithstanding the foregoing, with respect to any Restricted Payment consisting solely of a dividend on the Company's Common Stock, the Company need not comply with the restrictions contained in the foregoing clause
(B).

    None of the foregoing provisions will prohibit (i) the payment of any dividend within 60 days after the date of its declaration, if at the date of declaration such payment would be permitted by the foregoing paragraph; (ii) so long as no Default or Event of Default shall have occurred and be continuing, the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Subsidiary of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent
(x) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (y) issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (C)(2) of the preceding paragraph; (iii) so long as no Default or Event of Default shall have occurred and be continuing, any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness by exchange for, or out of the net cash proceeds of, a substantially concurrent (x) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (y) issue and sale of (1) Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (C)(2) of the preceding paragraph; or (2) Indebtedness of the Company issued to any person (other than a Subsidiary of the Company), so long as such Indebtedness is Subordinated Indebtedness which (x) has no Stated Maturity earlier than the 91st day after the Final Maturity Date, (y) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Notes and (z) is subordinated to the Notes in the same manner and at least to the same extent as the Subordinated Indebtedness so purchased, exchanged, redeemed, acquired or retired; (iv) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant described under ``--Disposition of Proceeds of Asset Sales'' below; (v) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not exceeding $2,000,000 in any calendar year; and (vi) so long as no Default or Event of Default shall have occurred and be continuing, Investments in joint ventures, partnerships or other persons that are not Wholly-Owned Subsidiaries and that are engaged in a business similar or complementary to the business of the Company on the Issue Date; provided, however, that the aggregate amount of such net Investments outstanding at any such time shall not exceed $8,000,000 and the aggregate amount of any such Investments made during any consecutive twelve month period shall not exceed $4,000,000. In computing the amount of Restricted Payments previously made for purposes of clause (C) of the preceding paragraph, Restricted Payments made under the preceding clauses (i) and (v) shall be included and clauses (ii), (iii), (iv) and (vi) shall not be so included. (Section 4.09)

    Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom unless
(x) in the case of Liens securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (y) in all other cases, the Company or any of its Subsidiaries, as the case may be, secures the Notes on an equal and ratable basis, except for (a) Liens existing as of the Issue Date; (b) Liens securing the Notes; (c) Liens in favor of the Company; (d) Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so refinanced and (e) Permitted Liens. (Section 4.11)

    Change of Control. Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase (a ``Change of Control Offer''), and shall purchase, on a business day (the ``Change of Control Purchase Date'') not more than 60 nor less than 30 days following the occurrence of the Change of Control, all of the then outstanding Notes at a purchase price (the ``Change of Control Purchase Price'') equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company shall be required to purchase all Notes properly tendered into the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date.

    In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the occurrence of the Change of Control, mail to each holder of Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of Notes must follow to accept the Change of Control Offer.

    The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above. (Section 4.12)

    Disposition of Proceeds of Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, make any Asset Sale unless (a) the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) at least 75% of such consideration consists of cash or Cash Equivalents. To the extent the Net Cash Proceeds of any Asset Sale are not required to be applied to repay, and permanently reduce the commitments under, the Credit Agreement (as required by the terms thereof), or are not so applied, the Company or such Subsidiary, as the case may be, may, within 180 days of such Asset Sale, apply such Net Cash Proceeds to an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Subsidiaries existing on the Issue Date or in businesses reasonably related thereto (``Replacement Assets''). Any Net Cash Proceeds from any Asset Sale that are neither used to repay, and permanently reduce the commitments under, the Credit Agreement nor invested in Replacement Assets within the 180 day period described above constitute ``Excess Proceeds'' subject to disposition as provided below.

    When the aggregate amount of Excess Proceeds equals or exceeds $10,000,000, the Company shall make an offer to purchase (an ``Asset Sale Offer''), from all holders of the Notes, not more than 40 Business Days thereafter, an aggregate principal amount of Notes equal to such Excess Proceeds, at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date; provided, however, that the Company may, at the time that it makes any such Asset Sale Offer, also offer to purchase, at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date, any Pari Passu Indebtedness which was outstanding on the Issue Date (a ``Pari Passu Asset Sale Offer.'') and to the extent the Company so elects to make a Pari Passu Asset Sale Offer, Notes and Pari Passu Indebtedness shall be purchased pursuant to such Asset Sale Offer and Pari Passu Asset Sale Offer, respectively, on a pro rata basis based on the aggregate principal amount of such Notes and Pari Passu Indebtedness then outstanding. To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds or, to the extent the Company elects to make a Pari Passu Asset Sale Offer, the Notes' pro rata share of such Excess Proceeds, the Company may use such deficiency for general corporate purposes. To the extent that the aggregate principal amount of Pari Passu Indebtedness tendered pursuant to a Pari Passu Asset Sale Offer is less than such Pari Passu Indebtedness' pro rata share of such Excess Proceeds, the Company shall use such remaining Excess Proceeds to purchase any Notes validly tendered and not withdrawn pursuant to such Asset Sale Offer. If the aggregate principal amount of Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds or, to the extent the Company elects to make a Pari Passu Asset Sale Offer, the Notes' pro rata share of such Excess Proceeds, Notes to be purchased will be selected on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

    The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above. (Section 4.13)

    Limitation on Issuances and Sale of Preferred Stock by Subsidiaries. The Company (a) will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or a Wholly-Owned Subsidiary of the Company) and (b) will not permit any person (other than the Company or a Wholly-Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company; provided, however, that this covenant shall not prohibit the issuance and sale of (x) all, but not less than all, of the issued and outstanding Capital Stock of any Subsidiary of the Company owned by the Company or any of its Subsidiaries in compliance with the other provisions of the Indenture or
(y) directors' qualifying shares or investments by foreign nationals mandated by applicable law. (Section 4.10)

    Limitation on Transactions with Interested Persons. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company or any beneficial owner (determined in accordance with the Indenture) of 5% or more of the Company's outstanding Common Stock (``Interested Persons''), unless (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those which could have been obtained in a comparable transaction at such time from persons who are not Affiliates of the Company or Interested Persons, (b) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $5,000,000, the Company has obtained a written opinion from an Independent Financial Advisor stating that the terms of such transaction or series of transactions are fair to the Company or its Subsidiary, as the case may be, from a financial point of view and (c) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $1,000,000, the Company shall have delivered an officer's certificate to the Trustee certifying that such transaction or series of transactions complies with the preceding clause (a) and, if applicable, certifying that the opinion referred to in the preceding clause (b) has been delivered and that such transaction or series of transactions has been approved by a majority of the Board of Directors of the Company; provided, however, that this covenant will not restrict the Company from (i) paying dividends in respect of its Capital Stock permitted under the covenant described under ``--Limitation on Restricted Payments'' above, (ii) paying reasonable and customary fees to directors of the Company who are not employees of the Company, (iii) making loans or advances to officers, employees or consultants of the Company and its Subsidiaries (including travel and moving expenses) in the ordinary course of business for bona fide business purposes of the Company or such Subsidiary not in excess of $2,000,000 in the aggregate at any one time outstanding or (iv) making loans to Wholly-Owned Subsidiaries in the ordinary course of business and consistent with past business practices and making loans to joint ventures, partnerships or other persons that are not Wholly-Owned Subsidiaries pursuant to and in accordance with the ``Limitation on Restricted Payments'' covenant.
(Section 4.14)

    Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interests or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the company or any other Subsidiary of the Company, (c) make loans or advances to, or any investment in, the Company or any other Subsidiary of the Company, (d) transfer any of its properties or assets to the Company or any other Subsidiary of the Company or (e) guarantee any Indebtedness of the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Subsidiary of the company,
(iii) customary restrictions on transfers of property subject to a Lien permitted under the Indenture which could not materially adversely affect the company's ability to satisfy its obligations under the Indenture and the Notes,
(iv) any agreement or other instrument of a person acquired by the company or any Subsidiary of the Company (or a Subsidiary of such person) in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance of restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the properties or assets of the person so acquired, (v) provisions contained in agreements or instruments relating to

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Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor thereunder unless the transferee shall assume the obligations of the obligor under such agreement or instrument and (vi) encumbrances and restrictions under the Credit Agreement or the Note Agreement between the Company and The Prudential Insurance Company of America (the ``Note Agreement''), each as in effect on the Issue Date, and encumbrances and restrictions in permitted refinancings or replacements thereof which are no less favorable to the holders of the Notes than those contained in the Credit Agreement or the Note Agreement, each as in effect on the Issue Date.
(Section 4.15)

    Limitation on Sale-Leaseback Transactions. The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale-Leaseback Transaction with respect to any property of the Company or any of its Subsidiaries (whether such property is owned on, or acquired or constructed after, the Issue Date) provided that the Company or any of its Subsidiaries may enter a Sale-Leaseback Transaction if (i) the Company could have (A) incurred Indebtedness in an amount equal to the Attributable Value relating to such Sale-Leaseback Transaction pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant entitled ``Limitation on Indebtedness'' and (B) secured a Lien on such Indebtedness pursuant to the covenant entitled ``Limitation on Liens,'' (ii) the value (considering the proceeds therefrom and any other benefits or options granted to the Company in connection therewith) of such Sale-Leaseback Transaction is at least equal to the Fair Market Value of the property that is the subject of such Sale-Leaseback Transaction and
(iii) the Company shall apply or cause to be applied the Net Cash Proceeds of such transaction in compliance with the covenant entitled ``Disposition of Proceeds of Asset Sales.'' (Section 4.16)

    Limitation on Guarantees by Subsidiaries. The Indenture will provide that the Company will not permit any Subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company unless such Subsidiary simultaneously executes and delivers a supplemental indenture providing for the guarantee of payment of the Notes by such Subsidiary on the same terms as such Subsidiary's assumption or guarantee of such Indebtedness.

    Notwithstanding the foregoing, upon any sale or disposition (by merger or otherwise) of any Subsidiary that has guaranteed (a ``Guarantee'') the Indebtedness of the Company hereunder (a ``Guarantor'') by the Company or a Subsidiary of the Company to any person that is not an Affiliate of the Company or any of its Subsidiaries which is otherwise in compliance with the terms of the Indenture, such Guarantor will be deemed to be released from all obligations under its Guarantee; provided, however, that each such Guarantor is sold or disposed of in accordance with the Indenture and the guarantee by such Guarantor of such other Indebtedness of the Company is simultaneously released; and provided, further, that the foregoing proviso shall not apply to the sale or disposition of a Guarantor in a foreclosure to the extent that such proviso will be inconsistent with the requirements of the Uniform Commercial Code. (Section 4.17)

    Reporting Requirements. The Company will file with the Commission the annual reports, quarterly reports and other documents required to be filed with the Commission pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act. The Company will be required to file with the Trustee within 15 days after it files them with the Commission (or if any such filing is not permitted under the Exchange Act, 15 days after the Company would have been required to make such filing) copies of such reports and documents. To the extent the Company is not permitted to file such reports or other documents with the Commission it shall provide or cause the Trustee to provide them to each registered holder of Notes within 15 days after the Company would have been required to file such reports or other documents with the Commission. In addition, the Company shall provide any such report or document to any holder or prospective purchaser of Notes who so requests. (Section 4.07)

MERGER, SALE OF ASSETS, ETC.

    The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and its Subsidiaries, taken as a whole, to any other person or persons, unless at the time of and after giving effect thereto (a) either (i) if the transaction or series of transactions is a merger or consolidation, the

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Company shall be the surviving person of such merger or consolidation, or (ii)
the person formed by such consolidation or into which the Company or such Subsidiary is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the ``Surviving Entity'') shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect; (b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; (c) the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under ``--Certain Covenants --Limitation on Indebtedness'' above (assuming a market rate of interest with respect to such additional Indebtedness); and (d) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions.

    In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease, assignment or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture; provided, however, that solely for purposes of computing amounts described in subclause (C) of the covenant described under ``--Limitation on Restricted Payments'' above, any such successor person shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein. (Section 5.01)

EVENTS OF DEFAULT

    The following will be ``Events of Default'' under the Indenture:

          (i) default in the payment of the principal of or premium, if any, on any of the Notes when the same becomes due and payable (upon Stated Maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise); or

         (ii) default in the payment of an installment of interest on any of the Notes, when the same becomes due and payable, which default continues for a period of 30 days; or

        (iii) failure to perform or observe any other term, covenant or agreement contained in the Notes or the Indenture (other than a default specified in clause (i) or (ii) above) and such default continues for a period of 30 days after written notice of such default requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by holders of 25% in aggregate principal amount of the Notes then outstanding; or

         (iv) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Subsidiary of the Company then has outstanding Indebtedness in excess of $10,000,000, individually or in the aggregate, and either (a) such Indebtedness is

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    already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

          (v) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $10,000,000, either individually or in the aggregate, shall be entered against the Company or any Subsidiary of the Company or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

         (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company shall have occurred. (Section 6.01)

    If an Event of Default (other than as specified in clause (vi) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (vi) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes. (Section 6.03)

    After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived. (Section 6.02)

    The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults. under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any of the Notes, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each of the Notes outstanding. (Section 6.04)

    No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or the Notes or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee, within such 30-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of any of the Notes for the enforcement of the payment of the principal of, premium, if any, or interest on any of such Notes on or after the respective due dates expressed in such Note. (Section 6.06)

    During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of not less than a majority

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in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture. (Sections 6.05, 7.01)

    If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 30 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the Notes. (Section 7.05)

    The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five days of any event which is, or after notice or lapse of time or both would become, an Event of Default.
(Section 4.06)

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes (``defeasance''). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes,
(iii) the rights, powers, trusts, duties and immunities of the Trustee, and
(iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company with respect to certain covenants that are set forth in the Indenture, some of which are described under ``--Certain Covenants'' above (including the covenant described under ``--Certain Covenants--Change of Control'' above) and any subsequent failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes (``covenant defeasance'').

    In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity (except lost; stolen or destroyed Notes which have been replaced or paid); (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with. (Section 8.02)

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes

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which have been replaced or repaid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed Notes which have been replaced or paid) have been called for redemption pursuant to the terms of the Notes or have otherwise become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; (iii) there exists no Default or Event of Default under the Indenture; and (iv) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

    From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939 or making any other change that does not adversely affect the rights of any holder of Notes; provided, however, that the Company has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any holder of Notes. Other amendments and modifications of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes, (ii) change the currency in which any Notes or any premium or the interest thereon is payable or make the principal of, premium, if any, or interest on any Note payable in money other than that stated in the Note, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes, (vi) amend, change or modify the obligations of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate the offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto, (vii) reduce or change the rate or time for payment of interest on the Notes, (viii) modify or change any provision of the Indenture to affect the ranking of the Notes in a manner adverse to the holders of the Notes or (ix) release any Guarantor from any of its obligations under its Guarantee other than in compliance with the Indenture. (Sections 9.01, 9.02)

THE TRUSTEE

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 7.01)

    The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in such Act) it must eliminate such conflict or resign. (Sections 7.03, 7.12)

GOVERNING LAW

    The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law. (Section 10.07)

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CERTAIN DEFINITIONS (SECTION 1.01)

    ``Acquired Indebtedness'' means Indebtedness of a person (a) assumed in connection with an Asset Acquisition from such person or (b) existing at the time such person becomes a Subsidiary of any other person.

    ``Affiliate'' means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

    ``Asset Acquisition'' means (a) an Investment by the Company or any Subsidiary of the Company in any other person pursuant to which such person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company, (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such person or (c) the acquisition by the Company or any Subsidiary of the Company of any division or line of business of any person (other than a Subsidiary of the Company).

    ``Asset Sale'' means any direct or indirect sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly-Owned Subsidiary of the Company, in one or a series of related transactions, of (a) any Capital Stock of any Subsidiary of the Company (other than in respect of director's qualifying shares or investments by foreign nationals mandated by applicable law); (b) all or substantially all of the properties and assets of any division or line of business of the Company or any Subsidiary of the Company; or (c) any other properties or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business and consistent with past business practices. For the purposes of this definition, the term ``Asset Sale'' shall not include (i) any sale, transfer or other disposition of equipment, tools or other assets (including Capital Stock of any Subsidiary of the Company) by the Company or any of its Subsidiaries in one or a series of related transactions in respect of which the Company or such Subsidiary receives cash or property with an aggregate Fair Market Value of $5,000,000 or less; and (ii) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions described under ``--Merger, Sale of Assets, Etc.'' above.

    ``Attributable Value'' means, as to any particular lease under which any person is at the time liable other than a Capitalized Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the initial term thereof as determined in accordance with GAAP, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capitalized Lease Obligation with a like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. ``Attributable Value'' means, as to a Capitalized Lease Obligation under which any person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such person in accordance with GAAP.

    ``Average Life to Stated Maturity'' means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years (or any fraction thereof) from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

    ``Capital Stock'' means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    ``Capitalized Lease Obligation'' means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

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    ``Cash Equivalents'' means, at any time, (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit, acceptances or time deposits with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) certificates of deposit or time deposits with a maturity of 180 days or less of any financial institution that is not organized under the laws of the United States, any state thereof or the District of Columbia that are rated at least A-1 by S&P or at least P-1 by Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions With Securities Dealers, and Others, as adopted by the Comptroller of the Currency on October 31, 1985 and
(v) commercial paper with a maturity of 180 days or less that is rated at least A-1 by S&P or at least P-1 by Moody's.

    ``Change of Control'' means the occurrence of any of the following events:
(a) any ``person'' or ``group'' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the ``beneficial owner'' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have ``beneficial ownership'' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 35% of the total Voting Stock of the Company; (b) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could then be paid by the Company as a Restricted Payment under the Indenture, or a combination thereof, and (ii) immediately after such transaction no ``person'' or ``group'' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is the ``beneficial owner'' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have ``beneficial ownership'' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 35% of the total Voting Stock of the surviving or transferee corporation; (c) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (d) the Company is liquidated or dissolved or adopts a plan of liquidation.

    ``Common Stock'' means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

    ``Consolidated Cash Flow Available for Fixed Charges'' means, with respect to any person for any period, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (a) Consolidated Net Income, (b) Consolidated Non-cash Charges, (c) Consolidated Interest Expense, and (d) Consolidated Income Tax Expense less (B) any non-cash items increasing Consolidated Net Income for such period.

    ``Consolidated Fixed Charge Coverage Ratio'' means, with respect to any person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such person for the four full fiscal quarters immediately preceding the date of the transaction (the ``Transaction Date'') giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the ``Four Quarter Period'') to the aggregate amount of Consolidated Fixed Charges of such person for the Four Quarter

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Period. In addition to and without limitation of the foregoing, for purposes of this definition, ``Consolidated Cash Flow Available for Fixed Charges'' and ``Consolidated Fixed Charges'' shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication, (a) the incurrence of any Indebtedness of such person or any of its Subsidiaries (and the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the ``Reference Period''), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation (and the application of the net proceeds thereof), as if such incurrence (and application) occurred on the first day of the Reference Period, and (b) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such person or one of its Subsidiaries (including any person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period. Furthermore, in calculating ``Consolidated Fixed Charges'' for purposes of determining the denominator (but not the numerator) of this ``Consolidated Fixed Charge Coverage Ratio'' (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period. If such person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such person or such Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

    ``Consolidated Fixed Charges'' means, with respect to any person for any period, the sum of, without duplication, the amounts for such period of (i) Consolidated Interest Expense and (ii) the product of (a) the aggregate amount of dividends and other distributions paid or accrued during such period in respect of Preferred Stock and Redeemable Capital Stock of such person and its Subsidiaries on a consolidated basis and (b) a fraction, the numerator which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such person.

    ``Consolidated Income Tax Expense'' means, with respect to any person for any period, the provision for federal, state, local and foreign income taxes of such person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

    ``Consolidated Interest Expense'' means, with respect to any person for any period, without duplication, the sum of (i) the interest expense of such person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations, (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all accrued interest and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

    ``Consolidated Net Income'' means, with respect to any person, for any period, the consolidated net income (or loss) of such person and its Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication, (i) all extraordinary gains or losses, (ii) the portion of net income (but not losses) of such person and its Subsidiaries allocable to minority interests in unconsolidated persons to the extent that cash dividends or distributions have not actually been received by such person or one of its Subsidiaries, (iii) net income (or loss) of any person combined with such person or one of its Subsidiaries on a ``pooling of interests'' basis attributable to any period prior to the date of combination, (iv) any gain or loss realized upon the termination of any employee pension benefit plan, on an after-tax basis, (v) gains or losses in respect of any Asset Sales by such person or one of its Subsidiaries and (vi) the net income of any Subsidiary of such person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders.

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    ``Consolidated Net Tangible Assets'' means the book value of the assets of the Company and its Subsidiaries (other than patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, permits, goodwill and other intangible assets classified as such in accordance with GAAP) after all applicable deductions in accordance with GAAP (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization) less all liabilities of the Company and its Subsidiaries determined in accordance with GAAP.

    ``Consolidated Net Worth'' means, with respect to any person at any date, the consolidated stockholders' equity of such person less the amount of such stockholders' equity attributable to Redeemable Capital Stock of such person and its Subsidiaries, as determined in accordance with GAAP.

    ``Consolidated Non-cash Charges'' means, with respect to any person for any period, the aggregate depreciation, amortization and other non-cash expenses of such person and its Subsidiaries reducing Consolidated Net Income of such person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which required an accrual of or a reserve for cash charges for any future period).

    ``Credit Agreement'' means one or more credit agreements as any such credit agreement may be amended, supplemented or otherwise modified from time to time, including all exhibits and schedules thereto.

    ``Currency Agreement'' means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

    ``Default'' means any event that is, or after notice or passage of time or both would be, an Event of Default.

    ``Event of Default'' has the meaning set forth under ``Events of Default'' herein.

    ``Exchange Act'' means the Securities Exchange Act of 1934, as amended.

    ``Fair Market Value'' means, with respect to any assets, the price, as determined by the Board of Directors of the Company, acting in good faith which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that, with respect to any transaction which involves an asset or assets in excess of $5,000,000, such determination shall be evidenced by resolutions of the Board of Directors of the Company delivered to the Trustee.

    ``Final Maturity Date'' shall be the date fixed in the Indenture for the final payment of principal on the Notes.

    ``GAAP'' means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable from time to time and are consistently applied.

    ``Guarantee'' means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

    ``Indebtedness'' means, with respect to any person, without duplication,
(a) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker's acceptance or other similar credit transaction, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business and which are not overdue by more than 90 days, any trade letters of credit incurred in the ordinary course of business provided that the reimbursement obligations with respect thereto are extinguished within 30 days of the incurrence thereof and any obligation to pay for utilities incurred in the ordinary course of business, (b) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by

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
such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations and Operating Lease Obligations of such person, (e) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees of Indebtedness referred to in this definition by such person, (g) all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (h) all obligations under or in respect of Currency Agreements and Interest Rate Protection Obligations of such person,
(i) any Preferred Stock of any Subsidiary of such person valued at the sum of (without duplication) (A) the liquidation preference thereof, (B) any mandatory redemption payment obligations in respect thereof and (C) accrued dividends thereon, and (j) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (i) above. For purposes hereof, the ``maximum fixed repurchase price'' of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

    ``Independent Financial Advisor'' means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

    ``Interest Rate Protection Agreement'' means any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    ``Interest Rate Protection Obligations'' means the obligations of any person pursuant to an Interest Rate Protection Agreement.

    ``Investment'' means, with respect to any person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others and including, without limitation, a guarantee), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other person. In addition, the Fair Market Value of the assets of any Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary shall be deemed to be an Investment made by the Company in such Unrestricted Subsidiary at such time. ``Investments'' shall exclude extensions of trade credit by the Company and its Subsidiaries in the ordinary course of business in accordance with normal trade practices of the Company or such Subsidiary, as the case may be.

    ``Issue Date'' means the original issue date of the Notes.

    ``Lien'' means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

    ``Maturity Date'' means, with respect to any Note, the date on which any principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call or redemption or purchase or otherwise.

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    ``Moody's'' means Moody's Investors Service, Inc. and its successors.

    ``Net Cash Proceeds'' means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) net of (i) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (ii) amounts required to be paid to any person (other than the Company or any Subsidiary of the Company) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee.

    ``Operating Lease Obligation'' means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is not required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the Attributable Value with respect to such lease at such date.

    ``Pari Passu Indebtedness'' means Indebtedness of the Company which ranks pari passu in right of payment with the Notes.

    ``Permitted Investments'' means any of the following: (i) Investments in any Wholly-Owned Subsidiary of the Company (including any person that pursuant to such Investment becomes a Wholly-Owned Subsidiary of the Company) and any person that is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or any Wholly-Owned Subsidiary of the Company at the time such Investment is made; (ii) Investments in Cash Equivalents; (iii) Investments in deposits with respect to leases or utilities provided to third parties in the ordinary course of business; (iv) Investments in the Notes; (v) Investments in Currency Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in foreign exchange rates; (vi) loans or advances to officers, employees or consultants of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes of the Company and its Subsidiaries (including travel and moving expenses) not in excess of $2,000,000 in the aggregate at any one time outstanding; (vii) Investments in evidences of Indebtedness, securities or other property received from another person by the Company or any of its Subsidiaries in connection with any bankruptcy proceeding or by reason of a composition or readjustment of debt or a reorganization of such person or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such person held by the Company or any of its Subsidiaries, or for other liabilities or obligations of such other person to the Company or any of its Subsidiaries that were created, in accordance with the terms of the Indenture;
(viii) Investments in Interest Rate Protection Agreements on commercially reasonably terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in interest rates and (ix) loans or advances made to customers in the ordinary course of business; provided, however, that the net proceeds of such loans or advances are used to purchase footwear products from the Company and the aggregate principal amount of such loans and advances outstanding at any time shall not exceed $8,000,000.

    ``Permitted Liens'' means the following types of Liens:

        (a) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or any of its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

        (b) statutory or other similar Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law and incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

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        (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, governmental contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

        (d) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

        (e) Easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

        (f) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

        (g) purchase money Liens to finance the acquisition or construction of property or assets of the Company or any Subsidiary of the Company acquired or constructed in the ordinary course of business; provided, however, that
    (i) the related purchase money Indebtedness shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired or constructed and (ii) the Lien securing such Indebtedness either (x) exists at the time of such acquisition or construction or (y) shall be created within 90 days of such acquisition or construction;

        (h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

        (i) Liens on inventory securing the Company's reimbursement obligations under a trade letter of credit entered into to finance the purchase of such inventory; provided, however, that such Liens are released no later than fifteen days after the draw down on such trade letter of credit used to finance the purchase of such inventory; and

        (j) Liens on tangible assets securing Indebtedness representing the Attributable Value of a Sale-Leaseback Transaction provided that the aggregate fair market value (valued in good faith by the Board of Directors of the Company) of such tangible assets subject to such Liens shall not exceed on the date of creation of any such Lien 5% of the Consolidated Net Tangible Assets of the Company.

    ``Person'' means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    ``Preferred Stock'' means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such person.

    ``Redeemable Capital Stock'' means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity date, or is convertible into or exchangeable for Notes at any time prior to any such Stated Maturity.

    ``Sale-Leaseback Transaction'' of any person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such person of any property or asset of such person which has been or is being sold or transferred by such person after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

    ``Significant Subsidiary'' shall have the same meaning as in Rule 1.02(v) of Regulation S-X under the Securities Act.

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    ``S & P'' means Standard & Poor's Corporation, and its successors.

    ``Stated Maturity'' means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

    ``Subordinated Indebtedness'' means Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

    ``Subsidiary'' means, with respect to any person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries thereof and (ii) any other person (other than a corporation), including, without limitation, a joint venture, in which such person, one or more Subsidiaries thereof or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company under the Indenture, other than for purposes of the definition of an Unrestricted Subsidiary, unless the Company shall have designated an Unrestricted Subsidiary as a ``Subsidiary'' by written notice to the Trustee under the Indenture, accompanied by an Officers' Certificate as to compliance with the Indenture; provided, however, that the Company shall not be permitted to designate any Unrestricted Subsidiary as a Subsidiary unless, after giving pro forma effect to such designation, (i) the Company would be permitted to incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under ``--Limitation on Indebtedness'' above (assuming a market rate of interest with respect to such Indebtedness) and (ii) all Indebtedness and Liens of such Unrestricted Subsidiary would be permitted to be incurred by a Subsidiary of the Company under the Indenture. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

    ``Unrestricted Subsidiary'' means a Subsidiary of the Company other than a Guarantor (i) none of whose properties or assets were owned by the Company or any of its Subsidiaries prior to the Issue Date, other than any such assets as are transferred to such Unrestricted Subsidiary in accordance with the covenant described under ``--Limitation on Restricted Payments", (ii) whose properties and assets, to the extent that they secure Indebtedness, secure only Non-Recourse Indebtedness and (iii) which has no Indebtedness other than Non-Recourse Indebtedness. As used above, ``Non-Recourse Indebtedness'' means Indebtedness as to which (i) neither the Company nor any of its Subsidiaries (other than the relevant Unrestricted Subsidiary or another Unrestricted Subsidiary) (1) provides credit support (including any undertaking, agreement, or instrument which would constitute Indebtedness), (2) guarantees or is otherwise directly or indirectly liable or (3) constitutes the lender (in each case, other than pursuant to and in compliance with the covenant described under ``--Limitation on Restricted Payments'') and (ii) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Unrestricted Subsidiaries) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

    ``Voting Stock'' means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

    ``Wholly-Owned Subsidiary'' means any Subsidiary of the Company of which 100% of the outstanding Capital Stock is owned by the Company, one or more Wholly-Owned Subsidiaries of the Company or by the Company and one or more Wholly-Owned Subsidiaries of the Company. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following descriptions are summaries of the Company's material debt agreements, and all such descriptions are qualified by reference to the complete copies of such agreements which are incorporated by reference into this Prospectus. Capitalized terms not defined herein shall have the meanings set forth in the applicable debt agreement.

THE BANK CREDIT AGREEMENT

    On December 22, 1993, the Company entered into a credit agreement with The First National Bank of Chicago, as Agent for certain Lenders and The Boatmen's National Bank of St. Louis and Citibank, N.A., as Co-Agents of such Lenders (as amended to date, the ``Bank Credit Agreement'').

    The Bank Credit Agreement provided the Company an unsecured $200 million revolving line of credit with a termination date of December 31, 1999, which the Company elected to reduce to $150 million effective October 16, 1996 as a result of the sale of the Private Notes. The Company's availability under the Bank Credit Agreement is not subject to a borrowing base. Interest on borrowings under the Bank Credit Agreement is at varying rates based on one of the following: a Eurodollar Rate with a margin of up to 1.25% over the Eurodollar Base Rate, a Competitive Bid Loan rate offered by any Lender, the Corporate Base Rate of The First National Bank of Chicago or the Federal Funds rate plus 0.50%. The Company may elect which rate shall apply to a borrowing. The Company must pay administration fees to the Agent, a commitment fee of up to 0.25% on the unused portion of the Bank Credit Agreement, and certain other fees as described in the Bank Credit Agreement.

    The Bank Credit Agreement contains covenants that, among other things, place restrictions on the Company's ability to (i) incur subsidiary debt, (ii) merge or consolidate with another entity, (iii) engage in certain sales of assets, (iv) engage in certain sales of account, (v) make certain investments,
(vi) enter into guarantees or incur other contingent obligations, (vii) incur liens on its property, (viii) become obligated under letters of credit and (ix) engage in certain transactions with its affiliates. In addition, the Bank Credit Agreement contains the following financial covenants: (a) maximum Ratio of Long Term Debt to Consolidated Capitalization, (b) minimum Consolidated Tangible Net Worth and (c) minimum Fixed Charge Coverage.

    The Bank Credit Agreement contains events of default, including, without limitation, (i) failure to pay principal or interest when due, (ii) material inaccuracy of any representation or warranty, (iii) breach of covenants, (iv) a cross default to indebtedness of $10 million or more, (v) certain events of bankruptcy or insolvency, (vi) loss or seizure of a material part of its assets, (vii) any judgment in excess of $5 million if not paid, bonded, stayed or discharged within 30 days after entry thereof, (viii) certain ERISA related events, (ix) certain events or proceedings related to hazardous waste, (x) a Change in Control and (xi) default under a Rate Hedging Obligation.

    The Bank Credit Agreement ranks pari passu in right of payment with the Senior Notes, the Sinking Fund Debentures and the Medium-Term Notes discussed below. As of August 3, 1996, $121.0 million principal indebtedness was outstanding under the Bank Credit Agreement, and after application of the net proceeds of the sale of Private Notes and the repurchase of $5 million of its 7 1/8% Medium-Term Notes, $29.0 million would have been outstanding under the Bank Credit Agreement.

SENIOR NOTES

    On January 28, 1993, the Company entered into an agreement (the ``Note Agreement'') with the Prudential Insurance Company of America (``Prudential'') pursuant to which Prudential purchased the Company's 6.47% unsecured senior notes due February 8, 1996 in the original principal amount of $50 million (the ``Senior Notes''). On October 24, 1995, the Company refinanced the Senior Notes with $50 million of 7.36% unsecured Senior Notes due October 15, 2003. The Senior Notes, as amended, require annual principal payments of $10 million beginning in 1999. The Senior Notes may be prepaid, but such prepayment is subject to payment of a Yield-Maintenance Amount to the then noteholder.

    The Senior Notes rank pari passu in right of payment with the Bank Credit Agreement, the Sinking Fund Debentures and the Medium-Term Notes discussed below. Under certain circumstances described in the Note Agreement, if the Company incurs indebtedness secured by assets of the Company or its subsidiaries, it must cause the Senior Notes to be secured equally and ratably with such other secured debt.

    The Note Agreement contains covenants that, among other things, place restrictions on the Company's ability to (i) incur liens on its property, (ii) enter into guarantees or incur other contingent liabilities, (iii) make certain investments, loans or advances, (iv) issue or sell stock or debt, (v) merge or consolidate with another entity, and (vi) sell a material part of its assets. In addition, the Note Agreement contains the following financial covenants: (a) maximum ratio of Long Term Debt to Consolidated Capitalization, (b) minimum Fixed Charge Coverage, (c) minimum Working Capital and (d) minimum Tangible Net Worth. Furthermore, the Company is prohibited from incurring indebtedness in excess of $5 million under an agreement that contains financial covenants more restrictive than those in the Note Agreement, unless the Company first offers to amend the financial covenants in the Note Agreement to make them at least as restrictive as those under the other agreement.

    The Note Agreement contains events of default, including, without limitation, (i) failure to pay any principal, interest or Yield-Maintenance Amount when due, (ii) a cross default to indebtedness of $10 million or more,
(iii) material inaccuracy of any representation or warranty, (iv) breach of covenants, (v) certain events of bankruptcy or insolvency, (vi) final judgments in excess of $10 million in the aggregate are not stayed or discharged within 60 days after entry thereof, and (vii) certain ERISA related events.

SINKING FUND DEBENTURES

    Under an Indenture dated as of January 15, 1973 (the ``Sinking Fund Indenture''), the Company issued 7 3/8% unsecured sinking fund debentures in the aggregate principal amount of $40 million (the ``Sinking Fund Debentures''). Annual Sinking Fund payments of $2 million, which began on January 15, 1979, are applied to the annual redemption of at least $2 million, but not more than $4 million, principal amount of the Sinking Fund Debentures, plus interest. The Sinking Fund Debentures are also subject to redemption in whole or in part at any time, at a price of 100% of the principal amount, plus interest accrued to the date fixed for redemption. As of August 3, 1996, the total principal amount of the Sinking Fund Debentures outstanding was $4 million. Of the $4 million of principal outstanding, $2 million is a short-term obligation of the Company and $2 million is a long-term obligation of the Company.

    Pursuant to the Sinking Fund Indenture, if the Company incurs indebtedness secured by certain assets of the Company or a Domestic Subsidiary, the Company must cause the Sinking Fund Debentures to be secured equally and ratably with (or prior to) such indebtedness by such assets.

    The Sinking Fund Indenture contains covenants, including, without limitation, restrictions on the Company's ability to (i) incur liens on its property and (ii) engage in sale and leaseback transactions. The Sinking Fund Indenture also contains events of default, including, without limitation, (a) failure to pay principal, interest or a Sinking Fund payment when due, (b) breach of covenants, (c) a cross default to other indebtedness of the Company without a threshold dollar amount and (d) certain events of bankruptcy and insolvency. The Sinking Fund Debentures rank pari passu in right of payment with the Bank Credit Agreement, the Senior Notes and the Medium-Term Notes discussed below.

MEDIUM-TERM NOTES

    Pursuant to an Indenture dated as of April 2, 1986, as supplemented by a First Supplemental Indenture dated as of April 25, 1988, between the Company and Citibank, N.A., as Trustee (collectively, the ``MTN Indenture''), the Company is authorized to offer from time to time an unlimited amount of its Medium-Term Notes (the ``Medium-Term Notes''). The Company may set the terms of the Medium-Term Notes at the time of issuance, including, without limitation, terms with respect to (i) any limit on the aggregate principal amount of the Medium-Term Notes to be issued, (ii) the date or dates principal will be payable, (iii) the rate of interest to be paid and the interest payment dates,
(iv) redemption and sinking fund provisions, and (v) any other terms.

    The Medium-Term notes rank pari passu in right of payment with the Bank Credit Agreement, the Sinking Fund Debentures and the Senior Notes. Pursuant to the MTN Indenture, if the Company incurs indebtedness secured by certain assets of the Company or a Domestic Subsidiary, the Company must cause the Medium-Term Notes to be secured equally and ratably with (or prior to) such indebtedness by such assets.

    The MTN Indenture also contains covenants, including, without limitation, restrictions on the Company's ability to (i) incur liens on its property and
(ii) engage in sale and leaseback transactions. The MTN Indenture also contains events of default, including, without limitation, (a) failure to pay principal, interest or a Sinking Fund payment when due, (b) breach of covenants, (c) a cross default to other indebtedness of the Company in an aggregate amount exceeding $5 million, (d) certain events of bankruptcy and insolvency and (e) any other event of default in connection with any particular series of Medium-Term Notes.

    The Company has filed a registration statement with the Commission under which the Company may issue from time to time its Medium-Term Notes due from nine months to thirty years from the date of issue at an aggregate initial public offering price not to exceed $100 million. As of August 3, 1996, the Company has issued an aggregate principal amount of $70 million of its Medium-Term Notes pursuant to the MTN Indenture. Of the Medium-Term Notes issued, $20 million of the Medium-Term Notes have matured and been paid. In April 1996, the Company repurchased Medium-Term Notes with a face value of $1.45 million and in October 1996, the Company repurchased Medium-Term Notes with a face value of $5.0 million. The following table reflects the principal amount, the interest rate per annum and the maturity date of the Medium-Term Notes outstanding that have not yet matured:

                        PRINCIPAL
                         AMOUNT         INTEREST RATE PER ANNUM     YEAR OF MATURITY
                        ---------       -----------------------     ----------------
                     $15 million              8.45%-8.60%                 1999
                     $18.54 million           7.07%-8.83%                 2002
                     $10 million                   7.125%                 2003

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following summary describes certain United States federal income tax consequences associated with the exchange of the Private Notes for Exchange Notes and with the ownership of Notes as of the date hereof. Except where noted, it deals only with Notes held as capital assets by United States Holders and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding Notes as part of a hedging or conversion transaction or a straddle or United States Holders whose ``functional currency'' is not the U.S. dollar. Furthermore, the discussion below is based on the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date hereof and such authorities may be repealed, revoked, or modified so as to result in federal income tax consequences different from those discussed below. The discussion below is also based on there not being original issue discount with respect to the original issuance of the Notes. PERSONS CONSIDERING THE EXCHANGE OF PRIVATE NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

THE EXCHANGE

    The exchange of Private Notes for Exchange Notes should not be treated as a taxable transaction for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Private Notes. Rather, the Exchange Notes received by a holder of Private Notes should be treated as a continuation of the Private Notes in the hands of such holder. As a result, there should be no material federal income tax consequences to holders exchanging Private Notes for Exchange Notes.

PAYMENTS OF INTEREST

    Interest on a Note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. As used herein, a ``United States Holder'' of a Note means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

MARKET DISCOUNT

    If a United States Holder purchases a Note for an amount that is less than its principal amount (generally other than at its original issue), the amount of the difference will be treated as ``market discount'' for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the accrued market discount which has not previously been included in income at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense of any indebtedness incurred or continued to purchase or carry such Note.

    Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue the market discount on a constant interest method. A United States Holder of a Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method) in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

AMORTIZABLE PREMIUM

    A United States Holder who purchases a Note for an amount in excess of its stated redemption price at maturity will be considered to have purchased the Note at a ``premium.'' A United States Holder generally may elect to amortize the premium on the constant yield to maturity method. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the Note. The premium on a Note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition or retirement of the Note. The election to amortize the premium on a constant yield to maturity method once made applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

SALE, EXCHANGE AND RETIREMENT OF NOTES

    A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost thereof, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Note other than qualified stated interest. Upon the sale, exchange or retirement of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Note. Except with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or retirement the Note has been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Notes and to the proceeds of sale of a Note made to United States Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder's federal income tax liability.

                             PLAN OF DISTRIBUTION

    This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities. Each broker-dealer that receives Exchange Notes for its own account in exchange for such Private Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed that for a period of up to 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this Prospectus in the Letter of Transmittal for use in connection with any such resale.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or through the writing of options on the Exchange Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an ``underwriter'' within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ``underwriter'' within the meaning of the Securities Act.

    The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders of Private Notes (including any broker-dealers), and certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Exchange Notes will be passed upon for the Company by Bryan Cave LLP, St. Louis, Missouri.

                                    EXPERTS

    The Consolidated Financial Statements of the Company and its subsidiaries as of February 3, 1996 and January 28, 1995 and for each of the three years in the period ended February 3, 1996, appearing in and incorporated by reference (including the Financial Statement Schedule) in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Annual Financial Statements

    Report of Independent Auditors...................................................  F-2

    Consolidated Balance Sheets as of February 3, 1996 and January 28, 1995..........  F-3

    Consolidated Earnings for the years ended February 3, 1996, January 28, 1995 and
      January 29, 1994...............................................................  F-4

    Consolidated Cash Flows for the years ended February 3, 1996, January 28, 1995 and January 29, 1994............................................................  F-5

    Consolidated Shareholders' Equity for the years ended February 3, 1996, January
     28, 1995 and January 29, 1994...................................................  F-6

    Notes to Consolidated Financial Statements.......................................  F-7

Interim Financial Statements (unaudited)

    Condensed Consolidated Balance Sheets as of August 3, 1996 and July 29, 1995
     (unaudited) and February 3, 1996................................................  F-22

    Condensed Consolidated Statements of Earnings for the three months ended August
     3, 1996 and July 29, 1995 and the six months ended August 3, 1996 and July 29,
     1995 (unaudited)................................................................  F-23

    Condensed Consolidated Statements of Cash Flows for the six months ended August
     3, 1996 and July 29, 1995 (unaudited)...........................................  F-24

    Notes to Condensed Consolidated Financial Statements.............................  F-25

                REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Brown Group, Inc.

    We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of February 3, 1996 and January 28, 1995, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at February 3, 1996 and January 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 8 to the consolidated financial statements, in 1995 the company changed its method of accounting for the impairment of long-lived assets and in 1993, as discussed in Note 4, changed its method of accounting for postemployment benefits.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

St. Louis, Missouri
March 6, 1996

                                                         BROWN GROUP, INC.

                                                    CONSOLIDATED BALANCE SHEETS
                                                                                              FEBRUARY 3, 1996     JANUARY 28, 1995
                                                                                              ----------------     ----------------
                                                                                              (THOUSANDS, EXCEPT NUMBER OF SHARES)
ASSETS
Current Assets
    Cash and cash equivalents.............................................................        $ 35,058             $ 18,922
    Receivables, net of allowance of $11,267 in 1995 and $11,664 in 1994..................          86,417               98,079
    Inventories, net of adjustment to last-in, first-out cost of $27,672 in 1995 and
     $37,286 in 1994......................................................................         342,282              322,029
    Deferred income taxes.................................................................          26,734               23,350
    Prepaid expenses and other current assets.............................................          14,847               16,580
                                                                                                  --------             --------
        Total Current Assets..............................................................         505,338              478,960
Other Assets
    Prepaid pension costs.................................................................          33,077               34,793
    Other assets..........................................................................          34,921               29,858
    Property and equipment, net...........................................................          87,720               92,904
                                                                                                  --------             --------
                                                                                                  $661,056             $636,515
                                                                                                  ========             ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Notes payable.........................................................................        $112,000             $ 41,085
    Trade accounts payable................................................................         106,113               85,045
    Employee compensation and benefits....................................................          28,448               37,394
    Other accrued expenses................................................................          43,043               54,837
    Income taxes..........................................................................           4,335                 (642)
    Current maturities of long-term debt..................................................           2,000                2,063
                                                                                                  --------             --------
        Total Current Liabilities.........................................................         295,939              219,782
Other Liabilities
    Long-term debt, including capitalized lease obligations...............................         105,470              133,213
    Deferred income taxes.................................................................          10,806               12,734
    Other liabilities.....................................................................          17,205               21,059
                                                                                                  --------             --------
        Total Other Liabilities...........................................................         133,481              167,006
SHAREHOLDERS' EQUITY
    Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding..              --                   --
    Common stock, $3.75 par value, 100,000,000 shares authorized; 17,930,977 and
     17,969,892 shares outstanding........................................................          67,242               67,388
    Additional capital....................................................................          46,015               46,957
    Cumulative translation adjustment.....................................................          (4,913)              (5,556)
    Unamortized value of restricted stock.................................................          (7,822)             (10,878)
    Retained earnings.....................................................................         131,114              151,816
                                                                                                  --------             --------
        Total Shareholders' Equity........................................................         231,636              249,727
                                                                                                  --------             --------
                                                                                                  $661,056             $636,515
                                                                                                  ========             ========

                See notes to consolidated financial statements.

                                                         BROWN GROUP, INC.

                                                       CONSOLIDATED EARNINGS
                                                                                            1995           1994           1993
                                                                                            ----           ----           ----
                                                                                              (THOUSANDS, EXCEPT PER SHARE)
Net Sales............................................................................    $1,455,896     $1,461,637     $1,361,039
Cost of goods sold...................................................................       948,925        949,374        915,443
                                                                                         ----------     ----------     ----------
Gross profit.........................................................................       506,971        512,263        445,596
                                                                                         ----------     ----------     ----------
Selling and administrative expenses..................................................       494,098        448,827        422,248
Interest expense.....................................................................        15,969         15,785         17,334
Other expense (income)--net..........................................................         1,630        (12,320)        21,191
                                                                                         ----------     ----------     ----------
Earnings (Loss) From Continuing Operations Before Income Taxes and Cumulative Effect
  of Accounting Change...............................................................        (4,726)        59,971        (15,177)
Income tax (provision) benefit.......................................................         5,423        (26,405)         5,881
                                                                                         ----------     ----------     ----------
Earnings (Loss) From Continuing Operations Before Cumulative
  Effect of Accounting Change........................................................           697         33,566         (9,296)
Cumulative effect of change in accounting for postemployment
  benefits...........................................................................            --             --         (2,214)
Discontinued operations:
    Earnings from operations, net of taxes...........................................            --          1,282          4,298
    (Provision) credit for disposal, net of taxes....................................         2,600          4,550        (24,400)
                                                                                         ----------     ----------     ----------
Net Earnings (Loss)..................................................................    $    3,297     $   39,398     $  (31,612)
                                                                                         ==========     ==========     ==========
Earnings (Loss) Per Common Share:
Continuing operations before cumulative effect of accounting change..................    $      .04     $     1.91     $     (.54)
Cumulative effect of change in accounting for postemployment
  benefits...........................................................................            --             --           (.13)
Discontinued operations:
    Earnings from operations.........................................................            --            .07            .25
    (Provision) credit for disposal..................................................           .15            .26          (1.41)
                                                                                         ----------     ----------     ----------
Net Earnings (Loss)..................................................................    $      .19     $     2.24     $    (1.83)
                                                                                         ==========     ==========     ==========


                See notes to consolidated financial statements.

                                                         BROWN GROUP, INC.

                                                      CONSOLIDATED CASH FLOWS
                                                                                                1995         1994          1993
                                                                                                ----         ----          ----
                                                                                                          (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings (loss)...................................................................    $  3,297     $  39,398      $(31,612)
    Adjustments to reconcile net earnings (loss) to net cash provided (used) by continuing operating activities:
        Cumulative effect of change in accounting for postemployment benefits.............          --            --         2,214
        Discontinued operations...........................................................      (2,600)       (5,832)       20,102
        Depreciation and amortization.....................................................      23,827        22,095        19,852
        Loss on disposal or impairment of facilities and equipment........................       6,477           103        12,236
        Provision for losses on accounts receivable.......................................       5,101         6,442         5,043
        Changes in operating assets and liabilities:
            Receivables...................................................................       6,561         5,304          (826)
            Inventories...................................................................     (20,253)      (35,037)      (33,406)
            Prepaid expenses and other current assets.....................................      (3,051)       26,212       (30,880)
            Trade accounts payable and accrued expenses...................................       2,672        (7,972)       27,082
            Income taxes..................................................................       4,977        (4,430)       (1,285)
            Other, net....................................................................      (8,548)       (6,577)       (1,397)
                                                                                              --------     ---------      --------
    Net Cash Provided (Used) by Operating Activities of:
    Continuing operations.................................................................      18,460        39,706       (12,877)
    Discontinued operations...............................................................      (2,755)        8,677           180
                                                                                              --------     ---------      --------
    Net Cash Provided (Used) by Operating Activities......................................      15,705        48,383       (12,697)
                                                                                              --------     ---------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures..................................................................     (26,939)      (32,531)      (27,207)
    Proceeds from sales of fixed assets...................................................       5,408         4,226         1,407
    Proceeds from sales of assets of discontinued operations..............................       2,444       118,532            --
                                                                                              --------     ---------      --------
    Net Cash Provided (Used) by Investing Activities......................................     (19,087)       90,227       (25,800)
                                                                                              --------     ---------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase (decrease) in short-term notes payable.......................................      45,915      (105,005)      134,445
    Principal payments of long-term debt and capitalized leases...........................      (2,812)       (7,764)      (97,102)
    Additions to long-term debt...........................................................          --            --        20,000
    Proceeds from issuance of common stock................................................         564         5,901         4,400
    Payments for purchases of treasury stock..............................................        (824)       (1,102)           --
    Dividends paid........................................................................     (23,325)      (28,610)      (27,979)
                                                                                              --------     ---------      --------
    Net Cash Provided (Used) by Financing Activities......................................      19,518      (136,580)       33,764
                                                                                              --------     ---------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........................................      16,136         2,030        (4,733)
    Cash and Cash Equivalents at Beginning of Year........................................      18,922        16,892        21,625
                                                                                              --------     ---------      --------
    Cash and Cash Equivalents at End of Year..............................................    $ 35,058     $  18,922      $ 16,892
                                                                                              ========     =========      ========


                See notes to consolidated financial statements.

                                                         BROWN GROUP, INC.

                                                 CONSOLIDATED SHAREHOLDERS' EQUITY
                                                                                                          UNAMORTIZED
                                                         COMMON STOCK                       CUMULATIVE     VALUE OF
                                                       -------------------    ADDITIONAL    TRANSLATION   RESTRICTED     RETAINED
                                                       SHARES      DOLLARS     CAPITAL      ADJUSTMENT       STOCK       EARNINGS
                                                       ------      -------    ----------    -----------   -----------    --------
                                                                         (THOUSANDS, EXCEPT NUMBER OF SHARES)
Balance January 30, 1993..........................   17,318,883    $64,947      $28,264       $(1,571)      $ (4,166)    $201,514
Net loss..........................................                                                                        (31,612)
Dividends ($1.60 per share).......................                                                                        (27,979)
Stock issued under employee benefit plans.........      168,385        631        3,769
Currency translation adjustment...................                                             (1,716)
Stock issued under restricted stock plan, net.....      132,500        497        3,946                       (4,443)
Amortization of deferred compensation under
  restricted stock plan...........................                                                             1,782
                                                     ----------    -------      -------       -------       --------     --------
Balance January 29, 1994..........................   17,619,768     66,075       35,979        (3,287)        (6,827)     141,923
Net earnings......................................                                                                         39,398
Dividends ($1.60 per share).......................                                                                        (28,610)
Stock issued under employee benefit plans.........      217,924        817        5,084
Purchase of common stock for treasury.............      (35,800)      (134)         (73)                                     (895)
Currency translation adjustment...................                                             (2,269)
Stock issued under restricted stock plan, net.....      168,000        630        5,967                       (6,597)
Amortization of deferred compensation under
  restricted stock plan...........................                                                             2,546
                                                     ----------    -------      -------       -------       --------     --------
Balance January 28, 1995..........................   17,969,892     67,388       46,957        (5,556)       (10,878)     151,816
Net earnings......................................                                                                          3,297
Dividends ($1.30 per share).......................                                                                        (23,325)
Stock issued under employee benefit plans.........       23,760         89          475
Purchase of common stock for treasury.............      (25,800)       (97)         (53)                                     (674)
Currency translation adjustment...................                                                643
Stock issued under restricted stock plan, net.....      (36,875)      (138)      (1,364)                       1,502
Amortization of deferred compensation under
  restricted stock plan...........................                                                             1,554
                                                     ----------    -------      -------       -------       --------     --------
Balance February 3, 1996                             17,930,977    $67,242      $46,015       $(4,913)      $ (7,822)    $131,114
                                                     ==========    =======      =======       =======       ========     ========


                See notes to consolidated financial statements.

                               BROWN GROUP INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION

    The corporation operates in the Footwear industry. Current activities include the operation of retail shoe stores and the importing, foreign sourcing, and wholesaling of women's, men's and children's footwear. The corporation's retail operations comprise 1,241 retail footwear stores in the United States and Canada. Footwear is distributed by the corporation's wholesaling operations to department stores, mass merchandisers, and independent retailers in the United States, Canada, Europe, South America and the Far East and to affiliates. Wholesale footwear sales carry corporate brand names, brand names licensed by the corporation, and private label footwear. Through the sourcing activities of its Pagoda organization, the corporation sources a wide variety of footwear from a number of independently owned and operated factories primarily in China and other Far Eastern countries and to a lesser extent Brazil and Italy, for affiliates and for outside customers, which primarily consist of large discount store operations. See Note 6 for additional information regarding the corporation's business segment and operations by geographic area.

  CONSOLIDATION

    The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

  ACCOUNTING PERIOD

    The corporation's fiscal year is the 52 or 53-week period ending the Saturday nearest to January 31. Fiscal years 1995, 1994 and 1993 ended on February 3, 1996, January 28, 1995 and January 29, 1994, respectively. Fiscal year 1995 included 53 weeks and fiscal years 1994 and 1993 each included 52 weeks.

  USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  INVENTORIES

    All inventories are valued at the lower of cost or market, with 86% of consolidated inventories using the last-in, first-out (LIFO) method.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

  INCOME TAXES

    Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to depreciation, employee benefit plans, facility closing and restructuring reserves, bad debt reserves and inventory.

  EARNINGS PER SHARE

    Earnings per share of Common Stock are computed by dividing net earnings by the weighted average number of shares outstanding during the year. The dilutive effect of stock options is not significant and is therefore excluded from the calculation.

                               BROWN GROUP, INC.

  PRE-OPENING AND CLOSING EXPENSES

    Pre-opening expenses of new facilities are charged to operations when incurred. Costs of closing facilities, including capital asset disposition losses, lease termination costs, and inventory liquidation costs, are accrued when management makes the decision to close such facilities.

  STOCK BASED COMPENSATION

    The corporation accounts for stock based compensation in accordance with APB Opinion No. 25, ``Accounting for Stock Issued to Employees,'' and, accordingly recognizes compensation expense related to stock appreciation units and restricted stock grants. No compensation expense is recorded for stock options granted at market value.

  CASH AND EQUIVALENTS

    The corporation considers all short-term investments with maturities of three months or less to be cash equivalents.

  TRANSLATION OF FOREIGN CURRENCIES

    Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the cumulative translation adjustment section of the Consolidated Statement of Shareholders' Equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

  FINANCIAL INSTRUMENTS

    The corporation's policy is to use financial derivatives only to manage exposure to fluctuations in interest and foreign currency exchange rates.

    Gains and losses realized and premiums paid on interest rate hedges, are deferred and amortized to interest expense over the life of the underlying hedged instrument, or immediately if the underlying hedged instrument is settled.

    Gains and losses on contracts that hedge specific foreign currency commitments, which are primarily for inventory purchases, are deferred and included in the basis of the transaction when it is consummated. Material gains and losses on forecasted inventory purchases are recorded in income in the period the value of the contract changes. Gains and losses on contracts which hedge foreign currency assets or liabilities in highly inflationary economies are recognized in income as incurred. Such amounts effectively offset gains and losses on the assets or liabilities that are hedged.

NOTE 2: RESTRUCTURING CHARGES

    Included in results from continuing operations for fiscal 1995 is a pretax charge of $14.1 million to provide for the cost of closing the corporation's five remaining United States footwear manufacturing plants and several related facilities. Approximately 2,400 factory positions were eliminated and the corporation's headquarters support staff was reduced by 60 positions. The cost of termination benefits included in cost of sales is $8.0 million and an additional $.5 million of termination benefits is included in selling and administrative expense. Costs to liquidate raw material inventories of $2.0 million also were included in cost of sales. The estimated asset writeoffs of $3.6 million associated with the closings are included in other expense. The total charge, net of the related tax benefit, resulted in a reduction in earnings from continuing operations of $9.2 million, or $.52 per share for fiscal 1995.

    At February 3, 1996, $4.0 million remains from the manufacturing plant closing charges recorded in fiscal 1995 and includes $2.6 million redesignated from the 1993 restructuring reserve. The remaining liability relates primarily to

                               BROWN GROUP, INC.

personnel severance and pension settlement costs. To date, $12.7 million of the factory closing reserves have been utilized: $2.2 million for asset writeoffs, $5.9 million for inventory liquidation costs, and $4.6 million for personnel severance costs.

    Included in results from continuing operations for fiscal 1993 is a pretax restructuring charge of $45.4 million, of which $11.0 million was charged to cost of goods sold and an additional $13.0 million was charged to selling and administrative expenses with the remaining $21.4 million charged to other expense. This charge covered the closing of five shoe factories, the closing of over 150 shoe stores, personnel severance costs associated with a reduction in headquarters administrative staffing and consolidation of the corporation's Brown Shoe and Pagoda divisions, and a provision for additional environmental monitoring costs related to the corporation's closed tannery. The restructuring charge, net of the related tax benefit, resulted in a reduction of $29.5 million, or $1.71 per share, in earnings from continuing operations for fiscal 1993.

    At February 3, 1996, no balance remains from restructuring charges recorded in fiscal 1993 excluding environmental reserves discussed in Note 14. To date, $40.4 million of the reserves which were established by the 1993 restructuring charges have been utilized: $12.2 million for asset writeoffs, $11.6 million for lease termination costs, $6.9 million for inventory liquidation costs, $7.1 million for personnel severance costs, net of pension and postretirement gains of $3.6 million, and $2.6 million was utilized in the closing of all remaining factories in 1995. The balance of the 1993 restructuring reserve at January 28, 1995 was $10.7 million excluding environmental reserves discussed in Note 14.

NOTE 3: DISCONTINUED OPERATIONS

    During the third quarter of fiscal 1994, the corporation announced the sale of its Cloth World chain of fabric stores to Fabri-Centers of America, Inc. The sale was completed on October 2, 1994 for $65.7 million in cash. In addition, as of the end of the third quarter of 1994, the corporation adopted a plan to close the Maryland Square catalog operation. The closure of this business was substantially completed in the fourth quarter of fiscal 1994.

    In 1993, the corporation adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involved the management of shoe departments in department stores. The corporation completed its withdrawal from the last Wohl Leased Shoe Department at the end of October 1994.

    The corporation established reserves of $34.8 million in fiscal 1993 for the costs associated with the withdrawal from the Wohl Leased Shoe Department business. Due to earlier-than-expected withdrawals from leased departments at better-than-expected terms, $9.8 million of this reserve was redesignated to cover the exit costs associated with the Cloth World sale and the closure of the Maryland Square catalog operation, previously discussed, and an additional $7.0 and $4.0 million of the reserve was reversed to income in the fourth quarter of 1994 and 1995, respectively.

    Summarized results of these businesses are shown separately as Discontinued Operations in the accompanying consolidated financial statements. Operating results of these businesses are as follows (in thousands):

                                                                              1994           1993
                                                                              ----           ----
Net sales................................................................   $148,980       $529,617
                                                                            ========       ========
Earnings before income taxes.............................................   $  1,650       $  6,253
Income taxes.............................................................        368          1,955
                                                                            --------       --------
Earnings from operations.................................................   $  1,282       $  4,298
                                                                            ========       ========

NOTE 4: RETIREMENT AND OTHER BENEFIT PLANS

    The corporation's pension plan covers substantially all full-time United States employees. Under the plan, salaried and management employees' pension benefits are based on the employee's highest consecutive five years of compensation during the ten years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The corporation's funding policy for all plans is to make the minimum annual

                               BROWN GROUP, INC.

contributions required by applicable regulations. The corporation also participates in a multiemployer plan, which provides defined benefits to certain of the corporation's union employees.

    The following table sets forth the plan's funded status at the December 31, 1995 and 1994 measurement dates, and amounts recognized in the corporation's Consolidated Balance Sheet at February 3, 1996 and January 28, 1995 (in thousands):

                                                                                        1995           1994
                                                                                        ----           ----
Actuarial present value of benefit obligations:
    Vested benefit obligation......................................................   $109,461       $ 90,514
                                                                                      ========       ========
    Accumulated benefit obligation.................................................   $110,646       $ 92,336
                                                                                      ========       ========
    Projected benefit obligation...................................................   $118,635       $100,526
    Plan assets at fair value......................................................    154,026        132,266
                                                                                      --------       --------
    Excess of plan assets over projected benefit obligation........................     35,391         31,740
    Unrecognized net loss..........................................................        905          2,540
    Unrecognized prior service costs...............................................       (782)         3,864
    Unrecognized net transition asset..............................................     (2,437)        (3,351)
                                                                                      --------       --------
    Prepaid pension cost recognized in the balance sheet...........................   $ 33,077       $ 34,793
                                                                                      ========       ========

    Pension plan assets are invested primarily in listed stocks and bonds. The plan assets are valued using the current market value for bonds and a five-year moving average for equities.

    Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan. Pension costs included the following components (in thousands):

                                                                                             1995           1994           1993
                                                                                             ----           ----           ----
Service cost............................................................................   $  4,306       $  5,828       $  6,180
Interest cost...........................................................................      8,638          9,957          9,532
Actual return on plan assets............................................................    (41,055)        20,269        (30,847)
Net amortization and deferral...........................................................     28,207        (37,823)        12,864
Multiemployer plan......................................................................         23             78            143
                                                                                           --------       --------       --------
Total pension (income) expense..........................................................   $    119       $ (1,691)      $ (2,128)
                                                                                           ========       ========       ========
Actuarial assumptions used were:
    Discount rate.......................................................................       7.00%          8.75%          7.25%
    Expected return on plan assets......................................................       9.50%          9.50%          9.50%
    Compensation increase...............................................................       4.50%          5.00%          5.00%

    In addition, the corporation recognized net curtailment/settlement gains (losses) in fiscal 1995 and 1994 of ($1.8) million and $3.4 million, respectively, related to employee terminations due to personnel reductions as part of the corporation's restructuring, factory closures and discontinued operations. These net gains (losses) affected restructuring, factory closure and discontinued operations reserves originally established in fiscal 1995 and 1993.

    The corporation's defined contribution 401(k) plan covers salaried, management and certain hourly employees who have at least one year of service and who are at least 21 years of age. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The corporation's expense for this plan was $2.3 million in 1995, $2.5 million in 1994 and $3.4 million in 1993.

    In addition to providing pension benefits, the corporation sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried employees who had become eligible for benefits by January 1, 1995, and hourly employees. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for

                               BROWN GROUP, INC.

Medicare. The retirees' contributions are adjusted annually and the corporation intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

    The following tables set forth the plans' funded status reconciled with the amounts in the corporation's Consolidated Balance Sheet at February 3, 1996 and January 28, 1995 (in thousands):

                                                                              1995                       1994
                                                                       -------------------       --------------------
                                                                                   LIFE                       LIFE
                                                                       HEALTH    INSURANCE       HEALTH     INSURANCE
                                                                       PLANS       PLANS          PLANS       PLANS
                                                                       ------    ---------       -------    ---------
Accumulated postretirement benefit obligations:
    Retirees........................................................   $3,604      $5,071        $ 3,379      $4,850
    Active participants.............................................      472         100          1,861         165
                                                                       ------      ------        -------      ------
                                                                        4,076       5,171          5,240       5,015
    Plan assets.....................................................       --          --             --          --
                                                                       ------      ------        -------      ------
    Accumulated obligation in excess of plan assets.................    4,076       5,171          5,240       5,015
    Unrecognized net gain (loss)....................................    4,640        (211)         4,804         (23)
                                                                       ------      ------        -------      ------
    Accrued postretirement benefit cost.............................   $8,716      $4,960        $10,044      $4,992
                                                                       ======      ======        =======      ======

    Net postretirement benefit cost for 1995, 1994, and 1993 included the following components (in thousands):

                                                                                              LIFE
                                                                              HEALTH        INSURANCE
                                                                               PLANS          PLANS
                                                                              ------        ---------
1995
Service cost...............................................................   $   162          $  5
Interest cost..............................................................       407           385
Net amortization cost......................................................      (878)           --
                                                                              -------          ----
Postretirement benefit cost (income).......................................   $  (309)         $390
                                                                              =======          ====
1994
Service cost...............................................................   $   266          $ 15
Interest cost..............................................................       443           397
Net amortization cost......................................................      (845)            7
                                                                              -------          ----
Postretirement benefit cost (income).......................................   $  (136)         $419
                                                                              =======          ====
1993
Service cost...............................................................   $   534          $ 25
Interest cost..............................................................       667           387
Net amortization cost......................................................    (2,088)           --
                                                                              -------          ----
Postretirement benefit cost (income).......................................   $  (887)         $412
                                                                              =======          ====

    In addition to the net postretirement benefit expense, the corporation recognized net curtailment gains in fiscal 1995 and 1994 of $.7 million and $.6 million, respectively, related to employee terminations due to personnel reductions as part of the corporation's restructuring, plant closures and discontinued operations. These net gains increased the restructuring, factory closure and discontinued operations reserves originally established in fiscal 1995 and 1993.

    In the fourth quarter of 1993, the corporation terminated postretirement health care coverage for salaried employees who were not eligible by January 1, 1995. The effect of this change was the recognition of a pretax gain of $1.8 million.

                               BROWN GROUP, INC.

    Actuarial assumptions used were (in thousands):

                                                                                                         1995       1994       1993
                                                                                                         ----       ----       ----
Projected health care cost trend rate <FA>............................................................   7.50%      8.75%      9.00%
Ultimate trend rate <FA>..............................................................................   5.00%      5.75%      5.00%
Year ultimate trend rate is achieved..................................................................   2001       2001       2001
Effect of a 1% point increase in the health care cost trend rate on the postretirement benefit
  obligation..........................................................................................   $132       $193       $309
Effect of a 1% point increase in the health care cost trend rate on the aggregate of service and
  interest cost.......................................................................................   $ 26       $ 34       $ 84
Discount rate.........................................................................................   7.00%      8.75%      7.25%

--------
<FA>       The health care cost trend rate assumption has a significant effect on the amounts reported. Rates listed above represent assumed increases in per capita cost of covered health care benefits for 1995,
           1994 and 1993, respectively. For future years the rate was assumed to decrease gradually and remain at the ultimate trend rate thereafter.

    In the fourth quarter of 1993, the corporation adopted, retroactive to January 31, 1993, the Statement of Financial Accounting Standards (SFAS) No. 112, ``Employers' Accounting for Postemployment Benefits.'' Prior to 1993, expenses related to postemployment medical benefits were recognized on a pay-as-you-go basis. The corporation elected to immediately recognize the cumulative effect of the change in accounting for postemployment benefits of $3.4 million. On an aftertax basis, this charge was $2.2 million or $.13 per share. The effect of this change on 1993 operating results was not material.

NOTE 5: INCOME TAXES

    The components of earnings from continuing operations before income taxes and cumulative effect of accounting change consisted of Domestic earnings
(loss) before taxes of ($18.6) million, $46.5 million, and ($29.1) million in 1995, 1994, and 1993, respectively, and Foreign earnings before taxes of $13.9 million, $13.5 million, and $13.9 million in 1995, 1994, and 1993, respectively.

    The components of income tax (income) expense are as follows (in thousands):

                                                                                                1995          1994           1993
                                                                                                ----          ----           ----
Federal
Currently payable...........................................................................   $(7,220)      $(8,389)      $  2,777
Deferred....................................................................................    (2,485)       29,732        (14,215)
                                                                                               -------       -------       --------
                                                                                                (9,705)       21,343        (11,438)
State.......................................................................................      (399)          355          3,390
Foreign.....................................................................................     4,681         4,707          2,167
                                                                                               -------       -------       --------
Total income tax expense (benefit) on earnings (loss) from continuing operations before
  cumulative effect of accounting changes...................................................    (5,423)       26,405         (5,881)
Tax benefit of cumulative effect of accounting changes......................................        --            --         (1,192)
Tax expense (benefit) of discontinued operations:
    Results of operations...................................................................        --           368          1,955
    (Provision) credit for disposal.........................................................     1,400         2,450        (10,454)
                                                                                               -------       -------       --------
Total income tax expense (benefit)..........................................................   $(4,023)      $29,223       $(15,572)
                                                                                               =======       =======       ========

    The corporation received income tax refunds, net of payments, of $9.8 million and $1.2 million in fiscal 1995 and 1994. Cash payments of income taxes for fiscal 1993 were $12.9 million.

                               BROWN GROUP, INC.

    The differences between the tax expense (benefit) from continuing operations reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% are as follows (in thousands):

                                                                                    1995          1994          1993
                                                                                    ----          ----          ----
Income taxes at statutory rate..................................................   $(1,654)      $20,990       $(5,312)
State income taxes, net of federal tax benefit..................................      (259)          231         2,203
Foreign tax in excess of (less than) domestic rate..............................       337            55        (2,056)
Effect of revaluation of net deferred tax assets due to 1993 increase in federal
  tax rate from 34% to 35%......................................................        --            --          (422)
Provision for (recovery of) tax assessment <FA>.................................    (5,837)        5,837            --
Valuation of temporary differences..............................................     2,700            --            --
Other...........................................................................      (710)         (708)         (294)
                                                                                   -------       -------       -------
                                                                                   $(5,423)      $26,405       $(5,881)
                                                                                   =======       =======       =======

--------
<FA>       Represents tax and interest (net of tax) related to an Internal Revenue Service assessment on a portion of the corporation's unremitted foreign earnings. In January 1995, the U.S. Tax Court issued a judgment in favor of the Internal Revenue Service; however, this judgment was reversed by an Appeals Court ruling in fiscal 1995. The IRS has appealed the most recent ruling, but the corporation believes it will prevail.

    Significant components of the corporation's deferred income tax assets and liabilities are as follows (in thousands):

                                                                             1995           1994
                                                                             ----           ----
Deferred tax assets
Employee benefits, compensation, and insurance..........................   $  8,667       $  8,589
Allowance for doubtful accounts.........................................      3,818          3,484
Inventory capitalization and inventory reserves.........................      4,456          1,940
Discontinued operations, restructuring, and store closing reserves......      3,511          6,669
Postretirement and postemployment benefit plans.........................      5,581          5,991
Tax loss carryforward...................................................     14,037          8,631
Other...................................................................      8,840          6,856
                                                                           --------       --------
    Total deferred tax assets...........................................     48,910         42,160

Deferred tax liabilities
Excess depreciation.....................................................     (7,347)        (9,633)
Retirement plans........................................................    (11,626)       (11,481)
LIFO inventory valuation................................................     (7,753)        (8,807)
Other...................................................................     (2,956)        (1,623)
                                                                           --------       --------
    Total deferred tax liabilities......................................    (29,682)       (31,544)
Valuation allowance.....................................................     (3,300)            --
                                                                           --------       --------
Net deferred income tax asset...........................................   $ 15,928       $ 10,616
                                                                           ========       ========

    The corporation provided a deferred tax asset valuation allowance of $2.7 million in fiscal 1995, bringing the total valuation reserve balance to $3.3 million. The valuation provision in fiscal 1995 was the result of decreased domestic earnings of the corporation. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

    At February 3, 1996, the corporation has net operating loss carryforwards for federal income tax purposes of $40.1 million which are available to offset future federal taxable income through fiscal 2010.

                               BROWN GROUP, INC.

    As of February 3, 1996, there are approximately $37.0 million of accumulated unremitted earnings from the corporation's Canadian subsidiary and approximately $62.0 million from other foreign entities on which deferred taxes have not been provided. Based on the current United States and Canadian income tax rates, it is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of foreign tax credits, of approximately $21.0 million would be due.

NOTE 6: BUSINESS SEGMENT INFORMATION

    The corporation operates in the Footwear industry throughout the world. Operations include the sourcing, wholesale distribution, and retailing of women's, men's and children's foot-wear. In 1995, approximately 62% of the corporation's sales were at retail, compared to 54% in 1994 and 52% in 1993.

    The corporation conducts foreign operations in the Far East, South America and Europe where footwear is sourced for sale primarily to United States customers and to a lesser extent European, Latin American and Asian Pacific customers, and in Canada, where there are both manufacturing and retailing operations. A summary of the corporation's operations by geographic area follows (in thousands):

                                                                                          1995             1994             1993
                                                                                          ----             ----             ----
Net Sales
    United States...................................................................   $1,065,143       $1,030,315       $  965,423
    Far East........................................................................      282,580          310,902          291,106
    Canada..........................................................................       69,244           67,225           66,107
    Latin America, Europe and Other.................................................       78,697           90,417           71,082
    Inter-Area Transfers............................................................      (39,768)         (37,222)         (32,679)
                                                                                       ----------       ----------       ----------
                                                                                       $1,455,896       $1,461,637       $1,361,039
                                                                                       ==========       ==========       ==========
Operating Income
    United States<FA><FB>...........................................................   $    8,741       $   64,472       $   (1,283)
    Far East........................................................................          748            5,972            9,992
    Canada..........................................................................        6,358            6,565            3,330
    Latin America, Europe and Other.................................................        8,251            1,621            1,516
    Less corporate, interest and other (expense)....................................      (28,824)         (18,659)         (28,732)
                                                                                       ----------       ----------       ----------
                                                                                       $   (4,726)      $   59,971       $  (15,177)
                                                                                       ==========       ==========       ==========
Identifiable Assets
    United States...................................................................   $  511,435       $  504,026       $  607,138
    Far East........................................................................       55,754           59,660           70,097
    Canada..........................................................................       45,674           41,909           39,487
    Latin America, Europe and Other.................................................       48,193           30,920           23,208
                                                                                       ----------       ----------       ----------
                                                                                       $  661,056       $  636,515       $  739,930
                                                                                       ==========       ==========       ==========

--------
Inter-area transfers to affiliates are generally priced to recover cost plus an appropriate margin for profit.
Identifiable foreign assets consist primarily of cash items, receivables and inventories.

<FA>       1995 includes a charge of $14.1 million for the costs of closing the remaining five Brown Shoe Company domestic manufacturing plants, partially offset by a LIFO recovery of $10.1 million from the liquidation of related inventories.

<FB>       1993 includes charges totaling $45.4 million to establish reserves for the closing of retail stores, factory closings, inventory liquidation associated with the store closings and additional costs for environmental monitoring related to U.S. footwear operations.

                               BROWN GROUP, INC.

NOTE 7: INVENTORIES

    Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method and consist of the following (in thousands):

                                                                          FEBRUARY 3,       JANUARY 28,
                                                                             1996              1995
                                                                          -----------       -----------
Finished goods.........................................................    $329,184          $298,235
Work-in-progress.......................................................       1,843             4,193
Raw materials and supplies.............................................      11,255            19,601
                                                                           --------          --------
                                                                           $342,282          $322,029
                                                                           ========          ========

    If the first-in, first-out (FIFO) cost method had been used, inventories would have been $27.7 million and $37.3 million higher at February 3, 1996 and January 28, 1995, respectively.

    During fiscal 1995 and 1994, certain inventories were reduced at Brown Shoe Company and other of the corporation's divisions, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. On an aftertax basis, the effect of this liquidation was to increase 1995 and 1994 net income by $6.6 and $6.7 million, respectively.

NOTE 8: PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):

                                                                          FEBRUARY 3,       JANUARY 28,
                                                                             1996              1995
                                                                          -----------       -----------
Land and buildings.....................................................    $  29,721         $  35,528
Leasehold improvements.................................................       41,903            35,829
Furniture, fixtures, and equipment.....................................      119,833           131,870
                                                                           ---------         ---------
                                                                             191,457           203,227
Allowances for depreciation and amortization...........................     (103,737)         (110,323)
                                                                           ---------         ---------
                                                                           $  87,720         $  92,904
                                                                           =========         =========

    In fiscal 1995, the corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.'' SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. An evaluation of the fair value of the assets associated with the corporation's retail store operations resulted in the determination that certain store assets were impaired. The impaired assets were written down by $2.1 million. Fair value was based on estimated future cash flows to be generated by these retail stores, discounted at a market rate of interest. This writedown is included in the ``Other Expense (Income)'' amount for fiscal 1995 on the Statement of Consolidated Earnings. Due to the large number of new retail stores opened by the corporation in the last several years, it is possible that the estimate of undiscounted cash flows may change as these stores mature, potentially resulting in the need to write-down those assets to fair value.

                               BROWN GROUP, INC.

NOTE 9: LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS

    Long-term debt, including capitalized lease obligations, net of unamortized discounts and current maturities, consists of the following (in thousands):

                                                                          FEBRUARY 3,       JANUARY 28,
                                                                             1996              1995
                                                                          -----------       -----------
7.36% Sinking Fund Debentures, payments of $10,000 due annually
  beginning 1999.......................................................    $ 50,000          $     --
8.45%-8.6% Debentures due 1999.........................................      15,000            15,000
7.07%-8.83% Debentures due 2002........................................      19,990            19,988
7.125% Debentures due 2003.............................................      15,000            15,000
7.375% Sinking Fund Debentures, payments of $2,000 due annually to
  1998.................................................................       1,999             3,997
Capitalized lease obligations..........................................       3,481             3,479
Commercial paper.......................................................          --            25,000
6.47% Senior notes due 1996............................................          --            50,000
Other..................................................................          --               749
                                                                           --------          --------
                                                                           $105,470          $133,213
                                                                           ========          ========

    Maturities of long-term debt and capitalized lease obligations for 1996 through 2000 are: 1996--$2.0 million; 1997--$2.0 million; 1998--$0; 1999--$25.0 million; and 2000--$10.0 million.

    In 1995, the corporation refinanced $50.0 million of 6.47% unsecured Senior notes due in February 1996 with $50.0 million of 7.36% unsecured Senior notes. The agreement requires annual payments of $10.0 million beginning in 1999.

    Additionally in 1995, the corporation amended certain terms of its $200.0 million revolving bank Credit Agreement, which will now expire in December 1999. Interest on borrowings under this agreement is at varying rates and at the corporation's option, based on one of the following: the Eurodollar rate, the competitive bid rate, the First National Bank of Chicago's corporate base rate or the Federal funds rate. A commitment fee of .25% is payable on the unused portion of the agreement.

    The Senior notes and Credit Agreement contain covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and long-term debt-to-capital, establish minimum levels of net worth and working capital, and limit the sale of assets and the level of liens and certain investments.

    The corporation maintains short-term lines of credit (including the revolving bank Credit Agreement) which total approximately $207.8 million at February 3, 1996. The maximum amount of short-term borrowings (under these arrangements and in the form of commercial paper) at the end of any month was $121.5 million in 1995 and $190.3 million in 1994. The average short-term borrowings during the year were $92.4 million in 1995 and $130.5 million in 1994. The weighted average interest rates approximated 7.0% and 4.5% in 1995 and 1994, respectively.

    In December 1992, the corporation entered into a three-year interest rate swap agreement, for which cash consideration of $3.2 million was received in 1992. Under the agreement, the corporation is paying a fixed rate of 8 1/8% on a notional amount of $75.0 million and is receiving a fixed rate of 6.47% on a notional amount of $50.0 million and a floating rate based on LIBOR on the remaining notional amount of $25.0 million. The cash consideration received on the swap has been deferred and is being amortized as an offset to interest expense over the life of the agreement, which expires in April 1996.

    Cash payments of interest for fiscal 1995, 1994, and 1993 were $16.0 million, $15.8 million, and $18.4 million, respectively.

                               BROWN GROUP, INC.

NOTE 10: LEASES

    The corporation leases substantially all of its retail locations and certain other equipment and facilities. More than half of the retail store leases are subject to renewal options for varying periods.

    In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

    Rent expense from continuing operations for operating leases amounted to (in thousands):

                                                                 1995          1994          1993
                                                                 ----          ----          ----
Minimum payments............................................    $77,814       $67,199       $63,644
Contingent payments.........................................      3,303         2,871         2,194
                                                                -------       -------       -------
                                                                $81,117       $70,070       $65,838
                                                                =======       =======       =======

    Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 3, 1996 (in thousands):

                                                          OPERATING
                                                           LEASES
                                                          ---------
1996...................................................   $ 83,091
1997...................................................     76,049
1998...................................................     63,707
1999...................................................     50,241
2000...................................................     35,598
Thereafter.............................................    116,120
                                                          --------
Total minimum lease payments...........................   $424,806
                                                          ========

    The corporation is contingently liable for lease commitments of approximately $77.9 million which primarily relate to the Cloth World and Meis specialty retailing chains which were sold.

NOTE 11: FINANCIAL INSTRUMENTS

    The corporation utilizes derivative financial instruments only to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are interest rate swaps, interest rate futures, options on interest rate futures, and foreign exchange contracts. The corporation is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements generally are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal. The corporation does not hold or issue financial instruments for trading purposes.

    The corporation enters into foreign exchange contracts to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these exchange contracts are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the corporation from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates. In addition, the corporation also hedges certain foreign currency assets and liabilities through the use of non-deliverable foreign exchange contracts.

                               BROWN GROUP, INC.

    The United States dollar equivalent of contractual amounts of the corporation's forward exchange contracts consist of the following (in thousands):

                                                                          FEBRUARY 3,       JANUARY 28,
                                                                             1996              1995
                                                                          -----------       -----------
Deliverable Contracts
    Italian Lira.......................................................     $12,600           $10,500
    French Francs......................................................       8,600             2,000
    Canadian Dollars...................................................       4,400             2,600
    Other Currencies...................................................       2,000             2,600
Non-Deliverable Contracts
    New Taiwanese Dollars..............................................       6,900                --
    Brazilian Real.....................................................       4,900                --
    Other Currencies...................................................       1,500                --
                                                                            -------           -------
                                                                            $40,900           $17,700
                                                                            =======           =======

    The unrealized gains related to these contracts, based on dealer-quoted prices, were $535,000 at February 3, 1996 and $114,000 at January 28, 1995.

    Realized gains and losses on foreign exchange contracts used as hedges of inventory purchases are included in the basis of the inventory and are recognized in income as a component of cost of goods sold in the period in which the related inventory is sold. Material gains and losses on foreign exchange contracts hedging forecasted purchases are recorded in income in the period the value of the contracts change. Gains and losses on foreign exchange contracts which hedge foreign currency assets or liabilities in highly inflationary economies are recognized in income as incurred.

    The corporation periodically purchases interest rate futures and options on interest rate futures, which effectively serve as interest rate caps, to reduce the impact of potential increases in interest rates on its floating-rate debt. At January 28, 1995, the corporation had several options on interest rate futures, which entitled the corporation to receive from a counterparty the amount, if any, by which the interest payments on up to $35 million of floating-rate debt exceeds 7 percent for the period ending December 1995. The premium paid for these options is included in other assets and is being amortized to interest expense over the term of the underlying hedged instrument. The amount of unamortized premium included in other assets and the unrealized gain on these options at January 28, 1995, was not material. Amounts received under these options are recognized as adjustments to interest expense over the life of the related debt. At February 3, 1996, the corporation held no interest rate futures or options.

    In 1992, the corporation entered into a three-year interest rate swap agreement which is discussed in Note 9. The purpose of entering into this agreement was to reduce the interest cost of $75 million of long-term debt.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts and fair values of the company's financial instruments at February 3, 1996 and January 28, 1995 are as follows (in thousands):

                                                                                     1995                          1994
                                                                            ----------------------        ----------------------
                                                                            CARRYING         FAIR         CARRYING         FAIR
                                                                             AMOUNT          VALUE         AMOUNT          VALUE
                                                                            --------         -----        ---------        -----
Liabilities
    Long-Term Debt.......................................................   $107,470       $109,626       $135,276       $132,374
    Interest Rate Swap...................................................        202            635          1,272          1,491

                               BROWN GROUP, INC.

    Carrying amounts reported on the balance sheet for Cash, Cash Equivalents, Receivables and Notes Payable approximate fair value due to the short-term maturity of these instruments.

    The fair value of the corporation's long-term debt and interest rate swap was based upon the borrowing rates currently available to the corporation for financing arrangements with similar terms and maturities.

NOTE 13: CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the company to significant concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable.

    The corporation maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the corporation's policy is designed to limit exposure to any one institution or geographic region. The corporation's periodic valuations of the relative credit standing of these financial institutions are considered in the corporation's investment strategy.

    The corporation's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers across the United States, Canada, and throughout the world. Receivables arising from these sales are not collateralized, however, a portion are covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The corporation establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 14: COMMITMENTS AND CONTINGENCIES

    The corporation is involved in environmental remediation and ongoing compliance at several sites. The corporation has completed remediation efforts at its closed New York tannery and two associated landfills. As such, in September 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring. This change in status has allowed the corporation to reliably estimate the future liability for monitoring and maintenance, which is required over the next 28 years, based on a specific site plan. Accordingly, in the third quarter of 1995, the estimated liability of $5.3 million related to this site was discounted, using a 6.4% rate, resulting in a $2.0 million reduction in the previously recorded liability of $4.7 million. This increase in earnings was included in ``Other Expense (Income)'' on the Consolidated Statements of Earnings. Charges related to the New York tannery site were $1.7 million in fiscal 1992 and an additional $6.6 million in fiscal 1993 due to a change in the expected holding period of the property. The 1993 charge included $5.0 million recorded in conjunction with restructuring charges in January 1994.

    The expected payments for the next five years are approximately $.2 million per year with the balance due thereafter.

    In 1994, the corporation became aware of potential exposure at an owned factory that is currently leased to another party. Preliminary testing was completed in late 1994, and remediation work began in 1995. In addition, various federal and state authorities have identified the corporation as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. The expected remaining costs related to the owned, but leased, factory and the various landfills total $.8 - $1.0 million. At February 3, 1996, the total accrued environmental liabilities for all sites, including the above discounted liability, total $3.1 million.

NOTE 15: CAPITAL STOCK

  COMMON STOCK

    The corporation's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 3, 1996 and January 28, 1995, there were 17,930,977 shares and 17,969,892 shares, net of 4,074,920 shares and

                               BROWN GROUP, INC.

4,036,005 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were approximately 6,000 shareholders of record at March 1, 1996.

    In March 1996, the corporation replaced its previous Shareholder Rights Plan, which had expired, with a comparable plan. Under the plan, each outstanding share of the corporation's common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain circumstances involving acquisition of the corporation's common stock by a person or group of persons without the prior written consent of the corporation. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the corporation's common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006 unless they are earlier exercised, redeemed or exchanged.

  PREFERRED STOCK

    The corporation has 1,000,000 authorized shares of $1 par value Preferred Stock. None has been issued.

NOTE 16: STOCK OPTION AND STOCK RELATED PLANS

    The corporation has stock option, stock appreciation and restricted stock plans under which certain officers and employees are participants.

    All stock options are granted at market value. Stock appreciation units may also be granted in tandem with options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other.

    Options for 427,797 and 575,560 shares were exercisable as of February 3, 1996 and January 28, 1995, respectively, at prices ranging from $23 to $39. Under the plan 42,950 and 484,500 additional shares of common stock were available to be granted in the form of options or restricted stock as of February 3, 1996 and January 28, 1995, respectively.

    The following summary sets forth the activity for the three years ended February 3, 1996:

                                                               NUMBER OF
                                                       ---------------------------
                                                       OPTION         APPRECIATION         GRANT
                                                       SHARES            UNITS            PRICES
                                                       ------         ------------        ------
Outstanding January 30, 1993.......................   1,210,353          63,893          $23 to $41
Granted............................................      10,000              --           32 to  34
Exercised..........................................    (208,054)             --           23 to  33
Terminated.........................................    (101,781)         (8,748)          23 to  41
                                                      ---------         -------
Outstanding January 29, 1994.......................     910,518          55,145           23 to  39
Granted............................................      48,500              --           30 to  38
Exercised..........................................    (265,893)        (14,548)          23 to  35
Terminated.........................................     (59,815)             --           23 to  39
                                                      ---------         -------
Outstanding January 28, 1995.......................     633,310          40,597           23 to  39
Granted............................................     413,000          30,158           14 to  24
Exercised..........................................     (18,225)             --           23 to  26
Terminated.........................................    (154,663)         (3,059)          23 to  39
                                                      ---------         -------
Outstanding February 3, 1996.......................     873,422          67,696          $14 to $39
                                                      =========         =======

                               BROWN GROUP, INC.

    Under the corporation's restricted stock program, common stock of the corporation may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period.

    Restricted shares forfeited exceeded net grants by 36,875 shares in 1995. Net shares granted in 1994 and 1993 were 168,000 and 132,500, respectively.

NOTE 17: SUPPLEMENTARY INFORMATION

  BALANCE SHEET

    Cash equivalents of $22.3 million and $17.4 million at February 3, 1996 and January 28, 1995, respectively, are stated at cost which approximates fair value.

  STATEMENT OF CONSOLIDATED EARNINGS

    Advertising costs totaled $51.8 million, $44.2 million, and $42.6 million in 1995, 1994, and 1993, respectively.

    Other expense (income) consisted of the following (in thousands):

                                                               1995           1994          1993
                                                               ----           ----          ----
Interest income............................................   $(1,762)      $ (1,521)      $(1,499)
Restructuring charges......................................     3,600             --        21,400
Royalty income.............................................    (2,996)        (3,003)       (2,711)
Countervailing duty........................................        --         (9,819)           --
Other, net.................................................     2,788          2,023         4,001
                                                              -------       --------       -------
Total......................................................   $ 1,630       $(12,320)      $21,191
                                                              =======       ========       =======

                                                         BROWN GROUP, INC.

                                               CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                                 (UNAUDITED)
                                                                                          ------------------------
                                                                                          AUGUST 3,       JULY 29,       FEBRUARY 3,
                                                                                            1996            1995            1996
                                                                                          ---------       --------       -----------
                                                                                                         (THOUSANDS)
ASSETS
Current Assets
    Cash and Cash Equivalents..........................................................   $  35,120       $  23,016       $  35,058
    Receivables, net of allowances of $10,723 at August 3, 1996, $11,582 at July 29,
      1995, and $11,267 at February 3, 1996............................................      77,760          86,250          86,417
    Inventories, net of adjustment to last-in, first-out cost of $22,835 at August 3, 1996, $32,824 at July 29, 1995, and $27,672
      at February 3, 1996..............................................................     410,282         368,981         342,282
    Other Current Assets...............................................................      41,724          48,177          41,581
                                                                                          ---------       ---------       ---------
        Total Current Assets...........................................................     564,886         526,424         505,338
Property and Equipment.................................................................     199,279         211,634         191,457
    Less allowances for depreciation and amortization..................................    (114,981)       (118,066)       (103,737)
                                                                                          ---------       ---------       ---------
                                                                                             84,298          93,568          87,720
Other Assets...........................................................................      69,729          59,709          67,998
                                                                                          ---------       ---------       ---------
                                                                                          $ 718,913       $ 679,701       $ 661,056
                                                                                          =========       =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Notes Payable......................................................................   $ 121,000       $  91,571       $ 112,000
    Accounts Payable...................................................................     157,015         135,080         106,113
    Accrued Expenses...................................................................      72,739          80,046          71,491
    Income Taxes.......................................................................       5,703           5,109           4,335
    Current Maturities of Long-Term Debt...............................................       2,000          52,763           2,000
                                                                                          ---------       ---------       ---------
        Total Current Liabilities......................................................     358,457         364,569         295,939
Long-Term Debt and Capitalized
    Lease Obligations..................................................................     104,022          57,467         105,470
Other Liabilities......................................................................      26,314          33,247          28,011
Shareholders' Equity
    Common Stock.......................................................................      67,376          67,286          67,242
    Additional Capital.................................................................      46,467          46,519          46,015
    Cumulative Translation Adjustment..................................................      (4,829)         (4,710)         (4,913)
    Unamortized Value of Restricted Stock..............................................      (7,075)         (8,668)         (7,822)
    Retained Earnings..................................................................     128,181         123,991         131,114
                                                                                          ---------       ---------       ---------
                                                                                            230,120         224,418         231,636
                                                                                          ---------       ---------       ---------
                                                                                          $ 718,913       $ 679,701       $ 661,056
                                                                                          =========       =========       =========


           See notes to condensed consolidated financial statements.

                                                         BROWN GROUP, INC.

                                           CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                            (UNAUDITED)

                                                                                  THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                ----------------------    ----------------------
                                                                                AUGUST 3,     JULY 29,    AUGUST 3,     JULY 29,
                                                                                  1996         1995         1996         1995
                                                                                ---------     --------    ---------     --------
                                                                                          (THOUSANDS, EXCEPT PER SHARE)

Net Sales.....................................................................   $389,983     $342,861     $745,768     $700,303
Cost of Goods Sold............................................................    245,462      226,352      465,370      463,599
                                                                                 --------     --------     --------     --------
Gross Profit..................................................................    144,521      116,509      280,398      236,704
                                                                                 --------     --------     --------     --------
Selling and Administrative Expenses...........................................    130,786      121,425      261,470      245,341
Interest Expense..............................................................      4,522        3,964        9,255        7,880
Other (Income) Expense........................................................        261        4,030         (140)       3,422
                                                                                 --------     --------     --------     --------
Earnings (Loss) Before Income Taxes...........................................      8,952      (12,910)       9,813      (19,939)
Income Tax (Provision) Benefit................................................     (3,438)       4,529       (3,772)       7,147
                                                                                 --------     --------     --------     --------
Net Earnings (Loss)...........................................................   $  5,514     $ (8,381)    $  6,041     $(12,792)
                                                                                 ========     ========     ========     ========

Net Earnings (Loss) Per Common Share..........................................   $    .31     $   (.48)    $    .34     $   (.73)
                                                                                 ========     ========     ========     ========
Weighted Average Number of Outstanding Shares
  of Common Stock.............................................................     17,367       17,578       17,626       17,593
Dividends Per Common Share....................................................   $    .25     $    .40     $    .50     $    .80
                                                                                 ========     ========     ========     ========


           See notes to condensed consolidated financial statements.

                                       BROWN GROUP, INC.

                        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          (UNAUDITED)

                                                                          SIX MONTHS ENDED
                                                                       -----------------------
                                                                       AUGUST 3,      JULY 29,
                                                                         1996           1995
                                                                       ---------      --------
                                                                             (THOUSANDS)

Net Cash Provided by Operating Activities...........................    $ 8,357        $10,484

Investing Activities:
    Capital expenditures............................................     (7,815)       (17,159)
    Other...........................................................        944             88
                                                                        -------        -------
Net Cash (Used) by Investing Activities.............................     (6,871)       (17,071)

Financing Activities:
    Increase in short-term notes payable............................      9,000         25,486
    Principal payments of long-term debt............................     (1,450)           (49)
    Dividends paid..................................................     (8,974)       (14,359)
    Payments for purchase of treasury stock.........................         --           (824)
    Proceeds from issuance of common stock..........................         --            427
                                                                        -------        -------
Net Cash Provided (Used) by Financing Activities....................     (1,424)        10,681
                                                                        -------        -------
Increase in Cash and Cash Equivalents...............................         62          4,094

Cash and Cash Equivalents at Beginning of Period....................     35,058         18,922
                                                                        -------        -------
Cash and Cash Equivalents at End of Period..........................    $35,120        $23,016
                                                                        =======        =======


           See notes to condensed consolidated financial statements.

                               BROWN GROUP, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and reflect all adjustments which management believes necessary (which include only normal recurring accruals and the effect on LIFO inventory valuation of estimated annual inflationary cost increases and year-end inventory levels) to present fairly the results of operations. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flow in conformity with generally accepted accounting principles.

    The Corporation's business is subject to seasonal influences, and interim results may not necessarily be indicative of results which may be expected for any other interim period or for the year as a whole.

    For further information refer to the consolidated financial statements and footnotes included in the Corporation's Annual Report and Form 10-K for the period ended February 3, 1996.

NOTE B: EARNINGS PER SHARE

    Net earnings per share of Common Stock is computed by dividing net earnings by the weighted average number of shares outstanding. The dilutive effect of stock options is not significant and is therefore excluded from the calculation.

NOTE C: INVENTORIES

    The components of inventory are as follows ($000):

                                            AUGUST 3,      JULY 29,       FEBRUARY 3,
                                              1996           1995            1996
                                            ---------      --------       -----------
Finished Goods...........................   $402,955       $353,586        $329,184
Work in Process..........................      1,762          2,354           1,843
Raw Materials and Supplies...............      5,565         13,041          11,255
                                            --------       --------        --------
                                            $410,282       $368,981        $342,282
                                            ========       ========        ========

    During fiscal 1995 and 1996, the remaining domestically manufactured footwear at Brown Shoe Company is being sold resulting in a liquidation of LIFO inventory layers. The effect of this liquidation was to increase pretax income in the second quarter 1995 by $3.7 million, first quarter 1996 by $3.1 million and second quarter 1996 by $.9 million.

NOTE D: INCOME TAXES

    In July 1996, the Internal Revenue Service declined to appeal an Appeals Court ruling overturning a Tax Court decision supporting an Internal Revenue Service assessment against the Corporation on a portion of its unremitted foreign earnings and accordingly has no further right of appeal. The Corporation had recorded the recovery of the related $5.8 million reserve in fiscal 1995. Accordingly, no adjustment to the tax accounts or income tax expense will result from the resolution of this matter which now has become final.

NOTE E: FINANCIAL INSTRUMENTS

    In the second quarter of fiscal 1996, the Corporation placed a nondeliverable forward exchange contract maturing in June 1997 to purchase notional $17 million in Brazilian Real. This contract is designed to protect inventory values of the Corporation's Brazilian subsidiary in the event of a major devaluation in the Brazilian currency. Many complex factors, in addition to currency devaluation, may impact the effectiveness of this contract, including the extent and timing of a devaluation, a devaluation's impact on the Brazilian economy, inflationary factors, and footwear market conditions. This forward contract does not qualify as a hedge for financial reporting purposes; therefore, gains and losses on this contract are included in income. At August 3, 1996, the Corporation had an immaterial gain on this contract. The counterparty to this agreement is a major financial institution; therefore, management believes the risk of incurring losses related to credit risk is remote.

================================================================================

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE EXCHANGE OFFER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE MAKING OF THE EXCHANGE OFFER PURSUANT TO THIS PROSPECTUS NOR THE ACCEPTANCE OF PRIVATE NOTES FOR SURRENDER FOR EXCHANGE PURSUANT THERETO SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ----------------

                         TABLE OF CONTENTS

                                                           PAGE
                                                           ----
Available Information......................................   2
Incorporation of Certain Documents by Reference............   3
Prospectus Summary.........................................   4
Risk Factors...............................................  14
No Cash Proceeds to the Company............................  18
Dividend Policy............................................  18
Capitalization.............................................  18
The Exchange Offer.........................................  19
Selected Consolidated Financial Data.......................  25
Management's Discussion and Analysis of Financial Condition
  and Results of Operation.................................  26
Business...................................................  33
Management.................................................  47
Principal Shareholders.....................................  49
Description of the Notes...................................  49
Description of Certain Indebtedness........................  71
Certain United States Federal Income Tax
  Consequences.............................................  74

Plan of Distribution.......................................  76

Legal Matters..............................................  76

Experts....................................................  76
Index to Financial Statements.............................. F-1

================================================================================


================================================================================




                           [LOGO] BROWN GROUP, INC.






                          ---------------------------
                               OFFER TO EXCHANGE
                          ---------------------------





                              9 1/2% Senior Notes
                             due October 15, 2006
                                      for
                                all outstanding
                              9 1/2% Senior Notes
                             due October 15, 2006







                                         , 1996

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation, as amended, provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Also, Article V, Section 2, of the Company's Bylaws, as amended, provides that the Company shall indemnify a director or officer of the Company against any claim, liability or expense incurred as a result of the director's or officer's service to the Company, to the maximum extent permitted by law.

    Sections 721 through 726 of the New York Business Corporation Law (the ``NYBCL'') provide for indemnification of directors and officers. Section 723 provides that a director or officer who is successful on the merits or otherwise in a legal proceeding must be indemnified to the extent such director or officer was successful. Also, indemnification is generally permitted in both third-party and derivative suits provided a director or officer acted in good faith or for a purpose he or she reasonably believed was in the best interest of the corporation. With respect to any criminal action, indemnification is permitted only if the director or officer had no reasonable cause to believe his or her conduct was unlawful. Section 721 expressly provides that the power to indemnify authorized under the NYBCL is not exclusive of any rights granted under a corporation's certificate of incorporation or bylaws.

    Section 726 of the NYBCL authorizes the purchase of indemnification insurance for directors and officers. The Company currently maintains directors' and officers' liability insurance policies.

    The preceding discussion of Sections 721 through 726 of the NYBCL and the Company's Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by the NYBCL and the Company's Certificate of Incorporation and Bylaws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    See Index to Exhibits.

ITEM 22. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES
    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on October 30, 1996.

                                           BROWN GROUP, INC.

                                           By: /s/ HARRY E. RICH
                                               ---------------------------------
                                               Name: Harry E. Rich
                                               Title: Executive Vice President
                                                  and Chief Financial Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints B. A. Bridgewater, Jr., Harry E. Rich and Andrew M. Rosen, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and all amendments and supplements to any prospectus relating thereto and any other documents and instruments incidental thereto, and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents and/or either of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 30, 1996.

                    SIGNATURE                                           TITLE
                    ---------                                           -----
            /s/ B. A. BRIDGEWATER, JR.            Chairman of the Board of Directors, President and
------------------------------------------------   Chief Executive Officer (Principal Executive Officer)
              B. A. Bridgewater, Jr.


                /s/ HARRY E. RICH                 Director, Executive Vice President and Chief
------------------------------------------------   Financial Officer (Principal Financial Officer)
                  Harry E. Rich


            /s/ RICHARD C. SCHUMACHER             Vice President and Controller
------------------------------------------------   (Principal Accounting Officer)
              Richard C. Schumacher


               /s/ JOSEPH L. BOWER                Director
------------------------------------------------
                 Joseph L. Bower


                /s/ JULIE C. ESREY                Director
------------------------------------------------
                  Julie C. Esrey


               /s/ RICHARD A. LIDDY               Director
------------------------------------------------
                 Richard A. Liddy

                                     II-3

                    SIGNATURE                      TITLE
                    ---------                      -----
            /s/ JOHN PETERS MACCARTHY             Director
------------------------------------------------
              John Peters MacCarthy


               /s/ JOHN D. MACOMBER               Director
------------------------------------------------
                 John D. Macomber


              /s/ WILLIAM E. MARITZ               Director
------------------------------------------------
                William E. Maritz


       /s/ GENERAL EDWARD C. MEYER, RETIRED       Director
------------------------------------------------
         General Edward C. Meyer, Retired


               /s/ JERRY E. RITTER                Director
------------------------------------------------
                 Jerry E. Ritter


                /s/ DANIEL R. TOLL                Director
------------------------------------------------
                  Daniel R. Toll

                                                  INDEX TO EXHIBITS

       EXHIBIT
       NUMBER
       -------

         4.1        Form of Exchange Note (included in Exhibit 4.2).

         4.2        Indenture dated as of October 1, 1996 between the Company and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K (File No.
                      1-2191) filed by the Company with the Commission on October 21, 1996).

         4.3        Registration Rights Agreement dated as of October 7, 1996 between the Company and Smith Barney Inc.,
                      First Chicago Capital Markets, Inc. and Dillon, Read & Co. Inc., as Initial Purchasers (incorpo-
                      rated by reference to Exhibit 4.2 to the Company's Report on Form 8-K (File No. 1-2191) filed by the Company with the Commission on October 21, 1996).

         4.4        Indenture dated as of January 15, 1973 between the Company and First National City Bank
                      (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Company's Registration Statement
                      on Form S-7 (No. 2-46627) originally filed by the Company with the Commission on January 16,
                      1973).

         4.5        First Supplemental Indenture dated as of April 25, 1988 between the Company and Citibank, N.A., as
                      Trustee (incorporated by reference to Exhibit 4(b) of the Company's Registration Statement on Form
                      S-3 (No. 33-21477) originally filed by the Company with the Commission on April 26, 1988).

         4.7        Senior Note Agreement dated as of October 24, 1995 between the Company and Prudential Insurance
                      Company of America (incorporated by reference to Exhibit 4(a) of the Form 10-Q for the quarter ended August 3, 1996 of the Company (File No. 1-2191)).

         4.8        Bank Credit Agreement, as amended, dated as of December 22, 1993 between the Company and The First
                      National Bank of Chicago, as Agent for certain Lenders and The Boatmen's National Bank of St.
                      Louis and Citibank, N.A., as Co-Agents of such Lenders (incorporated by reference to Exhibit 4(b)
                      of the Form 10-Q for the quarter ended August 3, 1996 of the Company (File No. 1-2191)).

     <F*>5.1        Opinion of Bryan Cave LLP regarding the validity of the Exchange Notes

         8.1        Tax Opinion of Bryan Cave LLP (included in Exhibit 5.1)

        12.1        Statement Re Computation of Ratio of Earnings to Fixed Charges

        23.1        Consent of Bryan Cave LLP (included in Exhibit 5.1)

        23.2        Consent of Ernst & Young LLP

        24.1        Power of Attorney (included on signature page)

    <F*>25.1        Statement of Eligibility of State Street Bank and Trust Company, as Trustee

        99.1        Form of Letter of Transmittal

        99.2        Form of Notice of Guaranteed Delivery

        99.3        Form of Exchange Agent Agreement

--------
<F*>To be filed by amendment

                                     II-5